As filed with the Securities and Exchange Commission on August 12, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREAT WOLF RESORTS, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7011 (Primary Standard Industrial Classification Code Number)	51-0510250 (I.R.S. Employer Identification No.)
122 West Washington Avenue
Madison, Wisconsin 53703
(608) 251-6400
(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices)
J. Michael Schroeder
General Counsel and Corporate Secretary
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703
(608) 251-6400
(Address, Including Zip Code, and Telephone Number, Including Area Code of Agent For Service)

With Copies to:

Alan J. Prince King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 (404) 572-4600	David C. Wright Andrew A. Gerber Hunton & Williams LLP 951 East Byrd Street Richmond, Virginia 23219 (804) 788-8200

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title Of Each Class Of Securities	Amount To Be	Offering	Aggregate	Amount of
To Be Registered	Registered(1)	Price Per Share	Offering Price(2)	Registration Fee

Common Stock, par value $0.01 per share	15,237,500 Shares	$17.00	$259,037,500	$32,821

(1)	Includes 1,987,500 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2004

PROSPECTUS

13,250,000 Shares

Great Wolf Resorts, Inc.

Common Stock

$                   per share

         We are selling shares of our common stock. We have granted the underwriters an option to purchase up to 1,987,500 additional shares of common stock to cover over-allotments.

         This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $15.00 and $17.00 per share. We intend to apply to have the common stock listed on the New York Stock Exchange under the symbol “GWX.”

            Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Us (before expenses)	$	$

         The underwriters expect to deliver the shares to purchasers on or about               , 2004.

Citigroup

                              , 2004

GREAT WOLF LODGE

GREAT WOLF LODGE

BLUE HARBOR RESORT & Conference Center™

Great Wolf Resorts™

Great Wolf Resorts™

History of our Company

2005 — Anticipated openings in Williamsburg, VA, Pocono Mountains, PA and Niagara Falls, ONT

2004 — Opened Resort in Sheboygan, WI

2003 — Opened Resorts in Traverse City, MI and Kansas City, KS

2002

2001 — Opened Resort in Sandusky, OH

2000

1999 — Purchased Resort in Wisconsin Dells, WI

1995 — Began Developing Hotels

1992 — Formed The Great Lakes Companies, Inc.
Predecessor of Great Wolf Resorts

Traverse City, MI

Sandusky, OH

Traverse City, MI
OPEN
Niagara Falls, ONT
Expected Opening 2005
Sheboygan, WI
OPEN
Wisconsin Dells, WI
OPEN
Pocono Mts., PA
Expected Opening 2005
Sandusky, OH
OPEN
Kansas City, KS
OPEN
Williamsburg, VA
Expected Opening 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Page

Summary	1
Risk Factors	16
Forward-Looking Statements	28
Structure and Formation of Our Company	29
Use of Proceeds	33
Dividend Policy	33
Capitalization	34
Dilution	35
Selected Financial and Other Data	37
Management’s Discussion and Analysis of Financial Condition and Results of Operations	41
Business	62
Management	82
Certain Relationships and Related Transactions	91
Principal Stockholders	93
Description of Securities	95
Shares Eligible for Future Sale	99
Underwriting	101
Legal Matters	105
Experts	105
Where You Can Find More Information About Us	105
Index to Financial Statements	F-1
EX-2.1 FORM OF MERGER AGREEMENT (DELAWARE)
EX-2.2 FORM OF MERGER AGREEMENT (WISCONSIN)
EX-3.1 FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EX-3.2 FORM OF AMENDED AND RESTATED BYLAWS
EX-10.2 DEVELOPMENT AGREEMENT
EX-10.3 FIRST AMENDMENT TO THE DEVELOPMENT AGMNT
EX-10.5 FORM OF EMPLOYMENT AGREEMENT
EX-10.6 FORM OF NONCOMPETE AGREEMENT
EX-10.7 FORM OF OFFICERS AND DIRECTORS INDEMNIFICATION AGREEMENT
EX-10.9 FORM OF EMPLOYEE STOCK PURCHASE PLAN
EX-10.10 FORM OF 2004 INCENTIVE STOCK PLAN
EX-10.11 FORM OF DEFERRED COMPENSATION PLAN
EX-10.12 FORM OF TRANSITION SERVICES AGREEMENT
EX-10.13 FORM OF TRANSITION SERVICES AGREEMENT
EX-10.14 FORM OF REGISTRATION RIGHTS AGREEMENT
EX-23.2 CONSENT OF DELOITTE & TOUCHE LLP
EX-23.3 CONSENT OF RUBIN BROWN, GORNSTEIN & CO LLP
EX-23.4 CONSENT OF ELAN BLUTINGER
EX-23.5 CONSENT OF RANDY CHURCHEY
EX-23.6 CONSENT OF MICHAEL M. KNETTER
EX-23.7 CONSENT OF ALISSA N. NOLAN
EX-23.8 CONSENT OF HOWARD SILVER

      Until                    , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including Biko the Bear, Blue Harbor Resort, Boathouse Suite, Breaker Bay, Crew Club, Cub Club, Great Wolf Lodge, Great Wolf Resorts, KidAquarium Suite, KidCabin and Wiley the Wolf in the United States and, where appropriate, in foreign countries. This prospectus also includes product names and other tradenames and service marks owned by us and other companies. The tradenames and service marks of other companies are the property of such other companies.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including “Risk Factors,” the audited financial statements of our predecessor companies and our consolidated financial statements and related notes, carefully before making an investment decision. References in this prospectus to “we,” “our,” “us” and “our company” refer to Great Wolf Resorts, Inc., a Delaware corporation, together with our consolidated subsidiaries. Unless otherwise indicated, the information in this prospectus assumes that the transactions described under “Structure and Formation of Our Company” are consummated.

Our Business

      We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts provide a consistent and comfortable environment throughout the year where our guests can enjoy our various amenities and activities. We are a fully integrated resort company with in-house expertise and resources in resort and indoor waterpark development, management, marketing and financing.

      Upon completion of this offering, we will own and operate four existing Great Wolf Lodge® resorts, our signature northwoods-themed resorts, and one Blue Harbor Resort, a nautical-themed property. In addition, we will own two Great Wolf Lodge resorts that are under construction and scheduled to open for business during 2005. We will also be the licensor and manager of an additional Great Wolf Lodge resort in Niagara Falls, Ontario that is owned and under development by an affiliate of Ripley Entertainment Inc., or Ripley’s. We are currently evaluating eight to ten additional markets for potential future development of Great Wolf Lodge resorts, four of which are in active site negotiation. We anticipate that most of our future resorts will be developed under our Great Wolf Lodge brand, but we may develop additional nautical-themed resorts in other appropriate markets.

      We deliver value to our guests by providing an affordable and fun family vacation experience. Our resorts are located within a convenient driving distance of our target customer base, providing our guests with a less expensive, more convenient alternative to air travel. In addition, our resorts generally include the following features:

•	Suites: approximately 270 to 400 family suites that sleep from six to ten people and each include a wet bar, microwave oven, refrigerator and dining and sitting area.

•	Waterpark: an approximately 34,000 to 82,000 square-foot indoor waterpark highlighted by our signature 12-level treehouse water fort. Our water fort is an interactive water experience for the entire family and features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges, and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, a lazy river, activity pools and large free-form hot tubs. Our room rates include use of the waterpark by four to six guests, depending on the type of room.

•	Food and Beverage: themed restaurants, such as our: Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest camp; Bear Claw Café ice cream shop and confectionary; and waterpark snack shop.

•	Amenities and Activities: our Youkon Jack’s and Northern Lights game arcades, full-service Aveda® concept spa, Buckhorn Exchange gift shop, Iron Horse fitness center, two-story animated clocktower, Cub Club children’s activity program, meeting rooms and seasonal, holiday and other special activities.

      For the twelve months ended March 31, 2004, our four resorts open during the period had the following financial performance:

•	64.2% occupancy;

•	$209.83 average daily room rate, or ADR;

•	$134.74 revenue per available room, or RevPAR; and

•	$302.82 total revenue per occupied room, or Total RevPOR.

These performance measures include ten months of operations at our Kansas City resort, which opened in May 2003. We expect recurring annual capital expenditures for each resort to be 3-4% of the resort’s annual revenues, including the repair and maintenance of our waterpark equipment. Our waterpark equipment is designed for outdoor application and capable of withstanding intense physical use and the elements year-round. Therefore, wear and tear is minimal and we believe our waterpark equipment has a long useful life.

      We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc. and a number of its related entities, which we refer to collectively as Great Lakes. Great Lakes has developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Great Lakes has two additional Great Wolf Lodge resorts under construction, one in Williamsburg, Virginia and the other in the Pocono Mountains region of Pennsylvania, that are scheduled to open in the Spring and Fall of 2005, respectively.

      Upon the closing of this offering, we will acquire each of these resorts and the resorts currently under construction, as well as certain resort development and management operations, in exchange for an aggregate of 14,035,128 shares of our common stock and $97.6 million. As of March 31, 2004, we had pro forma total indebtedness of approximately $98.2 million. Prior to completion of this offering and the formation transactions, we expect to incur on a pro forma basis, an additional $38.4 million of indebtedness in connection with our Williamsburg and Pocono Mountains resort development.

      Our management team possesses substantial expertise in all aspects of family entertainment resort and indoor waterpark development, management, marketing and financing. We have safely and successfully managed the operational complexity of our current resorts and intend to operate our future resorts similarly. We operate our business from our headquarters in Madison, Wisconsin. We believe that our current infrastructure provides the capability to continue to increase the number of resorts that we develop and operate without proportionate increases in overhead costs. As of March 31, 2004, we had approximately 130 corporate employees, including our central reservations center employees, and approximately 1,300 full and part-time resort-level employees.

      Our principal executive offices are located at 122 West Washington Avenue, Madison, Wisconsin 53703, and our telephone number is (608) 251-6400. Our website can be found on the internet at www.greatwolfresorts.com. Information contained on our website is not part of this prospectus.

Our Competitive Strengths

      We believe we are the market leader for family entertainment resorts that feature indoor waterparks and other family-oriented amenities in the United States. Our competitive strengths include:

•	Unforgettable Family Resort Experience. Each of our resorts provides a welcome opportunity for families to spend quality time together, relax and reconnect. In addition to our indoor waterparks, our resorts provide other activities and amenities that the entire family can enjoy together. Our family amenities and activities include themed restaurants, a game arcade, ice cream shop and confectionary, gift shop, snack shop, animated clocktower and fireside bedtime stories. We also have amenities and activities tailored to each member of the family, including our full-service Aveda concept spa, Cub Club for kids and fitness room. Our resorts also offer special events, including seasonal and holiday activities, wild animal and nature educational programs and other special events. We believe that our focus on delivering an unforgettable family resort experience appeals to our target customers and results in repeat visits and referrals. For the year ended December 31, 2003, we generated approximately 45% of our room revenue from repeat visitors and referral guests.

•	Value, Comfort and Convenience. Guest rooms at each of our resorts are spacious and comfortable suites that generally range in size from approximately 385 square feet to 880 square feet and include a wet bar, microwave, refrigerator and dining and sitting area. Many of the suites have specific themes that are geared toward enhancing our younger guests’ experience, including our KidCabin®and Wolf Den Suites, which have a partitioned room with bunk beds designed as log cabins and northwoods forest dens, respectively. All of our resorts are within a convenient driving distance of our large target customer bases. Because our indoor waterparks and our other amenities generally are not impacted by weather conditions, we offer our guests a reliable experience. On average, a two-night stay at our resorts costs a family of four approximately $600, making it a very affordable family vacation option.

•	Favorable Market Trends. We believe recent vacation trends favor our Great Wolf Lodge concept as the number of families choosing to take shorter, more frequent vacations that they can drive to has increased over the past several years. We believe that these trends will continue and that we are well positioned to take advantage of them. We believe our resorts are less affected by changes in economic cycles, as drive-to destinations are less expensive and more convenient than destinations that require air travel. In addition, we have identified over 50 markets in the United States that, according to Third Wave Research, each have populations in excess of five million people located within a convenient driving distance.

•	Market Presence and Barriers to Entry. We are the largest owner and operator of family entertainment resorts with indoor waterparks in the United States based on the number of resorts in operation. We believe this market presence gives us a significant competitive advantage in attracting guests and efficiently developing additional resorts. We believe our closest competitor has one operating themed indoor waterpark resort and another in development. In addition, we believe the significant barriers to entry present in our industry segment, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a difficult, multi-year permitting process, discourage other companies in the lodging and entertainment industries from developing similar family entertainment resorts. A new Great Wolf Lodge resort typically takes from one to three years to develop, which includes market selection, site selection and permitting, an additional 15 to 18 months to build and costs approximately $65 million to $95 million.

•	Focus on Safety. We invest heavily in safety measures in the design and operation of our resorts. For example, we specifically design our waterparks with attention to sightlines and safety precautions and use one of the most respected training methods in the water safety industry to train each of our lifeguards. We design and construct our indoor waterparks with state-of-the-art air quality and water treatment systems and protections. We also maintain and periodically upgrade our facilities to ensure that we provide our guests with best-in-class safety measures and systems.

•	Experienced Management Team and Committed and Motivated Staff. Our senior management team has an average of 17 years of experience in the hospitality, family resort and real estate development industries and has significant expertise in operating complex, themed, family entertainment resorts featuring indoor waterparks. In addition, we have a team of skilled, loyal and committed employees at each of our resorts. We offer our resort employees a number of benefits, including a pleasant and rewarding work environment, career-oriented training, the ability to obtain consistent year-round work, which is uncommon in the resort industry, and career growth opportunities. As a result, we believe our employees are committed to delivering superb customer service and personally assuring that our guests fully enjoy their family vacation.

Business and Growth Strategies

      Our primary business objective is to increase long-term stockholder value by executing our internal and external growth strategies. Our primary internal growth strategies are to:

•	Increase Total Resort Revenue. We intend to increase total resort revenue by increasing:

•	Average Room Rate: We plan to increase our average room rate over time by driving demand for our resorts and focusing on yield management techniques. We intend to increase demand through aggressive sales and marketing efforts and increased visibility and by enhancing our brand image. We plan to employ our yield management techniques to project demand in order to effectively direct our sales and marketing efforts and selectively increase room rates. We believe that our focus on optimizing the relationship between room rates and occupancy will allow us to maximize profitability.

•	Average Occupancy: We intend to maintain high occupancy levels during peak times and will focus on increasing our off-peak occupancies. Our off-peak occupancy levels generally occur in May, September and during the middle of the week. Our occupancy levels are affected by school calendars, with the summer months, spring break period and other school holidays achieving the highest occupancy levels. We will continue to seek to improve off-peak occupancy levels by holding special events and targeting group sales and conferences.

•	Other Revenue: We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their spending on food and beverage, entertainment and merchandise. Each resort generally contains at least one themed restaurant, an ice cream shop and confectionary, snack shop, an Aveda concept spa, gift shop and game arcade. Our average non-room revenue, including the revenue from these amenities, was approximately $93 per occupied room night for the twelve months ended March 31, 2004. By providing these additional revenue-generating amenities, we seek to maximize the amount of time and money spent on-site by our guests. We have also entered into a number of co-marketing agreements with strategic partners and will enter into additional co-marketing agreements in the future in order to increase other revenue.

•	Leverage Our Economies of Scale. We will take advantage of the following economies of scale:

•	Increased Purchasing Power: We intend to capitalize on our increased economies of scale and purchasing power with respect to operating supplies, food and beverage, insurance and employee benefits. As the number of resorts we own and operate increases, we expect to be able to leverage our increased buying volume and power to obtain more advantageous and predictable pricing on commodity goods and services. In addition, we intend to manage increases and fluctuations in the cost of electricity, water and natural gas for each of our resorts by entering into volume-based contracts.

•	Centralized Services: By centralizing certain of our services, we will focus on decreasing our per unit costs, increasing our control over those services and placing ourselves in a position to deliver a greater quality of service to our customers. For example, our central reservations call center operates every day of the year, has approximately 75 full and part-time employees and accepts reservations for all of our resorts. The call center also has the capacity to efficiently handle high call volumes and will require only limited additional incremental costs over the next several years as we increase our portfolio of resorts.

•	Build Upon Our Existing Brand Awareness and Loyalty. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming, from our captivating northwoods log cabin exterior, to our Native American totemic waterpark theme and signature treehouse water fort, to our mascots and recognizable logos and merchandise. We believe we have fostered strong customer and brand loyalty, which is evidenced by our repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.

      Our primary external growth strategies are to:

•	Capitalize on First-Mover Advantage. We intend to be the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets. We intend to continue to leverage our development expertise, existing platform and model and our access to capital to take advantage of the significant barriers to entry associated with the development of large family entertainment resorts with indoor waterparks like our Great Wolf Lodge resorts. We will seek to set the standard for quality, build on visible sites and capitalize on the opportunity to be located near other popular local attractions that draw our target customers. We believe that the combination of our first-mover advantage and the significant barriers to entry in our target markets provide us with a competitive advantage.

•	Focus on Development and Strategic Growth Opportunities. Family entertainment resorts featuring indoor waterparks are a relatively new concept and a growing segment of the resort and entertainment industries. We intend to focus on this growth opportunity by:

•	Building in Target Markets: We intend to develop and open at least two new owned resorts each year for the next several years. We have already identified potential development locations in eight to ten of these target markets that meet our other criteria for successful development. We are in negotiations for sites in four of these markets that, if appropriate, will provide ample land for us to expand or sell out-lots in the future for complementary uses. A new resort, from market selection to opening, can take over four years to develop and build. We believe that our experience will enable us to more efficiently develop and build new resorts in our target markets.

•	Licensing Our Resort Concept Internationally: We plan to selectively seek licensing and management opportunities internationally. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we intend to enter into license and management agreements with reputable companies that have local market knowledge in order to increase revenues and expand the reach of our Great Wolf Lodge brand.

•	Forming Strategic Partnerships: We will consider strategic partnerships on a selective basis. For example, we have had discussions with several established entertainment companies that control superior sites in certain of our target markets and have indicated an interest in jointly developing a Great Wolf Lodge at or near one of their existing entertainment venues.

•	Expanding and Enhancing Existing Resorts: We intend to focus on growth opportunities at our existing resorts by adding certain revenue-enhancing features that drive ancillary vacation spending and meet our target returns, including non-water based attractions like our 3D virtual reality theaters. We also intend to pursue incremental revenue-generating opportunities, such as expanding the number of rooms and adding condominium units at certain of our resorts. In addition, we will consider adding conference centers at existing resorts to capture convention and other business travel revenue.

•	Continue to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials, and employee retention.

Properties

      We have five family entertainment resorts that are currently operating and two additional resorts that are under construction, and we will manage one resort under construction that is owned by a third-party licensee. We also have identified additional target markets for future resort development and are in negotiations with respect to sites in four of these markets. The following table presents an overview of our portfolio of resorts.

					Twelve Months Ended March 31, 2004

							Revenue	Other	Total
	Opened/			Indoor		Average	per	Revenue per	Revenue per
	Target			Entertainment		Daily	Available	Occupied	Occupied
Location	Opening	Rooms		Area(1)	Occupancy	Rate	Room(2)	Room	Room(3)

				(approx. ft2)	(%)	($)	($)	($)	($)
Existing Resorts:
Wisconsin Dells, WI	May 1997(4)	309		65,000	60.3	197.22	119.02	76.59	273.81
Sandusky, OH(5)	March 2001	271		42,000	69.5	227.58	158.14	92.57	320.14
Traverse City, MI	March 2003	281		53,000	71.0	213.84	151.86	100.21	314.05
Kansas City, KS(6)	May 2003	281		50,000	55.1	196.00	107.96	105.60	301.60
Sheboygan, WI(7)	June 2004	183	(8)	56,000	—	—	—	—	—
Resorts Under Construction:
Williamsburg, VA	Spring 2005	301		70,000	—	—	—	—	—
Pocono Mountains, PA	Fall 2005	400		92,000	—	—	—	—	—
Niagara Falls, ONT(9)	Fall 2005	404		94,000	—	—	—	—	—

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, 3D virtual reality theater, Wiley’s Woods and party room in the resorts that have such amenities.
(2)	Revenue per available room represents the total room revenue per total available rooms for the twelve months ended March 31, 2004, calculated by multiplying the occupancy by the average daily rate.
(3)	Total revenue per occupied room is calculated by adding the average daily rate and other revenue per occupied room.
(4)	Great Lakes purchased this property in November 1999.
(5)	Prior to May 2004, we operated this resort as a Great Bear Lodge.
(6)	We currently lease the property on which our Kansas City resort is located pursuant to a 10-year ground lease with a local governmental authority. We intend to convert this leasehold interest into a fee simple interest.
(7)	Our Sheboygan property is branded as a Blue Harbor Resort. This resort is subject to a 98-year and 11-month ground lease with the Redevelopment Authority of the City of Sheboygan.
(8)	Our Blue Harbor Resort also features 64 individually owned two and four bedroom condominium units.
(9)	We are assisting our licensee, Ripley’s, with construction management and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort for ten years after opening. We have agreed to enter into a management agreement, pursuant to which we expect to operate the resort on behalf of Ripley’s for five years, and also a central reservations agreement. In conjunction with this project, we expect to receive a one-time construction management fee and ongoing license, central reservations and management fees.

Structure and Formation of Our Company

Formation Transactions

      Each of the five existing resorts and the two resorts under construction that will be owned and operated by us following the formation transactions is currently owned by a separate limited liability company. We refer to these limited liability companies as resort-owning entities and to The Great Lakes Companies, Inc. as the management company. One member in each of these resort-owning entities is a separate limited liability company of which the management company is the managing member or manager. We refer to these entities as sponsor entities. The other direct or indirect investors, or members, of the resort-owning entities and the sponsor entities include the founding stockholders of the management company, present and former members of management of the management company and its subsidiaries and other private investors not otherwise affiliated with the management company. In addition, investors have an ownership interest in the resort-owning entity of our Sandusky resort through a limited liability company that we refer to as Sandusky Investor LLC.

      Simultaneously with the completion of this offering, we will engage in formation transactions that are designed to:

•	acquire the resorts and related management business of the management company and its subsidiaries as described in more detail below;

•	facilitate this offering; and

•	enable us to raise the necessary capital to repay certain existing bank indebtedness, purchase certain interests in the resort-owning entities held by third parties and fund our growth.

      Pursuant to the formation transactions:

•	The management company will contribute certain of its assets that are unrelated to the resort business to two subsidiaries of the management company and will then distribute, or spin-off, the interests in such subsidiaries to the stockholders of the management company. Therefore, we will not acquire these non-resort assets at closing.

•	We will sell 13,250,000 shares of our common stock in this offering and an additional 1,987,500 shares if the underwriters exercise their over-allotment option in full, and we will use the net proceeds from this offering to accomplish the steps listed below and as otherwise described under “Use of Proceeds.”

•	We intend to purchase the interests held by affiliates of AIG SunAmerica in the entities owning our Wisconsin Dells and Sandusky resorts for an aggregate purchase price of approximately $31.0 million.

•	We will form thirteen new wholly owned limited liability company subsidiaries, corresponding to each resort-owning entity (other than the entities that own our Wisconsin Dells and Sandusky resorts), sponsor entity and Sandusky Investor LLC. These newly formed subsidiaries, which we refer to as the merger entities, will be merged into their corresponding resort-owning entity, sponsor entity or Sandusky Investor LLC, with each resort-owning entity, sponsor entity and Sandusky Investor LLC being the surviving entity and becoming our indirect wholly owned subsidiary. Our interest in each merger entity will be converted into the sole interest in the corresponding surviving entity. In the case of our Wisconsin Dells and Sandusky resorts, after our intended acquisition of the interests held by AIG SunAmerica, as described above, and the mergers of the related sponsor entities and Sandusky Investor LLC, the resort-owning entities will be our indirect wholly owned subsidiaries. In addition, the management company will be merged into our newly formed Great Lakes Services subsidiary. The stockholders of the management company will receive unregistered shares of our common stock in exchange for their interests in the management company in the merger.

•	In the mergers, members of the resort-owning entities, sponsor entities and Sandusky Investor LLC will receive cash, unregistered shares of our common stock or a combination of cash and unregistered shares of our common stock.

After the expiration of a 180-day period following consummation of this offering, recipients of shares in the formation transactions will generally be able to sell their unregistered shares, subject to certain restrictions described in “Shares Eligible for Future Sale,” pursuant to a registration statement that we are obligated to use our commercially reasonable best efforts to have declared effective as soon as possible. In the aggregate, we expect to pay $97.6 million in cash and issue 13,901,741 shares of unregistered common stock in these acquisitions.

•	We will issue an aggregate of 133,387 shares of unregistered common stock to holders of tenant in common interests in our Poconos and Williamsburg resorts that are convertible into our common stock.

•	Concurrently with the consummation of this offering and the formation transactions, we expect to:

•	repay an aggregate of $77.2 million of Great Lakes’ mortgage indebtedness on two of our resorts from the net proceeds of this offering;

•	refinance existing mortgage indebtedness on three of our resorts with a total outstanding debt balance at March 31, 2004 of approximately $92.5 million; and

•	enter into a $75.0 million revolving credit facility that will be secured by two of our resorts. Based upon the financial and debt service ratios that we anticipate will be contained in the revolving credit facility, we expect that $50.0 million of the revolving credit facility will be immediately available upon consummation of this offering. We do not currently anticipate drawing any amounts under this facility immediately after the consummation of this offering. We expect to use the revolving credit facility to fund our future growth and resort development, to provide for working capital and for other corporate purposes.

•	The current employees of the management company, other than those associated solely with its non-resort businesses, will become employees of our Great Lakes Services subsidiary.

      Certain of the existing shareholders of Great Lakes will enter into agreements with us pursuant to which they will make certain representations and warranties to us relating to the formation transactions and the status of the properties operated by the resort-owning entities. Pursuant to these agreements, these shareholders will also agree to indemnify us for a period of one year if those representations and warranties are not accurate. These representations and warranties relate, among other things, to the following matters concerning Great Lakes:

•	current capital structure;

•	compliance with laws and possession of required authorizations;

•	possession of all required consents and approvals;

•	no breach of organizational documents or material agreements;

•	no material tax dispute or claim;

•	no payment of brokers’ or finders’ fees;

•	no bankruptcy events;

•	no material legal proceedings;

•	reasonable insurance coverage for properties;

•	liens and options and rights with respect to underlying properties;

•	no labor disputes or unfair labor practices;

•	no material environmental liabilities;

•	no material defect in the condition of the properties;

•	accuracy of financial statements;

•	no material undisclosed liabilities, contracts or obligations;

•	no damage or loss to its underlying properties in excess of $1 million; and

•	ownership of intellectual property rights.

These shareholders may fulfill any obligations under the agreements through delivery of shares of our common stock that they own, valued at the time of delivery. With respect to each shareholder, the aggregate amount of any indemnification obligations under these agreements will not exceed 35% of the value of the number of shares of our common stock received by that shareholder in the formation transactions multiplied by the initial public offering price. Based on the mid-point of the estimated range shown on the cover of this prospectus, the maximum amount of the indemnification obligations under these agreements will equal approximately $46.3 million in the aggregate.

Consequences of this Offering and the Formation Transactions

      Upon completion of this offering and the formation transactions:

•	We will directly or indirectly own a fee simple interest in all of our resorts, except for leasehold interests in our Sheboygan and Kansas City resorts. We also will be the licensor and manager of a Great Wolf Lodge resort in Niagara Falls, Ontario owned by Ripley’s that is currently under construction.

•	Purchasers of our common stock in this offering will own approximately 49% of our outstanding common stock.

•	We expect to have incurred, on a pro forma basis, approximately $38.4 million of indebtedness in connection with our Williamsburg and Pocono Mountains resort developments, in addition to approximately $98.2 million of total pro forma indebtedness we had outstanding at March 31, 2004.

Benefits to Related Parties

      In connection with the formation transactions, the shareholders of the management company will receive material benefits, including:

•	an aggregate of 8,110,606 unregistered shares of our common stock as consideration in the formation mergers; and

•	the release of guarantees to repay, personally, approximately $169.8 million of indebtedness that will be repaid with the proceeds of this offering or refinanced in connection with the formation transactions.

      In addition, pursuant to their current employment arrangements, three members of our management will receive an aggregate of approximately $2.3 million of bonus payments in the form of lump sum cash payments. Substantially all of the after-tax proceeds from these payments will be used to purchase shares of our common stock in this offering at the initial public offering price.

      Additional information regarding the formation transactions is set forth under “Structure and Formation of Our Company.”

This Offering

Common stock offered by us	13,250,000 shares

Common stock to be outstanding after this offering	27,285,128 shares

Use of proceeds	We intend to use the net proceeds from this offering as follows:

• $66.6 million to pay a portion of the cash consideration in connection with our formation transactions;

• $31.0 million to purchase the interests in our Wisconsin Dells and Sandusky resorts held by affiliates of AIG SunAmerica;

• $77.2 million to repay certain existing indebtedness, including mortgage indebtedness on our Wisconsin Dells and Sandusky resorts; and

• the remainder to fund a portion of our development of future resorts and for general corporate purposes.

Proposed New York Stock Exchange symbol	GWX

      The number of shares of our common stock to be outstanding after this offering: (1) includes 14,035,128 shares of common stock to be issued by us in our formation transactions concurrently with the closing of this offering; (2) excludes 1,712,500 shares of common stock reserved for issuance upon exercise of options to be granted under our 2004 Incentive Stock Plan upon consummation of this offering to management and certain other employees; and (3) excludes 1,561,715 shares reserved for future issuance under our 2004 Incentive Stock Plan.

      Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Financial and Other Data

      The following table sets forth summary financial and operating data on a historical basis for Great Lakes and on an unaudited pro forma basis for Great Wolf Resorts, Inc. Historical financial and other data related to Great Lakes consists of the following:

•	combined historical financial information for (1) Great Lakes’ management business, including development of, ownership interests in, and management contracts with respect to, certain non-resort hotels and multifamily housing assets, (2) the entities that own our Traverse City, Kansas City and Sheboygan operating resorts and (3) the entities that own our Williamsburg and Pocono Mountains resorts that are under construction (the “Predecessor Historical Information”); and

•	combined historical financial information for the entities that own our Wisconsin Dells and Sandusky resorts (the “Dells/Sandusky Historical Information”).

      Although we were the managing member with responsibility for day-to-day operations with respect to the entities that own our Wisconsin Dells and Sandusky resorts, another party controls those entities. Therefore, we do not combine the Dells/Sandusky Historical Information with the Predecessor Historical Information.

      We have not presented historical information for Great Wolf Resorts, Inc. in this summary because we have not had any operations since our formation and because we believe that a discussion of the results of Great Wolf Resorts, Inc. would not be meaningful. We have included audited consolidated historical financial statements for Great Wolf Resorts, Inc. elsewhere in this prospectus.

      The summary Predecessor Historical Information and Dells/Sandusky Historical Information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are derived from, and are qualified in their entirety by, the Great Lakes Predecessor financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm, and the Dells/Sandusky financial statements audited by Rubin, Brown, Gornstein & Co. LLP, an independent registered public accounting firm, whose reports with respect thereto are included elsewhere in this prospectus. The summary Predecessor Historical and Dells/Sandusky Historical financial and operating data as of March 31, 2004 and for the three months ended March 31, 2004 and 2003, are derived from, and are qualified in their entirety by, the unaudited Great Lakes Predecessor and Dells/Sandusky financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary financial and other data together with “Business,” “Selected Financial and Other Data,” “Unaudited Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/Sandusky financial statements and related notes appearing elsewhere in this prospectus.

      The unaudited summary pro forma financial and operating data for the year ended December 31, 2003 and the three months ended March 31, 2004 have been prepared to give pro forma effect to this offering and the formation transactions as if they had occurred on January 1, 2003. The unaudited pro forma balance sheet data as of March 31, 2004 has been prepared to give effect to this offering and the formation transactions as if they had occurred on March 31, 2004. The unaudited summary combined pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had this offering and the formation transactions actually been consummated on January 1, 2003 and do not purport to indicate results of operations as of any future date or for any future period. You should read the summary combined pro forma data in conjunction with “Unaudited Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/Sandusky financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,

	2003			2002		2001

	Consolidated		Dells/		Dells/		Dells/
	Pro Forma	Predecessor(1)	Sandusky	Predecessor	Sandusky	Predecessor	Sandusky

	(dollars in thousands, except per share amounts and operating data)
Statement of Operations Data:
Revenues:
Rooms	$47,973	$20,231	$29,172	$1,454	$28,995	$1,619	$25,650
Food, beverage and other	20,947	9,580	11,546	234	11,432	482	8,988
Management and other fees	—	3,109	—	3,329	—	3,022	—
Other revenue from managed properties(2)	—	14,904	—	14,808	—	13,286	—

Total revenues	68,920	47,824	40,718	19,825	40,427	18,409	34,638

Operating expenses:
Departmental expenses
Rooms	7,576	3,591	4,311	321	4,453	356	4,011
Food, beverage and other	17,589	8,722	9,009	144	9,043	153	7,500
Other operating expenses:
Selling, general and administrative	17,809	11,935	7,557	4,356	6,542	4,056	7,629
Property operating costs	10,252	5,575	4,969	901	4,257	275	3,862
Depreciation and amortization	13,444	8,045	8,090	602	8,414	531	8,764
Other expenses from managed properties(2)	—	14,904	—	14,808	—	13,286	—

Total operating expenses	66,670	52,772	33,936	21,132	32,709	18,657	31,766

Operating income (loss)	2,250	(4,948)	6,782	(1,307)	7,718	(248)	2,872
Interest expense	2,498	4,758	4,818	560	5,055	792	5,316
Income (loss) from continuing operations	(248)	(6,597)	2,116	(6,412)	2,822	(588)	(2,214)
Income (loss) before income taxes	(248)	(4,333)	2,116	(6,755)	2,822	(1,177)	(2,214)
Income tax expense (benefit)	(99)	—	—	—	—	—	—
Net income (loss)	$(149)	$(4,333)	$2,116	$(6,755)	$2,822	$(1,177)	$(2,214)

Pro forma basic loss per share(3)	$(0.01)
Pro forma diluted loss per share(3)	$(0.01)
Pro forma weighted average common shares outstanding—basic and diluted	27,285,128
Cash Flows Data:
Cash flows from:
Operating activities		$7,874	$10,866	$376	$11,360	$5,580	$9,285
Investing activities		$(56,886)	$(4,753)	$(46,276)	$(5,323)	$(9,166)	$(39,189)
Financing activities		$47,712	$(6,392)	$49,797	$(7,155)	$2,822	$31,131
Balance Sheet Data (end of period):
Total assets		$165,988	$90,365	$106,751	$93,638	$54,191	$97,314
Total long-term debt		$98,672	$77,828	$42,764	$78,050	$14,643	$76,360
Non-GAAP Financial Data:
EBITDA(4)	$15,694	$8,415	$14,872	$(5,682)	$16,132	$69	$11,636
Adjusted EBITDA(4)	$15,694	$8,840	$14,872	$(5,580)	$16,132	$(696)	$11,636
Operating Data:
Total resorts open (end of period)	4
Total rooms (end of period)	1,142
Occupancy	64.1%
Average daily rate	$210.07
Revenue per available room	$134.67
Total revenue per occupied room	$301.79

	Three Months Ended March 31,

	2004
				2003
	Consolidated
	Pro Forma	Predecessor(1)	Dells/Sandusky	Predecessor	Dells/Sandusky

	(dollars in thousands, except per share amounts and operating data)
Statement of Operations Data:
Revenues:
Rooms	$14,852	$7,469	$7,609	$982	$7,734
Food, beverage and other	6,674	3,429	3,270	301	3,247
Management and other fees	—	765	—	698	—
Other revenue from managed properties(2)	—	3,340	—	3,323	—

Total revenues	21,526	15,003	10,879	5,304	10,981

Operating expenses:
Departmental expenses
Rooms	2,118	1,122	1,069	205	1,088
Food, beverage and other	5,099	2,766	2,361	501	2,260
Other operating expenses:
Selling, general and administrative	4,869	3,271	2,037	2,071	2,017
Property operating costs	3,101	1,875	1,308	1,224	1,250
Depreciation and amortization	4,007	2,744	1,851	141	2,762
Other expenses from managed properties(2)	—	3,340	—	3,323	—

Total operating expenses	19,194	15,118	8,626	7,465	9,377

Operating income (loss)	2,332	(115)	2,253	(2,161)	1,604
Interest expense	836	1,340	1,177	153	1,169
Income (loss) from continuing operations	1,496	(2,026)	1,112	(822)	472
Income (loss) before income taxes	1,496	(1,918)	1,112	(523)	472
Income tax expense	599	—	—	—	—
Net income (loss)	$897	$(1,918)	$1,112	$(523)	$472

Pro forma basic earnings (loss) per share(3)	$0.03
Pro forma diluted earnings (loss) per share(3)	$0.03
Pro forma weighted average common shares outstanding—basic and diluted	27,285,128
Cash Flows Data:
Cash flows from:
Operating activities		$1,104	$2,771	$4,667	$3,990
Investing activities		$(27,303)	$515	$(28,523)	$(989)
Financing activities		$29,545	$(1,519)	$21,471	$(1,318)
Balance Sheet Data (end of period):
Total assets	$466,610	$197,342	$90,122
Total long-term debt	$98,201	$107,532	$77,244
Non-GAAP Financial Data:
EBITDA(4)	$6,339	$2,088	$4,104	$(244)	$4,366
Adjusted EBITDA(4)	$6,339	$1,045	$4,104	$(212)	$4,366
Operating Data:
Total resorts open (end of period)	4
Total rooms (end of period)	1,142
Occupancy	68.0%
Average daily rate	$210.04
Revenue per available room	$142.91
Total revenue per occupied room	$304.43

(1)	Includes the operations of our Traverse City and Kansas City resorts that opened in March and May 2003, respectively.

(2)	Reflects reimbursement of payroll, benefits and costs related to the operations of properties managed by Predecessor.

(3)	Pro forma basic and diluted earnings (loss) per share are computed assuming this offering was consummated as of the first day of the period presented and equals pro forma net income (loss) divided by the number of shares of our common stock expected to be outstanding after this offering.

(4)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. EBITDA is commonly defined as net income plus (a) interest expense, (b) income taxes and (c) depreciation and amortization. Our definition of Adjusted EBITDA is different from EBITDA because we further adjust net income for the following items:

• minority interests;

• non-recurring items; and

• gain on the sale of real estate.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

• a significant portion of our assets consists of property and equipment that are depreciated over their remaining useful lives in accordance with GAAP. Because depreciation and amortization are non-cash items, we believe that presentation of Adjusted EBITDA is a useful measure of our operating performance;

• it is widely used in the hospitality and entertainment industries to measure operating performance without regard to items such as depreciation and amortization; and

• we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of items directly resulting from our asset base, primarily depreciation and amortization, from our operating results.

Our management uses Adjusted EBITDA:

• as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items directly resulting from our asset base, primarily depreciation and amortization and non-recurring or unusual items, from our operating results;

• for planning purposes, including the preparation of our annual operating budget;

• as a valuation measure for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business; and

• as one measure in determining the value of other acquisitions and dispositions.

We also expect that covenants in our new revolving credit facility will require us to meet financial tests based upon Adjusted EBITDA.

Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, Adjusted EBITDA (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

The tables shown below reconcile net income (loss) to EBITDA and Adjusted EBITDA for the periods presented (dollars in thousands).

	Consolidated Pro Forma

	Three Months Ended	Year Ended
	March 31, 2004	December 31, 2003

Net income (loss)	$897	$(149)
Adjustments:
Interest expense, net	836	2,498
Income tax expense (benefit)	599	(99)
Depreciation and amortization	4,007	13,444

EBITDA	6,339	15,694
Adjustments:
Minority interest expense (benefit)	—	—
Non-recurring items	—	—
Gain on sale of real estate	—	—

Adjusted EBITDA	$6,339	$15,694

	Predecessor

	Three Months
	Ended March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$(1,918)	$(523)	$(4,333)	$(6,755)	$(1,177)
Adjustments:
Interest expense, net	1,262	138	4,703	471	715
Income tax expense	—	—	—	—	—
Depreciation and amortization	2,744	141	8,045	602	531

EBITDA	2,088	(244)	8,415	(5,682)	69
Adjustments:
Minority interest expense (benefit)	29	32	425	89	(669)
Non-recurring items	—	—	—	—	—
Gain on sale of real estate	(1,072)	—	—	13	(96)

Adjusted EBITDA	$1,045	$(212)	$8,840	$(5,580)	$(696)

	Dells/Sandusky

	Three Months
	Ended March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$1,112	$472	$2,116	$2,822	$(2,214)
Adjustments:
Interest expense, net	1,141	1,132	4,666	4,896	5,086
Income tax expense	—	—	—	—	—
Depreciation and amortization	1,851	2,762	8,090	8,414	8,764

EBITDA	4,104	4,366	14,872	16,132	11,636
Adjustments:
Minority interest expense (benefit)	—	—	—	—	—
Non-recurring items	—	—	—	—	—
Gain on sale of real estate	—	—	—	—	—

Adjusted EBITDA	$4,104	$4,366	$14,872	$16,132	$11,636

RISK FACTORS

      Investment in our common stock involves risks. You should carefully consider the following risk factors in addition to other information contained in this prospectus before purchasing the common stock we are offering. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

We may not be able to develop new resorts or further develop existing resorts on a timely or cost efficient basis, which would adversely affect our growth strategy.

      As part of our growth strategy, we intend to develop additional resorts and to further expand our existing resorts. Development involves substantial risks, including the following risks:

•	development costs may exceed budgeted or contracted amounts;

•	delays in completion of construction;

•	failure to obtain all necessary zoning, land use, occupancy, construction, operating and other required governmental permits and authorizations;

•	changes in real estate, zoning, land use, environmental and tax laws;

•	unavailability of financing on favorable terms;

•	failure of developed properties to achieve desired revenue or profitability levels once opened;

•	competition for suitable development sites from competitors that may have greater financial resources or risk tolerance than we do; and

•	the incurrence of substantial costs in the event a development project must be abandoned prior to completion.

In particular, resort construction projects entail significant risks, including shortages of design and construction expertise, materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference, floods and unanticipated cost increases. There are also a limited number of suppliers and manufacturers of the equipment we use in our indoor waterparks. We may not be able to successfully manage our development to minimize these risks, and there can be no assurance that present or future developments will perform in accordance with our previous developments or our expectations.

We compete with other family vacation travel destinations and resorts.

      Our resorts compete with other forms of family vacation travel, including theme, water and amusement parks and other recreational activities. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.

      We anticipate that competition within some of our markets will increase in the foreseeable future. A number of other resort operators are developing family entertainment resorts with indoor waterparks that will compete with some or all of our resorts. In particular, one of our current competitors is developing a resort in the Sandusky market. We compete for guests and for new development sites with certain of these entities that may have greater financial resources than we do and better relationships with lenders and sellers of real estate. These entities may be able to accept more risk than we can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities, significantly expand or improve resorts, including the addition of “thrill rides,” in markets in which we operate. Such events could materially adversely affect our business and results of operations.

We are subject to resort industry risks that could adversely affect our business, financial condition and results of operations.

      Our lodges are subject to many operating risks common to the resort industry. These risks include, among other things:

•	competition from other resorts, some of which may have greater marketing or financial resources;

•	increases in operating costs due to inflation and other factors, which increases may not be offset by increased room and other revenue;

•	dependence on tourism and vacation travel;

•	future terrorists attacks, which could adversely affect the travel and tourism industries and decrease demand for our resorts;

•	increases in energy costs and other expenses affecting travel;

•	adverse effects of general and local economic conditions;

•	extreme weather conditions;

•	the availability of financing for operating or capital needs;

•	changes in real estate tax rates; and

•	over-building in the resort industry, which adversely affects occupancy levels, room rates and revenues.

      Each of these risks could adversely affect our business, financial condition and results of operations.

We may not be able to manage our expected growth, which could adversely affect our operating results.

      Since 1999, we have experienced substantial growth as we have grown from operating one resort to currently owning and operating five resorts with two additional resorts scheduled to open in 2005. We intend to continue to develop additional resorts. Our anticipated growth could place a strain on our management, employees and operations. Our growth has increased our operating complexity and the level of responsibility for new and existing management. Our ability to compete effectively and to manage our recent and future growth effectively will depend on our ability to implement and improve financial and management information systems on a timely basis and to effect changes in our business, such as implementing internal controls to handle the increased size of our operations and hiring, training, developing and managing an increasing number of experienced management-level and other employees. Unexpected difficulties during expansion, the failure to attract and retain qualified employees or our inability to respond effectively to recent growth or plan for future expansion, could adversely affect our results of operations.

Accidents or injuries in our resorts, particularly in our waterparks, may subject us to liability, and accidents or injuries at our resorts or at competing resorts with waterparks could adversely affect our safety reputation and attendance, which would harm our business, financial condition and results of operations.

      There are inherent risks of accidents or injuries at family entertainment resorts, including accidents or injuries at waterparks, particularly for small children if their parents do not provide appropriate supervision. Despite our emphasis on safety, the lifeguards in our indoor waterparks and our other resort staff cannot prevent every accident or injury. Potential waterpark accidents and injuries include falls, cuts or other abrasions, sickness from contaminated water, injuries resulting from equipment malfunctions and drownings. One or more accidents or injuries at any of our waterparks or at other waterparks could reduce attendance at our resorts, adversely affect our safety reputation among our potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective.

      If accidents or injuries occur at any of our resorts, we may be held liable for costs related to the injuries. We maintain insurance of the type and in the amounts that we believe are commercially reasonable and that are available to businesses in our industry, but there can be no assurance that our liability insurance will be adequate or available at all times and in all circumstances to cover any liability for these costs. Our business, financial condition and results of operations would be adversely affected to the extent claims and associated expenses resulting from accidents or injuries exceed our insurance recoveries.

If members of our senior management or our key operational personnel left us, our results of operations could be adversely affected, and we may not be able to attract and retain additional qualified management and operational personnel.

      Our success depends to a significant extent upon the experience, performance and continued service of our senior management and key operational personnel. The loss of the services of such senior management and key operational personnel could have a material adverse effect on our business and operations. In addition, we cannot assure you that we will be able to attract and retain additional qualified senior management and operational personnel as needed in the future. We will enter into employment agreements with our senior management personnel, but these agreements do not ensure their continued employment with us.

Our business is dependent upon family vacation patterns, which may cause fluctuations in our revenues.

      Since most families with small children choose to take vacations during school breaks and on weekends, our occupancy is highest on the weekends and during months with prolonged school breaks, such as the summer months and spring break weeks in March and April. Our occupancy is lowest during May and September as children return to school following these prolonged breaks. As a result of these family vacation patterns, our revenues may fluctuate. We may be required to enter into short-term borrowings in slower periods in order to offset such fluctuations in revenues and to fund our anticipated obligations. In addition, adverse events occurring during our peak occupancy periods would have an increased impact on our results of operations.

We may not be able to attract a significant number of customers from our key target markets, which would adversely affect our business, financial condition and results of operations.

      Our strategy emphasizes attracting and retaining customers from the local, or drive-to, markets within a convenient driving distance from each of our resorts. Any resorts we develop in the future are similarly likely to be dependent primarily on the markets in the immediate vicinity of such resorts. There can be no assurance that we will be able to continue to attract a sufficient number of customers in our local markets to make our resort operations profitable. If we fail to do so, our business, financial condition and results of operations would be adversely affected.

Because we concentrate in a single industry segment, we may be adversely affected by a downturn in that industry segment.

      Our assets and operations are concentrated in a single industry segment—family entertainment resorts. Our current strategy is to expand the number of our resorts and improve our existing resorts. Therefore, a downturn in the entertainment, travel or vacation industries, in general, and the family entertainment resort segment, in particular, could have an adverse effect on our business and financial condition.

Changes in consumer spending habits may affect our growth, financial condition and results of operations.

      The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that consumer spending will not be adversely affected by economic conditions, thereby impacting our growth, financial condition and results of operations.

Increases in the costs of labor, energy, insurance, property taxes or other expense items could reduce our operating margins and adversely affect our growth, financial condition and results of operations.

      Our most significant operating costs are our labor, energy, insurance and property taxes. Many, and in some cases all, of the factors affecting these costs are beyond our control. These costs represented approximately 37% and 38% of our overall costs for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

      Labor is our primary resort-level operating expense. As of March 31, 2004, we employed approximately 1,300 hourly-wage and salaried employees in our resorts. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including resort managers, lifeguards, waterpark maintenance professionals and resort staff, necessary to keep pace with our expansion schedule. The number of qualified individuals needed to fill these positions is in short supply in some areas. Although we have not yet experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings of new resorts. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

      Energy costs also account for a significant portion of our total resort-level operating expenses. The price of energy is volatile, and shortages sometimes occur. Significant increases in the cost of energy, or shortages of energy, could interrupt or curtail our operations and lower our operating margins.

      The costs for maintaining adequate insurance coverage fluctuate and are generally beyond our control. If insurance rates increase and we are not able to pass along those increased costs to our customers through higher room rates and amenity costs, our operating margins could suffer.

      Each of our resorts is subject to real and personal property taxes. The real and personal property taxes on our resorts may increase or decrease as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase and we are unable to pass these increased costs along to our customers through higher room rates and amenity costs, our financial condition and results of operations may be adversely affected.

The covenants in our new revolving credit facility will likely impose significant restrictions on us.

      We anticipate that the terms of our revolving credit facility that we intend to enter into concurrently with this offering will impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including:

•	incurring or guaranteeing additional indebtedness;

•	paying dividends or making distributions or certain other restricted payments;

•	making capital expenditures and other investments;

•	creating liens on our assets;

•	issuing or selling capital stock of our subsidiaries;

•	transferring or selling assets currently held by us;

•	repurchasing stock and certain indebtedness;

•	engaging in transactions with affiliates;

•	entering into any agreements that restrict dividends from our subsidiaries; and

•	engaging in mergers or consolidations.

      The failure to comply with any of these covenants could cause a default under our other debt agreements. Furthermore, our revolving credit facility will likely contain certain financial covenants, including establishing a maximum leverage ratio and requiring us to maintain a minimum interest coverage ratio and a funded senior debt to current assets ratio, which, if not maintained by us, would cause us to be in default under the revolving credit facility. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it.

We may not be able to obtain additional financing on favorable terms, if at all.

      We expect that we will require additional financing over time, the amount of which will depend on a number of factors, including the number of resorts we construct, additions to our current resorts and the cash flow generated by our resorts. The terms of any additional financing we may be able to procure are unknown at this time. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our then-current debt levels;

•	our then-current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.

Any future debt financing or issuances of preferred stock that we may make will be senior to the rights of holders of our common stock, and any future issuances of common stock will result in the dilution of the then-existing stockholders’ proportionate equity interest.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow, and there are a limited number of insurers that will underwrite coverage for resorts with indoor waterparks.

      We will maintain comprehensive liability, fire, flood (where appropriate) and extended coverage insurance with respect to our resorts with policy specifications, limits and deductibles that we believe are commercially reasonable for our operations and are available to businesses in our industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in, and anticipated profits and cash flow from, a resort. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss or the amount of the loss may exceed our coverage for the loss. In addition, we may not be able to obtain insurance in the future at acceptable rates, or at all, and insurance may not be available to us on favorable terms or at all, including insurance for the construction and development of our resorts, especially since there are a limited number of insurance companies that underwrite insurance for indoor waterparks.

We will be required to make certain capital expenditures to maintain the quality of our resorts, which could adversely affect our financial condition and results of operations.

      Our resorts have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have an adverse effect on our financial condition and results of operations. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that we will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, if at all, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other entities. If we are unable to meet our capital expenditure needs, we may not be able to maintain the quality of our resorts.

Future terrorist attacks in the United States could harm the demand for, and the value of, our resorts.

      Future terrorist attacks in the United States, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of terrorism or war could have a material adverse effect on our business and results of operations. Terrorist attacks could adversely affect future reservations and cause our occupancy levels to decline, which would harm our results of operations. Terrorist attacks also could directly impact the value of our resorts through damage, destruction, loss or increased security and safety costs, and the availability of insurance for such acts may be limited, cost more or not be available at all.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

      The success of our resorts depends in part on our brands, logos and branded merchandise. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brands, logos, branded merchandise and other intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands, logos and branded merchandise to achieve and maintain market acceptance.

      We have licensed our Great Wolf Lodge brand and intend to further license the brand in international markets. While we try to ensure that the quality of our brand is maintained by our current licensee, and will be maintained by any future licensees, we cannot assure you that these licensees will not take actions that adversely affect the value of our intellectual property or reputation.

      We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. There is no guarantee that our trademark applications will be granted. In addition, the trademarks that we currently use have not been registered in all of the countries in which we do, or intend to do, business and may never be registered in all of these countries. We cannot assure you that we will be able to adequately protect our trademarks or that our use of these trademarks will not result in liability for trademark infringement, trademark dilution or unfair competition.

      We cannot assure you that all of the steps we have taken to protect our intellectual property in the United States and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Our operations may be adversely affected by extreme weather conditions and the impact of disasters.

      We currently operate, and in the future intend to operate, our resorts in a number of different markets, each of which is subject to local weather patterns and their effects on our resorts, especially our guests’ ability to travel to our resorts. Extreme weather conditions can from time to time have an adverse impact upon individual resorts or particular regions. Our resorts are also vulnerable to the effects of destructive forces, such as fire, storms, high winds and flooding and any other occurrence that could affect the supply of water or electricity to our resorts. Although our resorts are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage.

Compliance with the Americans with Disabilities Act and other governmental regulations and changes in governmental rules and regulations may adversely affect our financial condition and results of operations.

      Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. A determination that we are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate cost of compliance with the ADA.

      The resort industry is also subject to numerous federal, state and local governmental regulations including those related to building and zoning requirements, and we are subject to laws governing our relationship with our employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of our resorts, including changes to building codes and fire and life safety codes, may occur. If we were required to make substantial modifications at our resorts to comply with the ADA, other governmental regulations or changes in governmental rules and regulations, our financial condition and results of operations could be adversely affected.

The illiquidity of real estate may make it difficult for us to dispose of one or more of our resorts.

      We may from time to time decide to dispose of one or more of our real estate assets. Because real estate holdings generally, and family entertainment resorts like ours in particular, are relatively illiquid, we may not be able to dispose of one or more real estate assets on a timely basis or at a favorable price. The illiquidity of our real estate assets could mean that we continue to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect our business, financial condition and results of operations.

We face possible liability for environmental cleanup costs and damages for contamination related to our properties, which could adversely affect our business, financial condition and results of operations.

      Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our on-going operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

      Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

      We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

      Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

      On occasion, we may elect to develop properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities, and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. To our knowledge, our work at our Sheboygan resort has been conducted in accordance with requirements imposed by the Wisconsin Department of Natural Resources. Based on these efforts, we are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial conditions or results of operations. It is possible, however, that our efforts have not identified all environmental conditions at the property or that environmental conditions and liabilities associated with the property could change in the future.

      Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.

Regulation of the marketing and sale of condominiums could adversely affect our business.

      Our marketing and sales of condominium units are subject to extensive regulation by the federal government and the states in which our condominiums are marketed and sold. On a federal level, the Federal Trade Commission Act prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which we are or may be subject includes the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Practices Act and the Fair Housing Act. In addition, many states have adopted specific laws and regulations regarding the sale of condominiums. For example, certain state laws grant the purchaser the right to cancel a contract of purchase within a specified period following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the seller. No assurance can be given that the cost of qualifying under condominium regulations in all jurisdictions in which we desire to conduct sales will not be significant. The failure to comply with such laws or regulations could adversely affect our business, financial condition and results of operations.

      There can be no assurance that prior or future sales of our condominium units will not be considered offers or sales of “securities” under federal law or the state law in the states where we desire to, or do, conduct sales or in which our properties are located. If such interests were considered to be securities, we would be required to comply with applicable state and federal securities laws, including laws pertaining to registration or qualification of securities, licensing of salespeople and other matters. There can be no assurance that we will be able to comply with the applicable state and federal securities requirements, and if the offers or sales of our condominium units are deemed to be offers or sales of securities, such a determination may create liabilities or contingencies that could have an adverse effect on our operations, including possible rescission rights relating to the units that have been sold, which, if exercised, could result in losses and would adversely affect our business, financial condition and results of operations.

Certain of our existing stockholders will exercise considerable influence over the company after this offering.

      It is expected that after consummating our formation transactions and this offering, the founding stockholders of Great Lakes will beneficially own approximately 28% of the outstanding shares of our common stock and, together with our other executive officers and directors as a group, will beneficially own approximately 31% of the outstanding shares of our common stock. By reason of such holdings, these stockholders acting as a group will be able to exercise significant influence over our affairs and policies, including the election of our board of directors and matters submitted to a vote of our stockholders such as mergers and significant asset sales, and their interests might not be consistent with the interests of other stockholders.

We have not obtained appraisals of our resorts in connection with this offering and the consideration paid by us in the formation transactions may exceed their fair market value.

      We have not obtained any third-party appraisals of the resorts and other assets to be purchased by us in the formation transactions, nor any independent third-party valuation opinions in connection with the formation transactions. In connection with the formation transactions, Great Lakes retained an independent financial advisory firm to render an opinion as to the fairness of the method used in allocating cash and shares of our common stock among the resort-owning entities and the management company. The value of the shares that we will issue in the formation transactions will increase or decrease if our common stock is priced above or below the mid-point of the range of prices shown on the front cover of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters. Among the factors that will be considered are our record of operations, our management, our estimated net income, our estimated revenues, our growth prospects, the current market valuations, financial performance of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the resort industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, the consideration to be paid in the formation transactions may exceed the fair market value of these interests and assets.

There were no arm’s-length negotiations with respect to the terms of the formation transactions.

      There were no arm’s-length negotiations with the owners of our predecessor companies with respect to terms of the formation transactions, in particular with respect to the representations and warranties made by the founding shareholders to us in the formation transactions, or the indemnification provided for breach of representations and warranties. In addition, the founding shareholders, who had significant influence in structuring the formation transactions, had pre-existing ownership interests in resorts and will receive substantial economic benefits as a result of the formation transactions. Further, in the course of structuring the formation transactions, such founding shareholders had the ability to influence the type and level of benefits that they and our other executive officers will receive from us.

We may assume unknown liabilities in connection with the formation transactions.

      As part of the formation transactions, we will acquire our predecessor companies subject to existing liabilities, some of which may be unknown at the time this offering is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of vendors or other persons dealing with the entities prior to this offering (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. The founding shareholders of our predecessor companies have agreed to indemnify us with respect to claims for breaches of representations and warranties brought by us within one year of the consummation of this offering, subject to certain limitations. To the extent required, these shareholders may rely on the value of the common stock they hold in our company to fulfill any obligations under the agreements. With respect to each shareholder, the aggregate amount of any indemnification obligations under these agreements will not exceed 35% of the value of the shares of our common stock received by that shareholder in the formation transactions. Based on the mid-point of the estimated range shown on the cover of this prospectus, the maximum amount of the indemnification obligations under these agreements will equal approximately $46.3 million in the aggregate. Accordingly, if an indemnifiable event occurs and the price of our common stock at the time is materially less than the initial public offering price, the founding shareholders may not have adequate alternative financial resources to fulfill their obligations. In addition, many liabilities may not be identified within the one-year period and we may have no recourse against the founding shareholders or these entities for such liabilities.

We may issue partnership interests in the future that may be dilutive to, and may have preferential rights over, our common stockholders.

      We have formed a wholly owned operating partnership to serve as the sole member of each of the surviving resort-owning entities. We are the limited partner of the partnership and the sole general partner of the partnership is a new wholly owned subsidiary that we have formed for that purpose. We have formed the operating partnership to provide flexibility for future transactions as we execute our growth strategy. We believe that the ability to issue partnership units will enable us to acquire assets from sellers seeking certain tax treatment. While we do not anticipate issuing any interests in the operating partnership as part of the formation transactions or in the forseeable future, other than interests issued to us and the newly formed general partner, we may issue such interests in the future. These additional interests may include preferred limited partnership units. Any partnership interests that we issue may be entitled to distributions of available cash that might otherwise be allocated to the execution of our business plan or generally available for future dividends, if any. In addition, any partnership interests may be convertible into our common stock, thus having a dilutive impact to our common stockholders, and may have voting or other preferential rights relative to those of our common stockholders.

Risks Related to this Offering

Our stock price may be volatile, and you could lose all or part of your investment.

      Prior to this offering, you could not buy or sell our common stock in the public market. An active public market for our common stock may not develop or be sustained after this offering. The market for initial public offerings has been extremely volatile. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in the resort industry, generally, and the family entertainment resort segment, specifically;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of new properties, acquisitions or joint ventures.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above our initial public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material adverse effect on our business, financial condition and operating results.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of our common stock to decline.

      If our stockholders sell shares of common stock in the public market following this offering, including shares issued in connection with our formation transactions or upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

      Upon completion of this offering and the formation transactions, we will have outstanding 27,285,128 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of stock options to be granted concurrently with this offering. Of these shares, the 13,250,000 shares to be sold in this offering will be freely tradable. All of the remaining shares are subject to lock-up provisions in our bylaws that prohibit the sale of any shares for a period of 180 days after the date of our initial public offering without the prior written consent of our board of directors or chief executive officer. We have agreed with Citigroup Global Markets Inc. not to consent to the release of this lock-up without its prior written consent. We expect most of these shares will be available for sale, subject to certain restrictions, after the end of the lock-up period due to our obligations under a registration rights agreement entered into in connection with the formation transactions. In addition, we, our officers and directors have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of 180 days following completion of this offering, with certain exceptions.

Provisions in our certificate of incorporation, bylaws, employment agreements and Delaware law have anti-takeover effects that could prevent a change in control that could be beneficial to our stockholders, which could depress the market price of our common stock.

      Our certificate of incorporation, bylaws, employment agreements and Delaware corporate law contain provisions that could delay, defer, increase the costs of or prevent a change in control of us or our management that could be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	prohibit the right of our stockholders to act by written consent;

•	limit the calling of special meetings of stockholders;

•	impose a requirement that holders of 50% of the outstanding shares of common stock are required to amend the provisions relating to actions by written consent of stockholders and the limitations of calling special meetings; and

•	provide for payments to certain of our executive officers upon termination of employment within certain time periods before or after a change of control.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase.

      The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per outstanding share of common stock. You will incur immediate and substantial dilution of $10.72 per share in the pro forma net tangible book value of our common stock from the assumed initial public offering price of $16.00 (the midpoint of the estimated range shown on the cover page of this prospectus).

FORWARD-LOOKING STATEMENTS

      Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission, or the SEC, contain or will contain, forward-looking statements. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Great Wolf Resorts, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include those set forth above under the section entitled “Risk Factors,” including, but not limited to:

•	our ability to develop new resorts or further develop existing resorts;

•	our ability to compete with other family travel destinations and resorts;

•	our ability to manage risks associated with the resort industry;

•	our ability to manage our expected growth;

•	potential accidents or injuries in our resorts or in competing resorts;

•	our ability to attract and retain qualified senior management and key operational personnel;

•	changes in family vacation patterns;

•	our ability to attract a sufficient number of guests from our target markets;

•	downturns in the family entertainment resort industry;

•	changes in consumer spending habits;

•	our ability to manage our costs, particularly our labor, energy, insurance, property tax and other expenses;

•	restrictions that will be contained in our new revolving credit facility;

•	our ability to obtain additional financing;

•	our ability to obtain adequate and affordable insurance;

•	our ability to make capital expenditures when required to maintain the quality of our resorts;

•	possible future terrorist attacks;

•	our ability to protect our intellectual property;

•	the impact of extreme weather conditions and disasters;

•	our ability to comply with governmental regulations;

•	the illiquidity of our real estate;

•	potential environmental cleanup costs;

•	the regulation of the marketing and sale of condominiums;

•	the ability of our existing stockholders to exercise considerable influence over us after this offering;

•	the risk that we are assuming unknown liabilities in connection with the formation transactions; and

•	future issuances of partnership units in our operating partnership to third parties.

      We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

STRUCTURE AND FORMATION OF OUR COMPANY

Formation Transactions

      Each of the five existing resorts and the two resorts under construction that will be owned and operated by us following the formation transactions is currently owned by a separate limited liability company. We refer to these limited liability companies as resort-owning entities and to The Great Lakes Companies, Inc. as the management company. One member in each of these resort-owning entities is a separate limited liability company of which the management company is the managing member or manager. We refer to these entities as sponsor entities. The other direct or indirect investors, or members, of the resort-owning entities and the sponsor entities include the founding stockholders of the management company, present and former members of management of the management company and its subsidiaries and other private investors not otherwise affiliated with the management company. In addition, investors have an ownership interest in the resort-owning entity of our Sandusky resort through a limited liability company that we refer to as Sandusky Investor LLC.

      Simultaneously with the completion of this offering, we will engage in formation transactions that are designed to:

•	acquire the resorts and related management business of the management company and its subsidiaries as described in more detail below;

•	facilitate this offering; and

•	enable us to raise the necessary capital to repay certain existing bank indebtedness, purchase certain interests in the resort-owning entities held by third parties and fund our growth.

      Pursuant to the formation transactions:

•	The management company will contribute certain of its assets that are unrelated to the resort business to two subsidiaries of the management company and will then distribute, or spin-off, the interests in such subsidiaries to the stockholders of the management company. Therefore, we will not acquire these non-resort assets at closing.

•	We will sell 13,250,000 shares of our common stock in this offering and an additional 1,987,500 shares if the underwriters exercise their over-allotment option in full, and we will use the net proceeds from this offering to accomplish the steps listed below and as otherwise described under “Use of Proceeds.”

•	We intend to purchase the interests held by affiliates of AIG SunAmerica in the entities owning our Wisconsin Dells and Sandusky resorts for an aggregate purchase price of approximately $31.0 million.

•	We will form thirteen new wholly owned limited liability company subsidiaries, corresponding to each resort-owning entity (other than the entities that own our Wisconsin Dells and Sandusky resorts), sponsor entity and Sandusky Investor LLC. These newly formed subsidiaries, which we refer to as the merger entities, will be merged into their corresponding resort-owning entity, sponsor entity or Sandusky Investor LLC, with each resort-owning entity, sponsor entity and Sandusky Investor LLC being the surviving entity and becoming our indirect wholly owned subsidiary. Our interest in each merger entity will be converted into the sole interest in the corresponding surviving entity. In the case of our Wisconsin Dells and Sandusky resorts, after our intended acquisition of the interests held by AIG SunAmerica, as described above, and the mergers of the related sponsor entities and Sandusky Investor LLC, the resort-owning entities will be our indirect wholly owned subsidiaries. In addition, the management company will be merged into our newly formed Great Lakes Services subsidiary. The stockholders of the management company will receive unregistered shares of our common stock in exchange for their interests in the management company in the merger.

•	In the mergers, members of the resort-owning entities, sponsor entities and Sandusky Investor LLC will receive cash, unregistered shares of our common stock or a combination of cash and unregistered shares of our common stock. After the expiration of a 180-day period following consummation of this offering, recipients of shares in the formation transactions will generally be able to sell their unregistered shares, subject to certain restrictions described in “Shares Eligible for Future Sale,” pursuant to a registration statement that we are obligated to use our reasonable best efforts to have declared effective as soon as possible. In the aggregate, we expect to pay $97.6 million in cash and issue 13,901,741 shares of unregistered common stock in these acquisitions.

•	We will issue an aggregate of 133,387 shares of unregistered common stock to holders of tenant in common interests in our Poconos and Williamsburg resorts that are convertible into our common stock.

•	Concurrently with the consummation of this offering and the formation transactions, we expect to:

•	repay an aggregate of $77.2 million of Great Lakes’ mortgage indebtedness on two of our resorts from the net proceeds of this offering;

•	refinance existing mortgage indebtedness on three of our resorts with a total outstanding debt balance at March 31, 2004 of approximately $92.5 million; and

•	enter into a $75.0 million revolving credit facility that will be secured by two of our resorts. Based upon the financial and debt service ratios that we anticipate will be contained in the revolving credit facility, we expect that $50.0 million of the revolving credit facility will be immediately available upon consummation of this offering. We do not currently anticipate drawing any amounts under this facility immediately after the consummation of this offering. We expect to use the revolving credit facility to fund our future growth and resort development, to provide for working capital and for other corporate purposes.

•	The current employees of the management company, other than those associated solely with its non-resort businesses, will become employees of our Great Lakes Services subsidiary.

      Certain of the existing shareholders of Great Lakes will enter into agreements with us pursuant to which they will make certain representations and warranties to us relating to the formation transactions and the status of the properties operated by the resort-owning entities. Pursuant to these agreements, these shareholders will also agree to indemnify us for a period of one year if those representations and warranties are not accurate. These representations relate, among other things, to the following matters concerning Great Lakes:

•	current capital structure;

•	compliance with laws and possession of required authorizations;

•	possession of all required consents and approvals;

•	no breach of organizational documents or material agreements;

•	no material tax dispute or claim;

•	no payment of brokers’ or finders’ fees;

•	no bankruptcy events;

•	no material legal proceedings;

•	reasonable insurance coverage for properties;

•	liens and options and rights with respect to underlying properties;

•	no labor disputes or unfair labor practices;

•	no material environmental liabilities;

•	no material defect in the condition of the properties;

•	accuracy of financial statements;

•	no material undisclosed liabilities, contracts or obligations;

•	no damage or loss to its underlying properties in excess of $1 million; and

•	ownership of intellectual property rights.

These shareholders may fulfill any obligations under the agreements through the delivery of shares of our common stock that they own, valued at the time of delivery. With respect to each shareholder, the aggregate amount of any indemnification obligations under these agreements will not exceed 35% of the value of the number of shares of our common stock received by that shareholder in the formation transactions multiplied by the initial public offering price. Based upon the mid-point of the estimated range shown on the cover of this prospectus, the maximum amount of the indemnification obligations under these agreements will equal approximately $46.3 million in the aggregate.

      In addition, we have formed a wholly owned operating partnership, GWR Operating Partnership, L.L.L.P., to serve as the sole member of each of the surviving resort-owning entities. We are the limited partner of the partnership and the general partner of the partnership is GWR OP General Partner, LLC, a new wholly owned subsidiary that we have formed for that purpose. We formed the operating partnership to provide flexibility for future transactions as we execute our growth strategy. We do not anticipate issuing any interests in the operating partnership as part of the formation transactions, other than interests issued to us and to GWR OP General Partner, LLC.

Consequences of this Offering and the Formation Transactions

      Upon completion of this offering and the formation transactions:

•	We will directly or indirectly own a fee simple interest in all of our resorts, except for leasehold interests in our Sheboygan and Kansas City resorts. We also will be the licensor and manager of a Great Wolf Lodge resort in Niagara Falls, Ontario owned by Ripley’s that is currently under construction.

•	Purchasers of our common stock in this offering will own approximately 49% of our outstanding common stock.

•	We expect to have incurred, on a pro forma basis, approximately $38.4 million of indebtedness in connection with our Williamsburg and Pocono Mountains resort development, in addition to approximately $98.2 million of total pro forma indebtedness we had outstanding at March 31, 2004.

Benefits to Related Parties

      In connection with the formation transactions, the shareholders of the management company, will receive material benefits, including:

•	an aggregate of 8,110,606 unregistered shares of our common stock as consideration in the formation mergers; and

•	the release of guarantees to repay, personally, approximately $169.8 million of indebtedness that will be repaid with the proceeds of this offering or refinanced in connection with the formation transactions;

      In addition, pursuant to their current employment arrangements, three members of our management will receive approximately $2.3 million of bonus payments in the form of lump sum cash payments. Substantially all of the after-tax proceeds from these payments will be used to purchase shares of our common stock in this offering at the initial public offering price.

Allocation of Consideration in the Formation Transactions

      In connection with the formation transactions, Great Lakes retained an independent financial advisory firm to render an opinion as to the fairness of the method used in allocating cash and shares of our common stock among the resort-owning entities and the management company. These advisors were not asked to, and did not, provide a valuation opinion for the resorts or the interests in the property-owning entities, the sponsor entities, Sandusky Investor LLC or the management company, and we did not obtain appraisals with respect to the market value of any of the assets that we will own immediately after the completion of this offering. The method of allocation was based primarily upon, among other things, Great Lakes’ historical resort operations, the net income and EBITDA we estimate for each of the resort-owning entities and for Great Lakes and our growth prospects, rather than a property-by-property valuation based on historical cost or current market value. We used this methodology because we believe it is appropriate to value the company as an ongoing business, rather than with a view to values that could be obtained from a liquidation of the company or of individual resorts we will own.

Our Structure

      The following diagram depicts our ownership structure upon completion of this offering and the formation transactions.

(1)	Includes stockholders receiving shares in this offering and/or the formation transactions.

USE OF PROCEEDS

      We expect to receive approximately $192.2 million in net proceeds, or $221.7 million if the underwriters exercise their over-allotment option in full, at an assumed offering price of $16.00 per share (the mid-point of the estimated price range shown on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering and formation transactions expenses.

      We intend to use the net proceeds from this offering to:

•	pay an aggregate of $66.6 million of the cash consideration in connection with our formation transactions;

•	purchase the interests in our resorts in Wisconsin Dells and Sandusky held by affiliates of AIG SunAmerica for an aggregate purchase price of $31.0 million;

•	repay certain existing indebtedness in the aggregate amount of approximately $77.2 million, including mortgage indebtedness on our Wisconsin Dells resort that matures in October 2006 and bore interest at March 31, 2004 at 7.0% and mortgage indebtedness on our Sandusky resort that matures in March 2007 and bore interest at March 31, 2004 at 4.1%; and

•	fund a portion of our development of future resorts and for general corporate purposes.

      Any proceeds from the over-allotment option will be used to fund future development and for general corporate purposes. Pending the use of proceeds as described above, the net proceeds will be invested in interest-bearing, short-term, investment grade securities or money market accounts. Such investments may include, for example, government and government agency securities, certificates of deposit and interest-bearing bank deposits.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future. We expect to be prohibited from paying cash dividends under covenants contained in the credit facility we intend to enter into in connection with the formation transactions. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our pro forma short-term debt and capitalization as of March 31, 2004, assuming the completion of the formation transactions, this offering of 13,250,000 shares of our common stock offered hereby at an assumed offering price of $16.00 per share (the mid-point of the estimated price range shown on the cover of this prospectus) and the application of the net proceeds therefrom as described under “Use of Proceeds.”

      You should read the capitalization table together with the sections of this prospectus entitled “Use of Proceeds,” “Selected Financial and Other Data,” “Unaudited Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included elsewhere in this prospectus.

Pro Forma
As of
March 31,
2004

(in thousands)
Short-term debt	$—
Long-term debt	98,201
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.01 par value, 250,000,000 shares authorized; 27,285,128 shares issued and outstanding	273
Additional paid-in capital	343,659

Total stockholders’ equity	343,932

Total capitalization	$442,133

      The number of shares outstanding excludes the following:

•	1,712,500 shares reserved for issuance upon exercise of options that will be granted pursuant to our 2004 Incentive Stock Plan upon consummation of this offering; and

•	1,561,715 additional shares that are reserved for future issuance under our 2004 Incentive Stock Plan.

DILUTION

Net Tangible Book Value

      Our pro forma net tangible book value at March 31, 2004, after giving effect to our acquisition of the family entertainment resort business of Great Lakes and the spin-off of the non-resort assets, but before this offering and the use of the net proceeds from this offering, was approximately $57.1 million, or approximately $2.68 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value (tangible assets less liabilities) by the pro forma total number of shares of our common stock that would be outstanding after the acquisition of Great Lakes’ family entertainment resort business, assuming all of the participants received shares of our common stock, including AIG SunAmerica. After the sale by us of 13,250,000 shares of common stock offered hereby at an assumed offering price of $16.00 per share (the midpoint of the estimated range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated expenses of this offering, our pro forma net tangible book value as of March 31, 2004 would have been $144.1 million, or $5.28 per share of common stock. This represents an immediate increase in pro forma net tangible book value per share of $2.60 per share to participants in the acquisition of Great Lakes’ family entertainment resort business and an immediate dilution of $10.72 per share to purchasers of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock(1)		$16.00

Pro forma net tangible book value per share as of March 31, 2004 (adjusted for the acquisition of Great Lakes’ family entertainment resort business and spin-off of the non-resort assets)(2)	$2.68
Increase in pro forma net tangible book value per share attributable to payments by purchasers of shares in this offering	2.60

Pro forma net tangible book value per share after all of the formation transactions and this offering		5.28

Dilution per share to new investors		$10.72

(1)	Before deducting underwriting discount and estimated expenses of this offering.
(2)	Pro forma net tangible book value per share after giving effect to our acquisition of the family entertainment resort business and the spin-off of non-resort assets is determined by dividing pro forma net tangible book value as of March 31, 2004 (tangible assets less liabilities) by the number of shares of our common stock that would be outstanding after the acquisition and spin-off, assuming that each participant in the acquisition received shares of our common stock, including AIG SunAmerica (21,322,444 shares).

      The preceding table assumes no exercise of the underwriters’ over-allotment option.

Comparative Consideration

      The following table summarizes, as of March 31, 2004, and after giving effect to the formation transactions and this offering the:

•	aggregate number of shares of common stock issued by us;

•	total consideration paid to us; and

•	average price per share of common stock issued in the formation transactions and purchased in this offering.

			Total Cash/Book Value
	Shares Purchased		Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Shares issued in the formation transactions(1)	14,035,128	51%	$56,347,050	21%	$4.01
Shares purchased in this offering	13,250,000	49%	212,000,000	79%	16.00

Totals	27,285,128	100.0%	$268,347,050	100.0%

(1)	The number of shares issued in the formation transactions assumes aggregate payments of $31.0 million to AIG SunAmerica and $66.6 million to other participants in the roll-up that elected cash.

      The preceding table assumes no exercise of the underwriters’ over-allotment option.

SELECTED FINANCIAL AND OTHER DATA

      The following table sets forth selected financial and operating data on a historical basis for Great Lakes. Historical financial and other data related to Great Lakes consists of the following:

•	combined historical financial information for (1) Great Lakes’ management business, including development of, ownership interests in, and management contracts with respect to, certain non-resort hotels and multifamily housing assets, (2) the entities that own our Traverse City, Kansas City and Sheboygan operating resorts and (3) the entities that own our Williamsburg and Pocono Mountains resorts that are under construction (the “Predecessor Historical Information”); and

•	combined historical financial information for the entities that own our Wisconsin Dells and Sandusky resorts (the “Dells/ Sandusky Historical Information”).

Although we were the managing member with responsibility for day-to-day operations with respect to the entities that own our Wisconsin Dells and Sandusky resorts, another party controls those entities. Therefore, we do not combine the Dells/ Sandusky Historical Information with the Predecessor Historical Information.

      We have not presented historical information for Great Wolf Resorts, Inc. in this table because we have not had any operations since our formation and because we believe that a discussion of the results of Great Wolf Resorts, Inc. would not be meaningful. We have included audited consolidated historical financial statements for Great Wolf Resorts, Inc. elsewhere in this prospectus.

      The selected Predecessor Historical Information and Dells/ Sandusky Historical Information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are derived from, and are qualified in their entirety by, the Great Lakes Predecessor financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm, and the Dells/ Sandusky financial statements audited by Rubin, Brown, Gornstein & Co. LLP, an independent registered public accounting firm, whose reports with respect thereto are included elsewhere in this prospectus. The selected Predecessor Historical and Dells/ Sandusky financial and operating data as of December 31, 2001, 2000 and 1999, for each of the two years in the period ended December 31, 2000, as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 are derived from, and are qualified in their entirety by, the unaudited Great Lakes Predecessor and Dells/ Sandusky Historical financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following selected financial and other data together with “Business,” “Unaudited Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/ Sandusky financial statements and related notes appearing elsewhere in this prospectus.

      The unaudited summary pro forma financial and operating data for the year ended December 31, 2003 and the three months ended March 31, 2004 have been prepared to give pro forma effect to this offering and the formation transactions as if they had occurred on January 1, 2003. The unaudited pro forma balance sheet data at March 31, 2004 has been prepared to give effect to this offering and the formation transactions as if they had occurred on March 31, 2004. The unaudited summary combined pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had this offering and the formation transactions actually been consummated on January 1, 2003 and do not purport to indicate results of operations as of any future date or for any future period. You should read the summary combined pro forma data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/ Sandusky financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,

	2003			2002		2001

	Consolidated		Dells/		Dells/		Dells/
	Pro Forma(1)	Predecessor(1)	Sandusky	Predecessor	Sandusky	Predecessor	Sandusky

	(dollars in thousands, except per share amounts)
Statement of Operations:
Revenues:
Rooms	$47,973	$20,231	$29,172	$1,454	$28,995	$1,619	$25,650
Food, beverage and other	20,947	9,580	11,546	234	11,432	482	8,988
Management and other fees	—	3,109	—	3,329	—	3,022	—
Other revenue from managed properties(2)	—	14,904	—	14,808	—	13,286	—

Total revenues	68,920	47,824	40,718	19,825	40,427	18,409	34,638

Operating expenses:
Departmental expenses
Rooms	7,576	3,591	4,311	321	4,453	356	4,011
Food, beverage and other	17,589	8,722	9,009	144	9,043	153	7,500
Other operating expenses:
Selling, general and administrative	17,809	11,935	7,557	4,356	6,542	4,056	7,629
Property operating costs	10,252	5,575	4,969	901	4,257	275	3,862
Depreciation and amortization	13,444	8,045	8,090	602	8,414	531	8,764
Other expenses from managed properties(2)	—	14,904	—	14,808	—	13,286	—

Total operating expenses	66,670	52,772	33,936	21,132	32,709	18,657	31,766

Operating income (loss)	2,250	(4,948)	6,782	(1,307)	7,718	(248)	2,872
Interest income	—	(55)	(152)	(89)	(159)	(77)	(230)
Interest expense	2,498	4,758	4,818	560	5,055	792	5,316
Gain on sale of investments and securities	—	—	—	13	—	(96)	—
Interest on mandatorily redeemable shares	—	(3,479)	—	4,479	—	390	—
Distributions in excess of minority interest capital	—	—	—	53	—	—	—
Minority interests	—	425	—	89	—	(669)	—

Income (loss) from continuing operations	(248)	(6,597)	2,116	(6,412)	2,822	(588)	(2,214)
Income (loss) from discontinued operations	—	1,804	—	(343)	—	(256)	—

Income (loss) before cumulative effect of change in accounting principle	(248)	(4,793)	2,116	(6,755)	2,822	(844)	(2,214)
Cumulative effect of change in accounting principle	—	460	—	—	—	(333)	—

Income (loss) before income taxes	(248)	(4,333)	2,116	(6,755)	2,822	(1,177)	(2,214)
Income tax expense (benefit)	(99)	—	—	—	—	—	—

Net income (loss)	$(149)	$(4,333)	$2,116	$(6,755)	$2,822	$(1,177)	$(2,214)

Pro forma basic loss per share(3)	$(0.01)
Pro forma diluted loss per share(3)	$(0.01)
Pro forma weighted average common shares outstanding—basic and diluted	27,285,128
Cash Flows:
Cash flows from:
Operating activities		$7,874	$10,866	$376	$11,360	$5,580	$9,285
Investing activities		$(56,886)	$(4,753)	$(46,276)	$(5,323)	$(9,166)	$(39,189)
Financing activities		$47,712	$(6,392)	$49,797	$(7,155)	$2,822	$31,131
Balance Sheet Data (end of period):
Total assets		$165,988	$90,365	$106,751	$93,638	$54,191	$97,314
Total long-term debt		$98,672	$77,828	$42,764	$78,050	$14,643	$76,360
Non-GAAP financial measures:
EBITDA(4)	$15,694	$8,415	$14,872	$(5,682)	$16,132	$69	$11,636
Adjusted EBITDA(4)	$15,694	$8,840	$14,872	$(5,580)	$16,132	$(696)	$11,636

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended December 31,

	2000		1999

		Dells/		Dells/
	Predecessor	Sandusky	Predecessor	Sandusky

	(dollars in thousands, except per share amounts)
Statement of Operations:
Revenues:
Rooms	$1,781	$15,627	$1,786	$1,605
Food, beverage and other	173	4,811	114	632
Management and other fees	4,070	—	4,038	—
Other revenue from managed properties(2)	9,456	—	5,556	—

Total revenues	15,480	20,438	11,494	2,237

Operating expenses:
Departmental expenses
Rooms	385	2,503	332	299
Food, beverage and other	150	4,120	145	581
Other operating expenses:
Selling, general and administrative	5,384	2,091	3,963	410
Property operating costs	255	2,499	257	278
Depreciation and amortization	326	5,363	518	912
Other expenses from managed properties(2)	9,456	—	5,556	—

Total operating expenses	15,956	16,576	10,771	2,480

Operating income (loss)	(476)	3,862	723	(243)
Interest income	—	(227)	(4)	—
Interest expense	1,062	3,711	903	548
Gain on sale of investments and securities	(11)	—	36	—
Interest on mandatorily redeemable shares	—	—	—	—
Distributions in excess of minority interest capital	—	—	—	—
Minority interests	149	—	—	—

Income (loss) from continuing operations	(1,676)	378	(212)	(791)
Income (loss) from discontinued operations	(1,079)	—	(33)	—

Income (loss) before cumulative effect of change in accounting principle	(2,755)	378	(245)	(791)
Cumulative effect of change in accounting principle	—	—	—	—

Income (loss) before income taxes	(2,755)	378	(245)	(791)
Income tax expense (benefit)	—	—	—	—

Net income (loss)	$(2,755)	$378	$(245)	$(791)

Pro forma basic loss per share(3)
Pro forma diluted loss per share(3)
Pro forma weighted average common shares outstanding—basic and diluted
Cash Flows:
Cash flows from:
Operating activities
Investing activities
Financing activities
Balance Sheet Data (end of period):
Total assets	$51,342	$63,921	$6,519	$68,596
Total long-term debt	$10,589	$49,388	$4,572	$49,500
Non-GAAP financial measures:
EBITDA(4)	$(1,367)	$9,225	$1,172	$669
Adjusted EBITDA(4)	$(1,229)	$9,225	$1,208	$669

	Three Months Ended March 31,

	2004			2003

	Consolidated		Dells/		Dells/
	Pro Forma(1)	Predecessor(1)	Sandusky	Predecessor	Sandusky

	(dollars in thousands, except per share amounts)
Statement of Operations:
Revenues:
Rooms	$14,852	$7,469	$7,609	$982	$7,734
Food, beverage and other	6,674	3,429	3,270	301	3,247
Management and other fees	—	765	—	698	—
Other revenue from managed properties(2)	—	3,340	—	3,323	—

Total revenues	21,526	15,003	10,879	5,304	10,981

Operating expenses:
Departmental expenses
Rooms	2,118	1,122	1,069	205	1,088
Food, beverage and other	5,099	2,766	2,361	501	2,260
Other operating expenses:
Selling, general and administrative	4,869	3,271	2,037	2,071	2,017
Property operating costs	3,101	1,875	1,308	1,224	1,250
Depreciation and amortization	4,007	2,744	1,851	141	2,762
Other expenses from managed properties(2)	—	3,340	—	3,323	—

Total operating expenses	19,194	15,118	8,626	7,465	9,377

Operating income (loss)	2,332	(115)	2,253	(2,161)	1,604
Interest income	—	(78)	(36)	(15)	(37)
Interest expense	836	1,340	1,177	153	1,169
Gain on sale of investments and securities	—	(1,072)	—	—	—
Interest on mandatorily redeemable shares	—	1,692	—	(1,509)	—
Distributions in excess of minority interest capital	—	—	—	—
Minority interests	—	29	—	32	—

Income (loss) from continuing operations	1,496	(2,026)	1,112	(822)	472
Income (loss) from discontinued operations	—	108	—	299	—

Income (loss) before cumulative effect of change in accounting principle	1,496	(1,918)	1,112	(523)	472
Cumulative effect of change in accounting principle	—	—	—	—	—

Income (loss) before income taxes	1,496	(1,918)	1,112	(523)	472
Income tax expense	599	—	—	—	—

Net income (loss)	$897	$(1,918)	$1,112	$(523)	$472

Pro forma basic earnings per share(3)	$0.03
Pro forma diluted earnings per share(3)	$0.03
Pro forma weighted average common shares outstanding—basic and diluted	27,285,128
Cash Flows:
Cash flows from:
Operating activities		$1,104	$2,771	$4,667	$3,990
Investing activities		$(27,303)	$515	$(28,523)	$(989)
Financing activities		$29,545	$(1,519)	$21,471	$(1,318)
Balance Sheet Data:
Total assets	$466,610	$197,342	$90,122
Total long-term debt	$98,201	$107,532	$77,244
Non-GAAP Financial Measures:
EBITDA(4)	$6,339	$2,088	$4,104	$(244)	$4,366
Adjusted EBITDA(4)	$6,339	$1,045	$4,104	$(212)	$4,366

(1)	Includes the operations of two resorts that opened in March and May 2003, respectively.
(2)	Reflects reimbursement of payroll, benefits and costs related to the operations of properties managed by Predecessor.
(3)	Pro forma basic and diluted earnings (loss) per share are computed assuming this offering was consummated as of the first day of the period presented and equals pro forma net income (loss) divided by the number of shares of our common stock expected to be outstanding after this offering.
(4)	See reconciliation to net income (loss) in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the “Selected Financial and Other Data,” the audited combined financial statements of Great Lakes Predecessor and the audited combined financial statements of the Wisconsin Dells and Sandusky resorts as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, and the unaudited combined financial statements of Great Lakes Predecessor and the unaudited combined financial statements of the Wisconsin Dells and Sandusky resorts as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 appearing elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of the formation transactions and this offering. The effects are reflected in the pro forma condensed consolidated financial statements appearing elsewhere in this prospectus. All dollar amounts in this discussion, except for operating statistics, are in thousands.

Overview

      Business. We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts are open year-round and provide a consistent and comfortable environment where our guests can enjoy our various amenities and activities.

      We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their total vacation spending. We earn revenues through the sale of rooms, which includes admission to our indoor waterpark, and other revenue-generating resort amenities. Each of our resorts features a combination of the following revenue-generating amenities: themed restaurants, an ice cream shop and confectionary, full-service spa, game arcade, gift shop and meeting space. We also expect to generate revenues from licensing arrangements, management fees and construction fees with respect to properties owned by third parties, such as the licensing agreement we have entered into and management arrangement we have agreed to enter into with Ripley’s in connection with the Niagara Falls, Ontario resort.

      The following table presents an overview of our portfolio of operating resorts and resorts under construction assuming the completion of this offering and the formation transactions:

				Indoor
	Opened/			Entertainment
	Target			Area
Location	Opening	Rooms		(approx. ft2) (1)

Existing Resorts:
Wisconsin Dells, WI	May 1997(2)	309		65,000
Sandusky, OH (3)	March 2001	271		42,000
Traverse City, MI	March 2003	281		53,000
Kansas City, KS (4)	May 2003	281		50,000
Sheboygan, WI (5)	June 2004	183	(6)	56,000
Resorts Under Construction:
Williamsburg, VA	Spring 2005	301		70,000
Pocono Mountains, PA	Fall 2005	400		92,000
Niagara Falls, ONT (7)	Fall 2005	404		94,000

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, 3D virtual reality theatre, Wiley’s Woods and party room in the resorts that have such amenities.
(2)	Great Lakes purchased this property in November 1999.

(3)	Prior to May 2004, we operated this resort as a Great Bear Lodge.
(4)	We currently lease the property on which our Kansas City resort is located pursuant to a 10-year ground lease with a local governmental authority. We intend to convert this leasehold interest into a fee simple interest.
(5)	Our Sheboygan property is branded as a Blue Harbor Resort. This resort is subject to a 98-year and 11-month ground lease with the Redevelopment Authority of the City of Sheboygan.
(6)	Our Sheboygan resort includes an additional 64 individually owned two and four bedroom condominium units.
(7)	We are assisting our licensee, Ripley’s, with construction management and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort and other intellectual property for ten years after opening. We have agreed to enter into a management agreement, pursuant to which we expect to operate the resort on behalf of Ripley’s for five years, and a central reservations agreement. In conjunction with this project, we expect to receive a one-time construction fee and ongoing license, central reservation and management fees.

      Revenue and Key Performance Indicators. We seek to generate positive cash flows and net income from each of our owned resorts. Our rooms revenue represents sales to guests of room nights at our resorts, and is the largest contributor to our cash flows and profitability. Rooms revenue accounted for approximately 70% of our total resort revenue for the year ended December 31, 2003. We employ sales and marketing efforts to increase overall demand for rooms at our resorts. We seek to optimize the relationship between room rates and occupancies through the use of yield management techniques and attempt to project demand in order to selectively increase room rates during peak demand. In addition, we seek to maximize the amount of time and money spent on-site by our guests by providing a variety of revenue-generating amenities.

      We have several key indicators that we use to evaluate the performance of our business. These indicators include the following:

•	occupancy;

•	average daily room rate, or ADR;

•	revenue per available room, or RevPAR;

•	total revenue per available room, or Total RevPAR;

•	total revenue per occupied room, or Total RevPOR; and

•	Adjusted EBITDA.

      Occupancy, ADR and RevPAR are commonly used measures within the hospitality industry to evaluate hotel operations.

•	Occupancy is the average daily percentage of available rooms that are sold.

•	ADR is the average daily room rate charged and is calculated by dividing total rooms revenue by total occupied rooms.

•	RevPAR is the product of occupancy and ADR.

Occupancy allows us to measure the general overall demand for rooms at our resorts and the effectiveness of our sales and marketing strategies. ADR allows us to measure the effectiveness of our yield management strategies. ADR and RevPAR only include rooms revenue. Total RevPOR and Total RevPAR include both rooms revenue and other revenue derived from food and beverage and other amenities at our resorts. We consider Total RevPOR and Total RevPAR to be key performance indicators for our business because we derive a significant portion of our revenue from food and beverage and other amenities. For the year ended December 31, 2003 and the three months ended March 31, 2004, approximately 30% of our total revenues consisted of non-rooms revenue.

      We use RevPAR and Total RevPAR to evaluate the blended effect that changes in occupancy, ADR and Total RevPOR have on our profitability. We focus on increasing ADR and Total RevPOR because those increases can have the greatest positive impact on our profitability. In addition, we seek to maximize occupancy, as increases in occupancy generally lead to greater total revenues at our resorts, and maintaining certain occupancy levels is key to covering our fixed costs. Increases in total revenues as a result of higher occupancy are, however, typically accompanied by additional incremental costs (including housekeeping services, utilities and room amenity costs). In contrast, increases in total revenues from higher ADR and Total RevPOR are typically accompanied by lower incremental costs, and result in a greater increase in profitability.

      We also use Adjusted EBITDA as a measure of the operating performance of each of our resorts. Adjusted EBITDA is a supplemental financial measure, and is not defined by accounting principles generally accepted in the United States of America, or GAAP. Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, Adjusted EBITDA (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP (such as total revenues, operating profit and earnings per share). See “Non-GAAP Financial Measures” for further discussion of our use of Adjusted EBITDA and a reconciliation to net income.

      Formation. We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc. and a number of its related entities, which we refer to collectively as Great Lakes. Great Lakes has developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Great Lakes is currently developing two additional resorts that are under construction in Williamsburg, Virginia and the Pocono Mountains region of Pennsylvania, and has licensed a resort owned by a third party that is under construction in Niagara Falls, Ontario (Canada). After completion of this offering and the formation transactions, we will become the owner and operator of each of these resorts, other than the Niagara Falls resort, and will be the manager of all eight resorts.

      We have set forth below a discussion of the historical operations of Great Lakes since we have not had any operations since our formation and because we believe that a discussion of the results of Great Wolf Resorts, Inc. would not be meaningful.

      Industry Trends and Outlook. While no standard industry definition for a family entertainment resort featuring an indoor waterpark has developed, we generally consider resorts with at least 200 rooms featuring indoor waterparks larger than 25,000 square feet, as well as a variety of water slides and other water-based attractions, to be competitive with our resorts. The concept of a family entertainment resort with an indoor waterpark was first introduced in Wisconsin Dells, Wisconsin and has evolved there over the past 15 years. We believe those resorts have historically outperformed standard hotels in that market. We believe that the rate premiums and increased market share in Wisconsin Dells have been significant and that no other operator or developer other than Great Lakes has established a regional portfolio of family entertainment resorts featuring indoor waterparks. We intend to continue to expand our portfolio of owned resorts throughout the United States and to selectively seek licensing and management opportunities domestically and internationally. The resorts we are currently constructing and plan to develop in the future require significant industry knowledge and substantial capital resources. We believe that a number of other resort operators are developing or considering the development of family entertainment resorts that will compete directly with our resorts. In particular, one of our current competitors is developing a resort in Sandusky.

      We believe there are characteristics of the domestic travel and leisure industry that indicate families favor frequent, short, drive-to vacations. According to the Travel Industry Association of America, or TIA, from 1994 to 2003 the number of domestic leisure trips taken by families grew from approximately 96 million trips in

1994 to 154 million trips in 2003. In 2003, approximately 45% of leisure trips lasted one to two nights. The primary mode of transportation for 77% of the overnight leisure trips in 2003 was by automobile. We believe these statistics provide evidence that our segment of the travel and leisure industry has strong demand characteristics that make our family entertainment resorts attractive to leisure travelers.

      Our primary business objective is to increase long-term stockholder value. We believe we can increase stockholder value by executing our internal and external growth strategies. Our primary internal growth strategies are to: maximize total resort revenue; minimize costs by leveraging our economies of scale; and build upon our existing brand awareness and loyalty in order to compete more effectively. Our primary external growth strategies are to: capitalize on our first-mover advantage by being the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets; focus on development and strategic growth opportunities by seeking to develop and open at least two new owned resorts in target markets each year for the next several years and target selective licensing opportunities; and continue to innovate by leveraging our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers.

      In attempting to execute our internal and external growth strategies, we will be subject to a variety of business challenges and risks. These challenges include: development and licensing of properties; increases in costs of constructing, operating and maintaining our resorts; competition from other entertainment companies, both within and outside our industry segment; and external economic risks, including family vacation patterns and trends. We seek to meet these challenges by providing sufficient management oversight to site selection, development and resort operations, concentrating on growing and strengthening awareness of our brand and demand for our resorts, and maintaining our focus on safety.

Great Lakes Predecessor Combined Historical Financial Information

      The Great Lakes Predecessor, or Predecessor, combined historical financial information includes the following:

•	The Great Lakes Companies, Inc. and its consolidated subsidiaries, including development of, ownership interests in, and management contracts with respect to, resorts (“resort activity”) and certain non-resort hotels and multifamily housing development and management assets (“non-resort activity”);

•	the entities that own our Traverse City, Kansas City and Sheboygan operating resorts; and

•	the entities that own our Williamsburg and Pocono Mountains resorts that are under construction.

      The Traverse City and Kansas City resorts opened in March and May 2003, respectively. Therefore, Predecessor’s historical results of operations only reflect operating results for Traverse City and Kansas City for those periods after the resort opening dates. Our Sheboygan resort opened in June 2004, and Predecessor’s historical results of operations do not reflect any of its operating results.

Predecessor’s financial statements do not include the entities that own the Wisconsin Dells and Sandusky operating resorts as those entities are controlled by affiliates of AIG SunAmerica.

      Revenues. Predecessor’s revenues consist of the following:

•	lodging revenue, which consists of rooms, food and beverage and other department revenues from its consolidated and combined hotels and resorts;

•	management fee revenue from both resort activity and non-resort activity, which includes fees received under its management agreements; and

•	other revenue, which consists of accounting fees, development fees, central reservation fees, construction management fees and other fees.

      Predecessor employs the staff at its managed properties. Under its management agreements, the hotel and resort owners reimburse Predecessor for payroll, benefits and certain other costs related to the operations of the managed properties. Emerging Issues Task Force, or EITF, Issue No. 01-14, “Income Statement Characteristics of Reimbursements for Out-of-pocket Expenses,” establishes standards for accounting for reimbursable expenses in Predecessor’s income statement. Under this pronouncement, the reimbursement of payroll, benefits and costs is recorded as revenue on Predecessor’s statement of operations, with a corresponding expense recorded as “other expenses from managed properties.”

      Operating Expenses. Predecessor’s departmental operating expenses consist of rooms, food and beverage and other department expenses.

      Predecessor’s other operating expenses include the following items:

•	selling, general and administrative expenses, which are associated with the management of hotels and resorts and which consist primarily of expenses such as corporate payroll and related benefits, operations management, sales and marketing, finance, legal, information technology support, human resources and other support services, as well as general corporate expenses;

•	property operation and maintenance expenses;

•	depreciation and amortization; and

•	other expenses from managed properties, which are recorded as an expense in accordance with EITF 01-14.

Dells/ Sandusky Combined Historical Financial Information

      The Dells/ Sandusky combined historical financial information includes the entities that own our Wisconsin Dells and Sandusky operating resorts.

      Revenues. Dells/ Sandusky’s revenues consists of lodging revenue, which consists of rooms, food and beverage and other department revenues from its resorts.

      Operating Expenses. Dells/ Sandusky’s departmental operating expenses consist of rooms, food and beverage and other department expenses.

      Dells/ Sandusky’s other operating expenses include the following items:

•	selling, general and administrative expenses, which consists primarily of sales and marketing, finance, information technology support, human resources and other support services;

•	property operation and maintenance expenses; and

•	depreciation and amortization.

Great Wolf Resorts Consolidated Pro Forma Financial Information

      Our consolidated pro forma financial information includes:

•	the Predecessor combined historical financial information as described above, giving effect to the spin-off from Predecessor’s combined historical financial information of Predecessor’s non-resort activity;

•	the Dells/ Sandusky combined historical financial information as described above; and

•	adjustments to give effect to this offering and the formation transactions as if they had occurred at the beginning of the periods presented.

      Revenues. Our revenues consist of lodging revenue, which includes rooms, food and beverage, and other department revenues from our resorts.

      Operating Expenses. Our departmental operating expenses consist of rooms, food and beverage and other department expenses.

      Our other operating expenses include the following items:

•	selling, general and administrative expenses, which are associated with the management of resorts and which consist primarily of expenses such as corporate payroll and related benefits, operations management, sales and marketing, finance, legal, information technology support, human resources and other support services, as well as general corporate expenses;

•	property operation and maintenance expenses; and

•	depreciation and amortization.

Critical Accounting Policies and Estimates

      The preparation of our consolidated financial statements and our financial reporting process involve the use of accounting estimates based on our current judgments. Certain accounting estimates are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ from our current judgments.

      Investments in Property and Equipment. We record investments in property and equipment at cost. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

      Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	40 years
Land improvements	15 years
Fixtures and equipment, including waterpark equipment	3-15 years

      We are required to make subjective assessments as to these useful lives for purposes of determining the amount of depreciation and amortization to record annually with respect to our investments in property and equipment. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in property and equipment we would depreciate and amortize such investments over fewer years, resulting in more depreciation and amortization expense and lower net income on an annual basis.

      When circumstances, such as adverse market conditions, indicate the carrying values of a long-lived asset may be impaired, we perform an analysis to review the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset. These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income.

      We are required to make subjective assessments as to the fair value of assets and liabilities in connection with purchase accounting adjustments recorded related to real estate we acquire, including the resorts acquired through the formation transactions which are accounted for by the purchase method of accounting. For resorts acquired subsequent to June 30, 2001, the effective date of Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” this includes allocating the acquisition value among the property and equipment and identifiable intangible assets acquired.

      Carrying Value of Goodwill. As a result of the formation transactions, we expect to record approximately $200,000 of goodwill on our balance sheet. On an annual basis, we perform an analysis to determine any impairment of the carrying value of goodwill. To test goodwill for impairment, we analyze the fair value of the individual resort to which the goodwill is assigned to the carrying value of that resort. If the analysis indicates that the carrying value is less than the fair value of the individual resort, we compare the implied fair value of the resort’s goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined by allocating the fair value of the individual resort to all the assets and liabilities of that resort as if it had been acquired in a business combination. The excess of the fair value of the individual resort over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying value, an impairment loss is recognized. Any impairment losses are recorded as operating expenses, which reduce net income.

Non-GAAP Financial Measures

      We use EBITDA and Adjusted EBITDA as a measure of our operating performance. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. EBITDA is commonly defined as net income plus (a) interest expense, (b) income taxes and (c) depreciation and amortization. Our definition of Adjusted EBITDA is different from EBITDA because we further adjust net income for the following items:

•	minority interests;

•	non-recurring items; and

•	gain on the sale of real estate.

      Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures by other companies. In addition, Adjusted EBITDA (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

      We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

•	a significant portion of our assets consists of property and equipment that are depreciated over their remaining useful lives in accordance with GAAP. Because depreciation and amortization are non-cash items, we believe that presentation of Adjusted EBITDA is a useful measure of our operating performance;

•	it is widely used in the hospitality and entertainment industries to measure operating performance without regard to items such as depreciation and amortization; and

•	we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of items directly resulting from our asset base, primarily depreciation and amortization, from our operating results.

      Our management uses Adjusted EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items directly resulting from our asset base, primarily depreciation and amortization and non-recurring or unusual items, from our operating results;

•	for planning purposes, including the preparation of our annual operating budget;

•	as a valuation measure for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business; and

•	as one measure in determining the value of other acquisitions and dispositions.

We also expect that covenants in our new revolving credit facility will require us to meet financial tests based upon Adjusted EBITDA.

      Using a measure such as Adjusted EBITDA has material limitations. These limitations include the difficulty associated with comparing results among companies and the inability to analyze certain significant items, including depreciation and interest expense, which directly affect our net income or loss. Management compensates for these limitations by considering the economic effect of the excluded expense items independently, as well as in connection with its analysis of net income.

      The tables shown below reconcile net income (loss) to Adjusted EBITDA for the periods presented.

	Consolidated Pro Forma

	Three Months Ended	Year Ended
	March 31, 2004	December 31, 2003

Net income (loss)	$897	$(149)
Adjustments:
Interest expense, net	836	2,498
Income tax expense	599	(99)
Depreciation and amortization	4,007	13,444

EBITDA	6,339	15,694
Adjustments:
Minority interest expense (benefit)	—	—
Non-recurring items	—	—
Gain on sale of real estate	—	—

Adjusted EBITDA	$6,339	$15,694

	Predecessor

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$(1,918)	$(523)	$(4,333)	$(6,755)	$(1,177)
Adjustments:
Interest expense, net	1,262	138	4,703	471	715
Income tax expense	—	—	—	—	—
Depreciation and amortization	2,744	141	8,045	602	531

EBITDA	2,088	(244)	8,415	(5,682)	69
Adjustments:
Minority interest expense (benefit)	29	32	425	89	(669)
Non-recurring items	—	—	—	—	—
Gain on sale of real estate	(1,072)	—	—	13	(96)

Adjusted EBITDA	$1,045	$(212)	$8,840	$(5,580)	$(696)

	Dells/Sandusky

	Three Months Ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$1,112	$472	$2,116	$2,822	$(2,214)
Adjustments:
Interest expense, net	1,141	1,132	4,666	4,896	5,086
Income tax expense	—	—	—	—	—
Depreciation and amortization	1,851	2,762	8,090	8,414	8,764

EBITDA	4,104	4,366	14,872	16,132	11,636
Adjustments:
Minority interest expense (benefit)	—	—	—	—	—
Non-recurring items	—	—	—	—	—
Gain on sale of real estate	—	—	—	—	—

Adjusted EBITDA	$4,104	$4,366	$14,872	$16,132	$11,636

Great Lakes Predecessor Historical Results of Operations

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

      Revenues. Total revenues increased $9,699 to $15,003 for the first three months of 2004 compared to $5,304 for the first three months of 2003. This increase was primarily due to:

•	The commencement of operations at the Great Wolf Lodge in Traverse City, Michigan, which opened in March 2003. This resort had revenues of $6,101 in the first three months of 2004 as compared to $1,061 in the first three months of 2003, an increase of $5,040; and

•	The commencement of operations at the Great Wolf Lodge in Kansas City, Kansas, which opened in May 2003. This resort had revenues of $4,547 in the first three months of 2004.

      Operating expenses. Total departmental expenses increased $3,182 to $3,888 for the first three months of 2004 compared to $706 for the first three months of 2003, primarily due to the opening of the Traverse City and Kansas City resorts in March 2003 and May 2003, respectively.

      Total other operating expenses increased $4,471 to $11,230 for the first three months of 2004, compared to $6,759 for the first three months of 2003. This increase was primarily due to:

•	Selling, general and administrative expenses increased $1,200 to $3,271 for the first three months of 2004 from $2,071 for the first three months of 2003, primarily due to the effect of the Traverse City and Kansas City resorts opening in 2003.

•	Property operating costs increased $651 to $1,875 for the first three months of 2004 from $1,224 in the first three months of 2003, primarily due to the effect of the Traverse City and Kansas City resorts opening in 2003.

•	Depreciation and amortization expense increased $2,603 to $2,744 for the first three months of 2004 from $141 for the first three months of 2003. This increase resulted from the purchases or placement into service of property, plant and equipment during 2003, primarily at the Traverse City and Kansas City resorts that opened in 2003, and the related increase in depreciation taken on those assets.

•	Other expenses from managed properties increased by $17 to $3,340 for the first three months of 2004 from $3,323 for the first three months of 2003 due to increased payroll costs at managed properties.

      Operating income (loss). Operating (loss) for the first three months of 2004 decreased $2,046 to $(115) from $(2,161) for the first three months of 2003.

      Net income (loss). Net (loss) increased $1,395 to $(1,918) for the first three months of 2004 from $(523) in the first three months of 2003. This increase was due to the following:

•	Net interest expense increased $1,124 to $1,262 in the first three months of 2004 from $138 in the first three months of 2003. This increase was due primarily to increased debt levels as a result of finishing construction of the Traverse City and Kansas City resorts during 2003.

•	Interest on mandatorily redeemable ownership interests increased $3,201 from $(1,509) in the first three months of 2003 to $1,692 in the first three months of 2004. This increase was due to an increase in the redemption value of certain mandatorily redeemable equity interests in the first three months of 2004.

•	Income from discontinued operations decreased $191 to $108 in the first three months of 2004, from $299 in the first three months of 2003, due to a decline in operating performance of assets held for sale.

      This increase was partially offset by the decrease in operating (loss), as well as:

•	A gain on sale of investments of $1,072 in the first three months on 2004 from the sale of land owned in Ontario, Canada.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

      Revenues. Total revenues increased $27,999 to $47,824 for 2003 compared to $19,825 for 2002. This increase was primarily due to:

•	the commencement of operations at the Great Wolf Lodge in Traverse City, Michigan, which opened in March 2003. This property produced revenues of $18,230 in 2003; and

•	the commencement of operations at the Great Wolf Lodge in Kansas City, Kansas, which opened in May 2003. This property produced revenues of $9,985 in 2003.

      Operating expenses. Total departmental expenses increased $11,848 to $12,313 for 2003 compared to $465 for 2002, primarily due to the opening of the Traverse City and Kansas City resorts. These increases in departmental operating expenses were partially offset by the reduced expenses from the sale of the Manassas Country Inn & Suites, the Manassas Fairfield Inn and the Hampton Inn & Suites Warwick during 2003.

      Total other operating expenses increased $19,792 to $40,459 for 2003, compared to $20,667 for 2002. This increase was primarily due to:

•	Selling, general and administrative expenses increased by $7,579 to $11,935 for 2003 from $4,356 for 2002, primarily due to the effect of the Traverse City and Kansas City resorts opening in 2003.

•	Property operating costs increased $4,674 to $5,575 for 2003 from $901 in 2002, primarily due to the effect of the Traverse City and Kansas City resorts opening in 2003.

•	Depreciation and amortization expense increased by $7,443 to $8,045 for 2003 from $602 for 2002. This increase resulted from the purchases or placement into service of property, plant and equipment during 2003, primarily at the Traverse City and Kansas City resorts that opened in 2003, and the related increase in depreciation taken on those assets.

•	Other expenses from managed properties increased $96 to $14,904 for 2003 from $14,808 for 2002 due to increased payroll costs at managed properties.

      Operating income (loss). Operating (loss) for 2003 increased $3,641 to $(4,948) from $(1,307) for 2002.

      Net income (loss). Net (loss) decreased $2,422 to $(4,333) in 2003 from $(6,755) in 2002. This decrease was primarily due to the following:

•	Distributions in excess of minority interest capital decreased $53 from $53 in 2002 to $0 in 2003. This change was due to decreased amounts of distributions in 2003 as compared to 2002.

•	Interest on mandatorily redeemable ownership interests was $(3,479) in 2003 and $4,479 in 2002, due to the adoption of SFAS No. 150 on July 1, 2003 and the marking to fair value of the derivative instruments related to the mandatorily redeemable ownership interests.

•	Income (loss) from discontinued operations increased $2,147 to $1,804 for 2003 from $(343) for 2002. SFAS No. 144 requires the net activity of assets held for sale or disposed of during a fiscal period to be classified as discontinued operations. The income from discontinued operations increased significantly in 2003 as a result of gains on sale of the Manassas Country Inn & Suites, the Manassas Fairfield Inn and the Hampton Inn & Suites Warwick during 2003.

•	A cumulative effect of change in accounting principle of $460 related to the adoption of SFAS No. 150 was recorded in 2003. This gain resulted from recording at fair market value the value of certain mandatorily redeemable equity interests.

      This decrease was partially offset by the increase in operating (loss), as well as:

•	Net interest expense increased $4,232 to $4,703 in 2003 from $471 in 2002. This increase was due primarily to increased debt levels as a result of finishing construction of the Traverse City and Kansas City resorts during 2003.

•	Minority interests increased $336 to $425 in 2003 from $89 in 2002 due to higher levels of earnings before minority interests.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      Revenues. Total revenues increased $1,416 to $19,825 for 2002 compared to $18,409 in 2001. This increase was primarily due to higher management fee revenue and other revenue from managed properties in 2002 due to increased revenues at managed hotels.

      Operating expenses. Total department expenses decreased $44 to $465 in 2002 from $509 in 2001. This decrease was primarily due to the sale of an office building in 2002.

      Total other operating expenses increased $2,519 to $20,667 for 2002 compared to $18,148 for 2001. This increase was primarily due to:

•	Selling, general and administrative expenses increased $300 to $4,356 for 2002 from $4,056 for 2001, due to increases in hotel-level expenses.

•	Property operating costs increased $626 to $901 for 2002 from $275 in 2001. This increase was primarily due to increases in hotel-level expenses.

•	Depreciation and amortization expense increased $71 to $602 for 2002 from $531 for 2001.

•	Other expenses from managed properties increased $1,522 to $14,808 for 2002 from $13,286 for 2001. This increase was due to a larger number of total hotels managed in 2002 as compared to 2001.

      Operating income (loss). Operating (loss) for 2002 increased $1,059 to $(1,307) from $(248) for 2001.

      Net income (loss). Net (loss) increased $5,578 to $(6,755) in 2002 from $(1,177) in 2001. This increase was due primarily to the increase in operating (loss), as explained above, and to the following factors:

•	Interest on mandatorily redeemable ownership interests increased $4,089 to $4,479 in 2002 from $390 in 2001. This increase was due to the creation of new mandatorily redeemable equity interests for the Kansas City resort in 2002.

•	Distributions in excess of minority interest capital increased $53 from zero in 2001. This change was due to increased distributions in the 2002 period.

•	Minority interests expense increased $758 to $89 in 2002 from $(669) in 2001, due to higher levels of earnings before minority interests.

•	(Loss) from discontinued operations increased $87 to $(343) for 2002 from $(256) for 2001. SFAS No. 144 requires the net activity of assets held for sale or disposed of during a fiscal period to be classified as discontinued operations. The (loss) from discontinued operations increased in 2002 due to lower levels of net income from hotels held for sale.

      This increase was partially offset by:

•	Net interest expense decreased $244 to $471 in 2002 from $715 in 2001. This decrease was due primarily to decreased interest rates on variable rate debt in 2002 as compared to 2001.

•	Gain on sale of real estate increased $109 to $13 in 2002 from $(96) in 2001.

Dells/ Sandusky Historical Results of Operations

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

      The following table shows key operating statistics for Dells/ Sandusky for the three months ended March 31, 2004 and 2003:

	2004	2003	Change

Occupancy	68.8%	70.4%	(1.6)%
ADR	$209.54	$210.61	$(1.07)
RevPAR	$144.16	$148.16	$(4.00)
Total RevPAR	$206.12	$210.36	$(4.24)
Total RevPOR	$299.59	$299.03	$0.56

      Dells/ Sandusky’s total revenue decreased $102, or 1%, to $10,879 for the first three months of 2004 compared to $10,981 for the first three months of 2003. Rooms revenue decreased $125, or 2%, for the first three months of 2004 compared to the first three months of 2003, while total other revenue increased $23, or 1%, period over period. The rooms revenue decrease resulted from a $4.00 decline in RevPAR for the first quarter of 2004 compared to the first three months of 2003, reflecting a combination of lower overall ADR and occupancy in the first three months of 2004, offset by a slightly higher number of total available rooms in the first three months of 2004. Non-rooms revenue per available room was $61.96 and $62.20 in the first three months of 2004 and 2003, respectively. Total other revenue increased due to the slightly higher number of available rooms in the first three months of 2004, offset by a $0.25 decline in non-rooms revenue per available room.

      Operating expenses. Total departmental expenses increased $82, or 2%, to $3,430 for the first three months of 2004 compared to $3,348 for the first three months of 2003. Total departmental expenses as a percentage of total revenues increased to 32% for the first three months of 2004 from 30% for the first three months of 2003, primarily due to higher food costs and rooms department labor expense period over period.

      Total other operating expenses decreased $833, or 14%, to $5,196 for the first three months of 2004, compared to $6,029 for the first three months of 2003. This decrease resulted primarily from:

•	Depreciation and amortization expense decreased $911, or 33%, to $1,851 for the first three months of 2004 from $2,762 for the first three months of 2003. This decrease resulted from certain loan fees at both the Wisconsin Dells and Sandusky resorts becoming fully amortized during 2003.

      This decrease was partially offset by:

•	Selling, general and administrative expenses increased $20, or 1%, to $2,037 for the first three months of 2004 from $2,017 for the first three months of 2003. This increase resulted primarily from higher labor costs.

•	Property operation and maintenance expenses increased $58, or 5%, to $1,308 for the first three months of 2004 from $1,250 for the first three months of 2003. This increase resulted primarily from higher real estate and property taxes for both resorts.

      Operating income. Operating income for the first three months of 2004 increased $649, to $2,253 from $1,604 for the first three months of 2003.

      Net income. Net income increased $640 to $1,112 in the first three months of 2004 from $472 in the first three months of 2003. This increase was primarily due to the increase in operating income.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

      The following table shows key operating statistics for Dells/ Sandusky for the years ended December 31, 2003 and 2002:

	2003	2002	Change

Occupancy	65.0%	66.6%	(1.6)%
ADR	$212.81	$205.58	$7.23
RevPAR	$138.34	$136.96	$1.38
Total RevPAR	$193.09	$190.96	$2.13
Total RevPOR	$297.03	$286.63	$10.40

      Dells/Sandusky’s total revenue increased $291, or 1%, to $40,718 for 2003 compared to $40,427 for 2002. Rooms revenue increased $177, or 1%, for 2003 compared to 2002 and total other revenue increased $114, or 1%, year over year. The rooms revenue increase resulted from a $1.38 improvement in RevPAR for 2003 compared to 2002, reflecting a combination of higher ADR, offset by lower overall occupancy and a slightly lower number of total available rooms in 2003. Non-rooms revenue per available room was $54.75 and $54.00 in 2003 and 2002, respectively. The total other revenue increase resulted from the $0.75 improvement in non-rooms revenue per available room, offset by the slightly lower number of available rooms in 2003.

      Operating expenses. Total departmental expenses decreased $176, or 1%, to $13,320 for 2003 compared to $13,496 for 2002. Total departmental expenses as a percentage of total revenues decreased modestly to 32.7% in 2003 from 33.4% in 2002, reflecting growth in ADR and Total RevPOR.

      Total other operating expenses increased $1,403, or 7%, to $20,616 for 2003, compared to $19,213 for 2002. The increase was primarily due to:

•	Selling, general and administrative expenses increased $1,015, or 16%, to $7,557 for 2003 from $6,542 for 2002. This increase resulted primarily from increases in labor costs year over year and higher levels of advertising and promotion expenses to increase awareness and demand for the resorts, particularly for the Wisconsin Dells resort.

•	Property operation and maintenance expenses increased $712, or 17%, to $4,969 for 2003 from $4,257 for 2002. This increase resulted from higher utilities costs at both resorts, and higher real estate and property taxes for the Wisconsin Dells resort.

      This increase was partially offset by:

•	Depreciation and amortization expense decreased $324, or 4%, to $8,090 for 2003 from $8,414 for 2002. This decrease resulted from certain loan fees at the Wisconsin Dells resort becoming fully amortized during 2002.

      Operating income. Operating income for 2003 decreased $936, or 12%, to $6,782 from $7,718 for 2002.

      Net income. Net income decreased by $706, to $2,116 in 2003 from $2,822 in 2002. This decrease was due to the decrease in operating income, as discussed above, partially offset by a decrease in net interest expense of $230, or 5%, to $4,666 for 2003 from $4,896 for 2002. This net interest expense decrease was primarily due to decreased rates on variable interest debt during the two years.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      The following table shows key operating statistics for Dells/ Sandusky for the years ended December 31, 2002 and 2001:

	2002	2001	Change

Occupancy	66.6%	67.6%	(1.0)%
ADR	$205.58	$198.46	$7.12
RevPAR	$136.96	$134.07	$2.89
Total RevPAR	$190.96	$181.06	$9.91
Total RevPOR	$286.63	$268.00	$18.63

      Dells/Sandusky’s total revenue increased $5,789, or 17%, to $40,427 for 2002 compared to $34,638 for 2001. Rooms revenue increased $3,345, or 13%, for 2002 compared to 2001 and total other revenue increased $2,444, or 27%, year over year. The rooms revenue increase resulted from a $2.89 improvement in RevPAR for 2002 compared to 2001, reflecting a combination of higher ADR, offset by lower overall occupancy, and an 11% increase in the number of total available rooms available in 2002 as compared to 2001, due to the opening of the Sandusky resort in March 2001. Non-rooms revenue per available room was $54.00 and $46.99 in 2002 and 2001, respectively. The total other revenue increase resulted from the $7.02 improvement in non-rooms revenue per available room and the higher number of available rooms in 2002.

      Operating expenses. Total departmental expenses increased $1,985, or 17%, to $13,496 for 2002 compared to $11,511 for 2001, primarily due to the effect of a full year of operating results for the Sandusky resort during 2002. Total departmental expenses as a percentage of total revenues increased slightly to 33.4% in 2002 from 33.2% in 2001.

      Total other operating expenses decreased $1,042, or 5%, to $19,213 for 2002, compared to $20,255 for 2001. This decrease was primarily due to:

•	Selling, general and administrative expenses decreased by $1,087, or 14%, to $6,542 for 2002 from $7,629 for 2001. This decrease resulted primarily from start-up costs incurred in 2001 to support the opening of the Sandusky resort.

•	Depreciation and amortization expense decreased by $350, or 4%, to $8,414 from $8,764 for 2001. This decrease resulted from $1,906 of goodwill amortization in 2001 that did not re-occur in 2002 due to the adoption of SFAS 142, partially offset by increased depreciation and amortization as a result of the Sandusky resort being open for a full year in 2002.

      This decrease was partially offset by:

•	Property operation and maintenance expenses increased by $395, or 10%, to $4,257 for 2002 from $3,862 for 2001. This increase was primarily due to a full year of operating results for the Sandusky resort in 2002.

      Operating income. Operating income for 2002 increased $4,846 to $7,718 from $2,872 for 2001.

      Net income (loss). Net income (loss) increased by $5,036 to net income of $2,822 in 2002 from a net (loss) of $(2,214) in 2001. This increase was due to the increase in operating income, as discussed above, as well as the decrease in net interest expense of $190, or 4%, to $4,896 for 2002 from $5,086 for 2001. This net interest expense decrease was primarily due to decreased rates on variable interest debt during the two years.

Great Wolf Resorts Pro Forma Results of Operations

Great Wolf Resorts Pro Forma Three Months Ended March 31, 2004 compared to Great Lakes Predecessor Historical Three Months Ended March 31, 2004

      The pro forma condensed consolidated statement of operations for the three months ended March 31, 2004 is presented as if this offering and the formation transactions had occurred on January 1, 2004.

      Revenues. On a pro forma basis, our total revenues would have increased $6,523 to $21,526 for the first three months of 2004 compared to $15,003 for the historical first three months of 2004. This increase is primarily due to the operations of the Great Wolf Lodge resorts in Wisconsin Dells and Sandusky being included in the pro forma results but not the historical results. These two properties had combined revenues of $10,879 in the pro forma first three months of 2004.

      The increase in revenues would have been offset by the elimination of non-resort revenues of $621 and the elimination of $3,340 of other revenues from managed properties, representing reimbursement of payroll costs from managed hotels, due to the spin-off of the management of non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating expenses. On a pro forma basis, our total departmental operating expenses would have increased $3,329 to $7,217 for the first three months of 2004 compared to $3,888 for the historical first three months of 2004. This increase is primarily due to the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results. These two properties had combined departmental operating expenses of $3,430 in the pro forma first three months of 2004.

      Total pro forma other operating expenses for the first three months of 2004 would have increased $747 to $11,977 as compared to $11,230 for the historical first three months of 2004. This increase reflects the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results but not the historical results. These two properties had combined other operating expenses of $5,196 in the pro forma first three months of 2004. This increase was offset partially by the elimination of non-resort other operating expenses of $435 and the elimination of $3,340 of other expenses from managed properties, due to the spin-off of the management of non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating income (loss). Operating income (loss) for the pro forma first three months of 2004 would have increased $2,447 to operating income of $2,332 from operating (loss) of $(115) on a historical basis for the same period.

      Net income (loss). Pro forma net income (loss) for the first three months of 2004 would have increased $2,815 to net income of $897 from net (loss) of $(1,918) on a historical basis for the same period. This increase reflects the increase in operating income (loss), as explained above, as well as:

•	Net interest expense on a pro forma basis for the first three months of 2004 would have decreased $426 to $836 from $1,262 on a historical basis for the same period. This decrease is due to the effect of reductions in debt due to the spin-off of Predecessor’s debt related to non-resort operations and lower average rates on debt outstanding due to the assumed refinancing of certain debt in the pro forma financial statements.

•	Interest on mandatorily redeemable shares of $1,692 on a historical basis eliminated on a pro forma basis due to the conversion of the mandatorily redeemable interests to common stock in conjunction with the formation transactions.

•	Minority interests of $29 on a historical basis eliminated due to the spin-off of non-resort hotel operations.

      This increase is partially offset by:

•	Gain on sale of $1,072 on a historical basis eliminated due to the spin-off of non-resort hotel operations.

•	Income tax expense of $599 on a pro forma basis, reflecting the new entity’s structure as a C Corporation that pays income taxes, as opposed to pass-through entities with no income tax obligations on a historical basis.

Great Wolf Resorts Pro Forma Year Ended December 31, 2003 compared to Great Lakes Predecessor Historical Year Ended December 31, 2003

      The pro forma condensed consolidated statement of operations for 2003 is presented as if this offering and the formation transactions had occurred on January 1, 2003.

      Revenues. On a pro forma basis, our total revenues increased $21,096 to $68,920 for 2003 compared to $47,824 for the historical year 2003. This increase is primarily due to the operations of the Great Wolf Lodge resorts in Wisconsin Dells and Sandusky being included in the pro forma results but not the historical results. These two properties had combined revenues of $40,718 in 2003.

      The increase in revenue is offset by the spin-off of non-resort revenues of $3,182 and the elimination of $14,904 of other revenue from managed properties, representing reimbursement of payroll costs from managed hotels, due to the spin-off of the management of non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating expenses. On a pro forma basis, our total departmental operating expenses would have increased $12,852 to $25,165 for 2003 compared to $12,313 for the historical year 2003. This increase is primarily due to the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results. These two properties had combined departmental operating expenses of $13,320 in 2003.

      Total pro forma other operating expenses for 2003 would have increased $1,046 to $41,505 as compared to $40,459 for the historical year 2003. This increase primarily relates to the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results. These two properties had combined other operating expenses of $20,616 in 2003. This increase is partially offset by the spin-off of the non-resort other operating expenses of $1,883, and the elimination of $14,904 of other expenses from managed properties, due to the spin-off of the management of non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating income (loss). Pro forma operating income (loss) for 2003 would have increased $7,198 to net income of $2,250 from a net (loss) of $(4,948) on a historical basis for the same period.

      Net (loss). Pro forma net (loss) for 2003 would have decreased $4,184 to $(149) from $(4,333) on a historical basis for the same period. This decrease reflects the increase in operating income (loss), as explained above, as well as:

•	Net interest expense on a pro forma basis for 2003 would have decreased $2,205 to $2,498 from $4,703 on a historical basis for the same period. This decrease is due primarily to the effect of reductions in debt due to the spin-off of debt related to non-resort operations and lower average rates on debt outstanding due to the assumed refinancing of certain debt in the pro forma results.

•	Minority interests of $425 on a historical basis for 2003 eliminated due to the spin-off of non-resort hotel operations and the purchase of non-owned interests of the resorts.

•	Income tax benefit would have been $(99) on a pro forma basis for 2003, reflecting the new entity’s structure as a C Corporation that owes income taxes, as opposed to pass-through entities with no income tax obligations on a historical basis for the same period.

      This decrease was partially offset by:

•	Interest on mandatorily redeemable shares of $(3,479) on a historical basis eliminated on a pro forma basis due to the conversion of the mandatorily redeemable interests to common stock in conjunction with the formation transactions.

•	Income from discontinued operations of $1,804 eliminated on a pro forma basis due to the spin-off of non-resort hotel operations.

Liquidity and Capital Resources

      We believe that this offering and the formation transactions will improve our liquidity through changes in our capital structure, principally through the reduction in our overall debt. As of March 31, 2004, we had pro forma total indebtedness of approximately $98,201. Prior to completion of this offering and the formation transactions, we expect to incur, on a pro forma basis, an additional approximately $38,400 of indebtedness in connection with our Williamsburg and Pocono Mountains resort developments. Concurrently with this offering, we intend to enter into a three-year, $75,000 revolving credit facility that will be secured by two of our resorts. Based upon the financial and debt service ratios that we anticipate will be contained in the revolving credit facility, we expect that approximately $50,000 of the revolving credit facility will be immediately available upon consummation of this offering. We do not currently anticipate drawing any amounts under this facility immediately after consummation of this offering. We expect to use the revolving credit facility, along with cash provided by operating activities and other sources of liquidity, to fund our future growth and resort development, to provide for working capital and for other corporate purposes.

Short-Term Liquidity Requirements

      Our short-term liquidity requirements consist primarily of funds necessary to pay operating expenses including:

•	recurring maintenance, repairs and other operating expenses necessary to properly maintain our resorts;

•	property taxes and insurance expenses;

•	interest expense and scheduled principal payments on outstanding indebtedness; and

•	general and administrative expenses.

      Historically, we have satisfied our short-term liquidity requirements through operating cash flows, proceeds from borrowings and equity contributions from investors. In the future, we believe that cash generated by our operations, together with borrowing capacity under lines of credit, will be sufficient to fund our requirements for working capital, capital expenditures and debt service for the next twelve months.

Long-Term Liquidity Requirements

      Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansion and other non-recurring capital expenditures that need to be made periodically to our resorts as well as the costs associated with the development of new resorts. During the remainder of 2004 and in 2005, we anticipate capital expenditures of approximately $96,800 and $60,100, respectively, for these purposes. We expect to meet these needs through existing working capital, cash provided by operations and through a combination of mortgage financing on properties being developed, additional borrowings under a revolving credit facility that we intend to enter into concurrently with the consummation of this offering and the issuance of equity instruments, including common stock, or additional or replacement debt, if market conditions permit. We believe these sources of capital will be sufficient to provide for our long-term capital needs.

      Concurrently with the consummation of this offering and the formation transactions, we expect to:

•	assume and immediately repay, using a portion of the net proceeds of this offering, an aggregate of approximately $77,200 of mortgage indebtedness on the Wisconsin Dells and Sandusky resorts;

•	refinance existing mortgage indebtedness on three of our resorts with a total outstanding debt balance of approximately $92,500 as of March 31, 2004. We expect this secured mortgage financing to have a variable interest rate of LIBOR + 2.50%, an initial term of three years, with two one-year extensions available at our option, and customary financial and operating debt compliance covenants; and

•	enter into a revolving credit facility with total availability of $75,000 that will be secured by two of our resorts. We do not currently anticipate drawing upon this facility immediately after this offering. We expect this revolving credit facility to have a variable interest rate of LIBOR + 3.00%, an initial term of three years, with two one-year extensions available at our option, and customary financial and operating debt compliance covenants. We expect to use the revolving credit facility to fund our future growth and resort development, to provide for working capital and for other corporate purposes.

Contractual Obligations

      The following table summarizes Predecessor’s contractual obligations as of December 31, 2003:

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years

Long-Term Debt Obligations	$112,892	$26,965	$5,649	$79,393	$885
Operating Lease Obligations	13,069	459	936	733	10,941
Construction contracts	52,700	46,460	6,240	—	—
Mandatorily redeemable ownership interests	21,482	—	—	21,482	—

Total	$200,143	$73,884	$12,825	$101,608	$11,826

      In addition to the mandatorily redeemable ownership interests shown above, Predecessor also is obligated to redeem the Class A and Class B shares of a shareholder of Great Lakes who dies or incurs certain triggering events. The redemption price is calculated by a formula using Great Lakes’ net operating income and a multiple based on the type of triggering event.

      The following table is a pro forma presentation of our contractual obligations as of March 31, 2004, assuming that this offering and the formation transactions occurred on January 1, 2003:

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years

Long-Term Debt Obligations	$98,201	$—	$—	$96,466	$1,735
Operating Lease Obligations	13,069	459	936	733	10,941
Construction contracts	79,500	50,360	29,140	—	—

Total	$190,770	$50,819	$30,076	$97,199	$12,676

Working Capital

      Predecessor had $6,836 of cash and cash equivalent assets and a working capital deficit (current assets less current liabilities) of $(7,481) at March 31, 2004. Predecessor had $3,490 of cash and cash equivalent assets at December 31, 2003 compared to $4,790 at December 31, 2002, and a working capital deficit of $(16,415) at December 31, 2003, compared to $(8,292) at December 31, 2002.

      On pro forma basis, we had $22,823 of cash and cash equivalent assets and working capital of $10,323 at March 31, 2004. These increases to cash and working capital, as compared to Predecessor historical amounts, are primarily due to net cash provided by this offering.

Historical Cash Flows of Predecessor

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

      Operating Activities. Net cash provided by operating activities was $1,104 for the three months ended March 31, 2004, compared to net cash provided by operating activities of $4,667 during the three months ended March 31, 2003. The decrease resulted primarily from higher levels of accounts payable in the 2003 period.

      Investing Activities. Net cash used in investing activities was $27,303 for the three months ended March 31, 2004 compared to net cash used in investing activities of $28,523 during the three months ended March 31, 2003. This decreased use of cash resulted primarily from decreased capital expenditures in the 2004 period as compared to the 2003 period, partially offset by increased levels of equity escrow and proceeds from sales of assets.

      Financing Activities. Net cash provided by financing activities was $29,545 for the three months ended March 31, 2004 compared to net cash provided by financing activities of $21,471 for the three months ended March 31, 2003. This increase in cash provided by financing activities was due primarily to increased member contributions in the 2004 period, partially offset by decreased net borrowings in the 2004 period.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

      Operating Activities. Net cash provided by operating activities was $7,874 for the year ended December 31, 2003, compared to net cash provided by operating activities of $376 during the year ended December 31, 2002. The increase resulted primarily from higher levels of depreciation and amortization in 2003, and a smaller net loss in 2003.

      Investing Activities. Net cash used in investing activities was $56,886 for the year ended December 31, 2003 compared to net cash used in investing activities of $46,276 during the year ended December 31, 2002. This increased use of cash resulted primarily from higher levels of capital expenditures in 2003 compared to 2002.

      Financing Activities. Net cash provided by financing activities was $47,712 for the year ended December 31, 2003 compared to net cash provided by financing activities of $49,797 for the year ended December 31, 2002. This change was due to increased principal payments on long-term debt and distributions to minority investors, offset by increased amounts of proceeds from long-term debt in 2003 compared to 2002.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

      Operating Activities. Net cash provided by operating activities was $376 for the year ended December 31, 2002 compared to net cash provided by operating activities of $5,580 during the year ended December 31, 2001. The decrease resulted primarily from lower levels of net income in 2002.

      Investing Activities. Net cash used in investing activities was $46,276 for the year ended December 31, 2002 compared to net cash used in investing activities of $9,166 during the year ended December 31, 2001. This increased use of cash was due primarily to purchases of property, plant and equipment of $46,224 in 2002 compared to $9,166 in 2001.

      Financing Activities. Net cash provided by financing activities was $49,797 for the year ended December 31, 2002 compared to net cash provided by financing activities of $2,822 for the year ended December 31, 2001. This increase in cash provided by financing activities was due primarily to increased proceeds from long-term debt and member contributions in 2002 compared to 2001.

      Inflation. Our resort properties are able to change room and amenity rates on a daily basis, so the impact of higher inflation can often be passed along to customers. However, a weak economic environment that decreased overall demand for our products and services could restrict our ability to raise room and amenity rates to offset rising costs.

New Accounting Pronouncements

      The Financial Accounting Standards Board, or FASB, recently issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Previously, many such instruments had been classified as equity. A freestanding financial instrument is an instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable, such as certain put and call options. These provisions are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. As a result of applying SFAS 150 in accordance with this guidance from the FASB, Predecessor recorded a loss from a cumulative effect of a change in accounting principle of $460 on July 1, 2003. Additionally, Predecessor included in its liabilities as of December 31, 2003 liabilities related to these financial instruments with a fair value of $10,850.

      On November 7, 2003, the FASB issued FASB Staff Position, or FSP, 150-3 indefinitely deferring the measurement provisions of SFAS 150 with respect to certain minority interests in consolidated ventures entered into prior to November 5, 2003.

Off-Balance Sheet Arrangements

      Based on certain criteria, FASB Interpretation No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for that guarantee. The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The following is a summary of Predecessor’s significant guarantees:

•	Historic Hollywood Hillview, LLC (“HHH”) is developing apartments in Hollywood, California. Great Lakes has a small indirect equity interest in HHH. On July 1, 2003, Great Lakes and three of its principals entered into a guarantee with HHH’s lenders for HHH’s $10,200 construction loan and promissory note. The guarantee expires no later than July 1, 2009.

•	Great Lakes also guarantees the debt of Beckley, LLC, an entity in which Predecessor has no equity interest. The guarantee, related to a $10,375 loan, was entered into on June 28, 1999 and expires on August 28, 2004. Subsequent to December 31, 2003, lenders approved Great Lakes’ requests to revoke and release the guarantees related to Beckley, LLC. This guarantee release is subject to the completion of this offering.

•	In connection with the sale of an office building held by one of the Predecessor’s subsidiaries, Great Lakes guaranteed the buyer’s mortgage. The mortgage amount was $1,900.

Quantitative and Qualitative Disclosures About Market Risk

      Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. In the future, we may use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

      As of March 31, 2004, we had pro forma total indebtedness of approximately $98,201. Prior to completion of this offering and the formation transactions, we expect to incur, on a pro forma basis, an additional approximately $38,400 of indebtedness in connection with our Williamsburg and Pocono Mountains resort developments. We expect approximately $92,500, or 94%, of our total consolidated debt, to be variable rate debt. With respect to the debt expected to be outstanding upon completion of this offering and the formation transactions, we expect to enter into interest rate swap agreements for approximately $90,000 of our variable rate debt. As a result, we expect that approximately 70% of our total indebtedness, upon completion of the offering, will be subject to fixed interest rates.

      Giving effect to the expected interest rate swaps described above, if LIBOR were to increase by 1%, or 100 basis points, the increase in interest expense on our unhedged variable rate debt would decrease future earnings and cash flows by approximately $400 annually. If LIBOR were to decrease by 1%, or 100 basis points, the decrease in interest expense on our unhedged variable rate debt would be approximately $400 annually.

BUSINESS

Overview

      We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities based on the number of resorts in operation. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts provide a consistent and comfortable environment throughout the year where our guests can enjoy our various amenities and activities. We are a fully integrated resort company with in-house expertise and resources in resort and indoor waterpark development, management, marketing and financing.

      Upon completion of this offering, we will own and operate four existing Great Wolf Lodge® resorts, our signature northwoods-themed resorts, and one Blue Harbor Resort, a nautical-themed property. In addition, we will own two Great Wolf Lodge resorts that are under construction and scheduled to open for business during 2005. We will also be the licensor and manager of an additional Great Wolf Lodge resort in Niagara Falls, Ontario that is owned and under development by an affiliate of Ripley Entertainment Inc., or Ripley’s. We are currently evaluating eight to ten additional markets for potential future development of Great Wolf Lodge resorts, four of which are in active site negotiation. We anticipate that most of our future resorts will be developed under our Great Wolf Lodge brand, but we may develop additional nautical-themed resorts in other appropriate markets.

      We deliver value to our guests by providing an affordable and fun family vacation experience. Our resorts are located within a convenient driving distance of our target customer base, providing our guests with a less expensive, more convenient alternative to air travel. In addition, our resorts generally include the following features:

•	Suites: approximately 270 to 400 family suites that sleep from six to ten people and each include a wet bar, microwave oven, refrigerator and dining and sitting area.

•	Waterpark: an approximately 34,000 to 82,000 square-foot indoor waterpark highlighted by our signature 12-level treehouse water fort. Our water fort is an interactive water experience for the entire family and features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges, and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, a lazy river, activity pools and large free-form hot tubs. Our room rates include use of the waterpark by four to six guests, depending on the type of room.

•	Food and Beverage: themed restaurants, such as our: Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest camp; Bear Claw Café ice cream shop and confectionary; and waterpark snack shop.

•	Amenities and Activities: our Youkon Jack’s and Northern Lights game arcades, full-service Aveda® concept spa, Buckhorn Exchange gift shop, Iron Horse fitness center, two-story animated clocktower, Cub Club children’s activity program, meeting rooms and seasonal, holiday and other special activities.

      For the twelve months ended March 31, 2004, our four resorts open during the period had the following financial performance:

•	64.2% occupancy;

•	$209.83 ADR;

•	$134.74 RevPAR; and

•	$302.82 Total RevPOR.

These performance measures include ten months of operations at our Kansas City resort, which opened in May 2003. We expect recurring annual capital expenditures for each resort to be 3-4% of the resort’s annual revenues, including the repair and maintenance of our waterpark equipment. Our waterpark equipment is designed for outdoor application and capable of withstanding intense physical use and the elements year-round. Therefore, wear and tear is minimal and we believe our waterpark equipment has a long useful life.

      We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc. and a number of its related entities, which we refer to collectively as Great Lakes. Great Lakes has developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Great Lakes has two additional Great Wolf Lodge resorts under construction, one in Williamsburg, Virginia and the other in the Pocono Mountains region of Pennsylvania, that are scheduled to open in the Spring and Fall of 2005, respectively.

      Upon the closing of this offering, we will acquire each of these resorts and the resorts currently under construction, as well as certain resort development and management operations, in exchange for an aggregate of 14,035,128 shares of our common stock and $97.6 million. As of March 31, 2004, we had pro forma total indebtedness of approximately $98.2 million. Prior to completion of this offering and the formation transactions, we expect to incur an additional $38.4 million of indebtedness in connection with our Williamsburg and Pocono Mountains resort developments.

      Our management team possesses substantial expertise in all aspects of family entertainment resort and indoor waterpark development, management, marketing and financing. We have safely and successfully managed the operational complexity of our current resorts and intend to operate our future resorts similarly. We operate our business from our headquarters in Madison, Wisconsin. We believe that our current infrastructure provides the capability to continue to increase the number of resorts that we develop and operate without proportionate increases in overhead costs. As of March 31, 2004, we had approximately 130 corporate employees, including our central reservations center employees, and approximately 1,300 full and part-time resort-level employees.

Our Competitive Strengths

      We believe we are the market leader for family entertainment resorts that feature indoor waterparks and other family-oriented amenities in the United States. Our competitive strengths include:

•	Unforgettable Family Resort Experience. Each of our resorts provides a welcome opportunity for families to spend quality time together, relax and reconnect. In addition to our indoor waterparks, our resorts provide other activities and amenities that the entire family can enjoy together. Our family amenities and activities include themed restaurants, a game arcade, ice cream shop and confectionary, gift shop, snack shop, animated clocktower and fireside bedtime stories. We also have amenities and activities tailored to each member of the family, including our full-service Aveda concept spa, Cub Club for kids and fitness room. Our resorts also offer special events, including seasonal and holiday activities, wild animal and nature educational programs and other special events. We believe that our focus on delivering an unforgettable family resort experience appeals to our target customers and results in repeat visits and referrals. For the year ended December 31, 2003, we generated approximately 45% of our room revenue from repeat visitors and referral guests.

•	Value, Comfort and Convenience. Guest rooms at each of our resorts are spacious and comfortable suites that generally range in size from approximately 385 square feet to 880 square feet and include a wet bar, microwave, refrigerator and dining and sitting area. Many of the suites have specific themes that are geared toward enhancing our younger guests’ experience, including our KidCabin® and Wolf Den Suites, which have a partitioned room with bunk beds designed as log cabins and northwoods forest dens, respectively. All of our resorts are within a convenient driving distance of our large target customer bases. Because our indoor waterparks and our other amenities generally are not impacted by weather conditions, we offer our guests a reliable experience. On average, a two-night stay at our resorts costs a family of four approximately $600, making it a very affordable family vacation option.

•	Favorable Market Trends. We believe recent vacation trends favor our Great Wolf Lodge concept as the number of families choosing to take shorter, more frequent vacations that they can drive to has increased over the past several years. We believe that these trends will continue and that we are well positioned to take advantage of them. We believe our resorts are less affected by changes in economic cycles, as drive-to destinations are less expensive and more convenient than destinations that require air travel. In addition, we have identified over 50 markets in the United States that, according to Third Wave Research, each have populations in excess of five million people located within a convenient driving distance.

•	Market Presence and Barriers to Entry. We are the largest owner and operator of family entertainment resorts with indoor waterparks in the United States based on the number of resorts in operation. We believe this market presence gives us a significant competitive advantage in attracting guests and efficiently developing additional resorts. We believe our closest competitor has one operating themed indoor waterpark resort and another in development. In addition, we believe the significant barriers to entry present in our industry segment, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a difficult, multi-year permitting process, discourage other companies in the lodging and entertainment industries from developing similar family entertainment resorts. A new Great Wolf Lodge resort typically takes from one to three years to develop, which includes market selection, site selection and permitting, an additional 15 to 18 months to build and costs approximately $65 million to $95 million.

•	Focus on Safety. We invest heavily in safety measures in the design and operation of our resorts. For example, we specifically design our waterparks with attention to sightlines and safety precautions and use one of the most respected training methods in the water safety industry to train each of our lifeguards. We design and construct our indoor waterparks with state-of-the-art air quality and water treatment systems and protections. We also maintain and periodically upgrade our facilities to ensure that we provide our guests with best-in-class safety measures and systems.

•	Experienced Management Team and Committed and Motivated Staff. Our senior management team has an average of 17 years of experience in the hospitality, family resort and real estate development industries and has significant expertise in operating complex, themed, family entertainment resorts featuring indoor waterparks. In addition, we have a team of skilled, loyal and committed employees at each of our resorts. We offer our resort employees a number of benefits, including a pleasant and rewarding work environment, career-oriented training, the ability to obtain consistent year-round work, which is uncommon in the resort industry, and career growth opportunities. As a result, we believe our employees are committed to delivering superb customer service and personally assuring that our guests fully enjoy their family vacation.

Business and Growth Strategies

      Our primary business objective is to increase long-term stockholder value by executing our internal and external growth strategies. Our primary internal growth strategies are to:

•	Increase Total Resort Revenue. We intend to increase total resort revenue by increasing:

•	Average Room Rate: We plan to increase our average room rate over time by driving demand for our resorts and focusing on yield management techniques. We intend to increase demand through aggressive sales and marketing and increased visibility and by enhancing our brand image. We plan to employ our yield management techniques to project demand in order to effectively direct our sales and marketing efforts and selectively increase room rates. We believe that our focus on optimizing the relationship between room rates and occupancies will allow us to maximize profitability.

•	Average Occupancy: We intend to maintain high occupancy levels during peak times and will focus on increasing our off-peak occupancies. Our off-peak occupancy levels generally occur in May, September and during the middle of the week. Our occupancy levels are affected by school calendars, with the summer months, spring break period and other school holidays achieving the highest occupancy levels. We will continue to seek to improve off-peak occupancy levels by holding special events and targeting group sales and conferences.

•	Other Revenue: We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their spending on food and beverage, entertainment and merchandise. Each Great Wolf Lodge generally contains at least one themed restaurant, an ice cream shop and confectionary, snack shop, an Aveda concept spa, gift shop and game arcade. Our average non-room revenue, including the revenue from these amenities, was approximately $93 per occupied room night for the twelve months ended March 31, 2004. By providing these additional revenue-generating amenities, we seek to maximize the amount of time and money spent on-site by our guests. We have also entered into a number of co-marketing agreements with strategic partners and will enter into additional co-marketing agreements in the future in order to increase other revenue.

•	Leverage Our Economies of Scale. We will take advantage of the following economies of scale:

•	Increased Purchasing Power: We intend to capitalize on our increased economies of scale and purchasing power with respect to operating supplies, food and beverage, insurance and employee benefits. As the number of resorts we own and operate increases, we expect to be able to leverage our increased buying volume and power to obtain more advantageous and predictable pricing on commodity goods and services. In addition, we intend to manage increases and fluctuations in the cost of electricity, water and natural gas for each of our resorts by entering into volume-based contracts.

•	Centralized Services: By centralizing certain of our services, we will focus on decreasing our per unit costs, increasing our control over those services and be in a position to deliver a greater quality of service to our customers. For example, our central reservations call center operates every day of the year, has approximately 75 full and part-time employees and accepts reservations for all of our resorts. The call center also has the capacity to efficiently handle high call volumes and will require only limited additional incremental costs over the next several years as we increase our portfolio of resorts.

•	Build Upon Our Existing Brand Awareness and Loyalty. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming, from our captivating northwoods log cabin exterior, to our Native American totemic waterpark theme and signature treehouse water fort, to our mascots and recognizable logos and merchandise. We believe we have fostered strong customer and brand loyalty, which is evidenced by our repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.

      Our primary external growth strategies are to:

•	Capitalize on First-Mover Advantage. We intend to be the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets. We intend to continue to leverage our development expertise, existing platform and model and our access to capital to take advantage of the significant barriers to entry associated with the development of large family entertainment resorts with indoor waterparks like our Great Wolf Lodge resorts. We will seek to set the standard for quality, build on visible sites and capitalize on the opportunity to be located near other popular local attractions that draw our target customers. We believe that the combination of our first mover advantage and the significant barriers to entry in our target markets provide us with a competitive advantage.

•	Focus on Development and Strategic Growth Opportunities. Family entertainment resorts featuring indoor waterparks are a relatively new concept and a growing segment of the resort and entertainment industries. We intend to focus on this growth opportunity by:

•	Building in Target Markets: We intend to develop and open at least two new owned resorts each year for the next several years. We have already identified potential development locations in eight to ten of these target markets that meet our other criteria for successful development. We are in negotiations for sites in four of these markets that, if appropriate, will provide ample land for us to expand or sell out-lots in the future for complementary uses. A new resort, from market selection to opening, can take over four years to develop and build. We believe that our experience will enable us to more efficiently develop and build new resorts in our target markets.

•	Licensing Our Resort Concept Internationally: We plan to selectively seek licensing and management opportunities internationally. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we intend to enter into license and management agreements with reputable companies that have local market knowledge in order to increase revenues and expand the reach of our Great Wolf Lodge brand.

•	Forming Strategic Partnerships: We will consider strategic partnerships on a selective basis. For example, we have had discussions with several established entertainment companies that control superior sites in certain of our target markets and have indicated an interest in jointly developing a Great Wolf Lodge at or near one of their existing entertainment venues.

•	Expanding and Enhancing Existing Resorts: We intend to focus on growth opportunities at our existing resorts by adding certain revenue-enhancing features that drive ancillary vacation spending and meet our target returns, including non-water based attractions like our 3D virtual reality theaters. We also intend to pursue incremental revenue-generating opportunities, such as expanding the number of rooms and adding condominium units at certain of our resorts. In addition, we will consider adding conference centers at existing resorts to capture convention and other business travel revenue.

•	Continue to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials, and employee retention.

Industry Overview

      We operate in the family entertainment resort segment of the travel and leisure industry. We offer our guests a self-contained, family-oriented resort experience that features an indoor waterpark. Thus, we generally compete with drive-to family vacation destinations, as well as attractions such as theme parks, waterparks, amusement parks and other recreational activities. Our resorts have 250 or more family suites, feature indoor waterparks ranging in size from approximately 34,000 to 82,000 square feet and have an average of 13,000 additional square feet of family entertainment space, including game arcades, virtual reality movie theaters and children’s activity rooms.

      Most of our resorts are located in well-established, traditional drive-to family vacation destinations, which allows us to leverage the popularity of these destinations by offering a complementary entertainment option to existing venues and a high-quality family resort alternative. In addition, many of these destinations offer beaches, theme parks, waterparks, amusement parks and many other forms of outdoor activities that are only available on a seasonal basis. Within our enclosed resort environment, our guests can enjoy a total resort experience year round without being dependent upon weather conditions.

      While no standard industry definition for a family entertainment resort featuring an indoor waterpark has developed, we generally consider resorts with at least 200 rooms featuring indoor waterparks larger than 25,000 square feet that include a variety of slides and other water-based attractions to be competitive with our resorts. A recent United States Realty Consultants, Inc., or USRC, survey identified a total of 47 hotels with indoor waterpark facilities in the United States and Canada, of which 14 meet our definition of an indoor waterpark resort. We do not believe that the remaining properties in the USRC survey offer a comparable experience and quality level to compete with our resorts.

Travel and Leisure Industry

      We believe there are characteristics of the domestic travel and leisure industry that indicate families favor frequent, short, drive-to vacations. According to the Travel Industry Association of America, or TIA, from 1994 to 2003 the number of domestic leisure trips taken by families grew from approximately 96 million trips in 1994 to 154 million trips in 2003. In 2003, approximately 45% of leisure trips lasted one to two nights. The primary mode of transportation for 77% of the overnight leisure trips in 2003 was by automobile. We believe these statistics provide evidence that our segment of the travel and leisure industry has strong demand characteristics that make our family entertainment resorts attractive to leisure travelers.

Competition

      The concept of a family entertainment resort with an indoor waterpark was first introduced in Wisconsin Dells, Wisconsin and has evolved there over the past 15 years. In an effort to boost occupancy and daily rates, as well as capture off-season demand, hotel operators in the Wisconsin Dells market began expanding indoor pools and adding waterslides and other water-based attractions to existing hotels and resorts. The success of these efforts prompted several local operators to build new, larger destination resorts based primarily on this concept, including the Wilderness Hotel & Golf Resort, Treasure Island, Raintree Resort, Kalahari and the Great Wolf Lodge (formerly known as the Black Wolf Lodge), which Great Lakes purchased in 1999.

      We believe that these properties, which typically are themed and include other resort features such as arcades, retail shops and full food and beverage service in addition to the indoor waterpark, have historically outperformed standard hotels in the market. According to USRC, the six largest waterpark resorts in the Wisconsin Dells had a 15 percent greater occupancy and an ADR premium of $110 in 2003 as compared to the franchised non-waterpark hotels in the market. We believe that the rate premiums and increased market share in the Wisconsin Dells for hotels and resorts with some form of an indoor waterpark can be attributed to several factors, including the ability to provide a year-round vacation destination without weather-related risks, the wide appeal of water-based recreation and the favorable trends in leisure travel discussed above. Although the rate premiums and increased market share in Wisconsin Dells have been significant, no operator or developer other than Great Lakes has established a regional portfolio of family entertainment resorts featuring indoor waterparks.

      While the Wisconsin Dells market has a significant number of resorts with indoor waterparks, we believe the competitive landscape in that small, regional market is not representative of the competition we may face as we further expand our portfolio of resorts. The vast majority of indoor waterpark resorts in Wisconsin Dells are family-owned or privately-operated businesses that have yet to develop additional resorts outside of Wisconsin Dells. We seek to develop new resorts primarily in markets with significant barriers to entry and large target population bases within a convenient driving distance. The resorts we are currently developing and plan to develop in the future require significant industry knowledge and substantial capital resources. An upscale family entertainment resort like one of our Great Wolf Lodge resorts typically costs approximately $65 million to $95 million to develop.

      The USRC survey mentioned above identified 14 existing properties meeting our definition of an indoor waterpark resort that are currently open, and an additional nine resorts that are under construction or in active development, in the United States and Canada. Based on this survey, our five operating resorts and three additional resorts under construction, which includes our licensed resort in Niagara Falls owned by Ripley’s, comprise approximately 35% of the supply of new and existing resorts in this market segment. As a result of our market presence and our management team’s substantial experience, we believe we have an opportunity to capitalize on our first-mover advantage in this industry segment and to achieve nationwide brand recognition.

Properties

      We have five family entertainment resorts that are currently operating and two additional resorts that are under construction, and we will manage one resort under construction that is owned by a third-party licensee. We also have identified additional target markets for future resort development and are in negotiations with respect to sites in four of these markets. The following table presents an overview of our existing portfolio of resorts.

					Twelve Months Ended March 31, 2004

								Other	Total
	Opened/			Indoor		Average	Revenue Per	Revenue Per	Revenue Per
	Target			Entertainment		Daily	Available	Occupied	Occupied
Location	Opening	Rooms		Area(1)	Occupancy	Rate	Room(2)	Room	Room(3)

				(approx. ft2)	(%)	($)	($)	($)	($)
Existing Resorts:
Wisconsin Dells, WI	May 1997(4)	309		65,000	60.3	197.22	119.02	76.59	273.81
Sandusky, OH(5)	March 2001	271		42,000	69.5	227.58	158.14	92.57	320.14
Traverse City, MI	March 2003	281		53,000	71.0	213.84	151.86	100.21	314.05
Kansas City, KS(6)	May 2003	281		50,000	55.1	196.00	107.96	105.60	301.60
Sheboygan, WI(7)	June 2004	183	(8)	56,000	—	—	—	—	—
Resorts Under Construction:
Williamsburg, VA	Spring 2005	301		70,000	—	—	—	—	—
Pocono Mountains, PA	Fall 2005	400		92,000	—	—	—	—	—
Niagara Falls, ONT(9)	Fall 2005	404		94,000	—	—	—	—	—

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, 3D virtual reality theater, Wiley’s Woods and party room in the resorts that have such amenities.
(2)	Revenue per available room represents the total room revenue per total available rooms for the twelve months ended March 31, 2004, calculated by multiplying the occupancy by the average daily rate.
(3)	Total revenue per occupied room is calculated by adding the average daily rate and other revenue per occupied room.
(4)	Great Lakes purchased this property in November 1999.
(5)	Prior to May 2004, we operated this resort as a Great Bear Lodge.
(6)	We currently lease the property on which our Kansas City resort is located pursuant to a 10-year ground lease with a local governmental agency. We intend to convert this leasehold interest into a fee simple interest.
(7)	Our Sheboygan property is branded as a Blue Harbor Resort. This resort is subject to a 98-year and 11-month ground lease with the Redevelopment Authority of the City of Sheboygan.
(8)	Our Blue Harbor Resort also features 64 individually owned two and four bedroom condominium units.
(9)	We are assisting our licensee, Ripley’s, with construction management and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort for ten years after opening. We have agreed to enter into a management agreement, pursuant to which we expect to operate the resort on behalf of Ripley’s for five years, and a central reservations agreement. In conjunction with this project, we expect to receive a one-time construction fee and ongoing license, central reservations and management fees.

      Northwoods Lodge Theme. Each of our Great Wolf Lodge resorts has a northwoods lodge theme, with a rustic log exterior and cultured stone veneer that provides a dramatic and authentic log cabin appearance. Our three-story, approximately 5,000 to 7,800 square-foot atrium lobbies are designed in a northwoods cabin motif with exposed timber beams, massive stone fireplaces, mounted wolves and other northwoods creatures, North American art and an animated two-story clocktower that provides theatrical entertainment for our younger guests. Throughout the common areas and in each guest suite, we use sturdy, rustic furniture that complements the northwoods theme. We believe that this consistent theme throughout our resorts creates a comfortable and relaxing environment and provides a sense of adventure and exploration that the entire family can enjoy.

      Guest Suites. All of our guest suites are themed luxury suites ranging in size from approximately 385 square feet to 880 square feet. Substantially all of our rooms also include a private deck or patio. Our resorts offer up to nine room styles to meet the needs and preferences of our guests, including a selection of rooms with lofts, jacuzzis and fireplaces. Our standard rooms include two queen beds and a third queen bed in the sleeper sofa, a wet bar, microwave oven, refrigerator and dining and sitting area, and can accommodate up to six people. Our specialty rooms can accommodate up to seven people and provide a separate area for children, including our KidCabin Suites that feature a log cabin bunk bed room, our Wolf Den Suites that feature a themed den enclosure with bunk beds and our KidKamp Suites that feature bunk beds in a themed tent enclosure. We also offer larger rooms, such as our Majestic Bear Suite, which has a separate bedroom with a king bed, a large dining and living area and can accommodate up to eight people. Our guest suites have wallpaper, artwork and linens that continue the northwoods theme and provide for full room service, pay-per-view movies and pay-per-play video games.

      Indoor Waterparks. Our existing Great Wolf Lodge indoor waterparks are maintained at a warm and comfortable temperature, range in size from approximately 34,000 to 43,000 square feet and have a northwoods, totemic theme, including four-story totem poles, decorative rockwork and plantings, all of which is contained in a five-story wooden beam structure. The focus of each Great Wolf Lodge waterpark is our signature 12-level treehouse water fort. The fort is an interactive water experience for the entire family that features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our Blue Harbor Resort has a 43,000 square-foot Breaker Bay waterpark including our 12-level Lighthouse Pier water fort featuring a 1,000 gallon tipping ship. Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, smaller slides for younger children, zero-depth water activity pools for small children with geysers, a water curtain, fountains and tumble buckets, a lazy river, additional activity pools for basketball, open swimming and other water activities and two large free-form hot tubs, one of which is for adults-only. Each waterpark is constructed with a special nonslip floor surface for maximum traction and has ample deck space and good sight lines to enhance parental oversight. Our resorts under construction will have indoor waterparks ranging in size from approximately 55,000 to 82,000 square feet with additional attractions such as wave pools and water rollercoasters.

      Approximately one million gallons of water are cycled through each of our waterparks every hour in order to ensure cleanliness. Our primary operating equipment includes standard water pumps, tanks and filters, located in separate spaces to allow for quick repairs or replacement. The water and air quality of our waterparks is continuously monitored by computerized water and air treatment systems and highly trained technicians in order to ensure a clean and safe environment. We seek to minimize the use of chlorine. Most of the water purification is performed by an advanced ozone water treatment system, which ensures the highest water quality and an absence of the typical chlorine odor found in indoor pools. In addition, the water within each area circulates every hour to maximize hygiene. Each waterpark area has its own water system so that a problem with any one area can be quickly contained and does not affect the operations of the rest of the waterpark.

      We expect recurring annual capital expenditures for each resort to be approximately 3-4% of the resort’s revenues, including the repair and maintenance of our waterpark equipment. As much of the equipment used in our waterparks is designed for outdoor application and capable of withstanding intense physical use and the elements year-round, wear and tear is minimal and we believe our equipment has a long useful life. In addition, our water purification system minimizes airborne chemicals and their potentially corrosive effects on materials and equipment and helps extend the life of our equipment.

      The safety of our guests is a primary focus in our waterparks. Our lifeguards receive one of the highest levels of training and certification in the industry, provided by Jeff Ellis & Associates, Inc., an international aquatic safety consulting company. Ellis & Associates conducts quarterly unannounced safety inspections at each of our resorts to ensure that proper safety measures and procedures are maintained. All of our on duty lifeguards perform daily training exercises under the supervision of a certified instructor. We also encourage our lifeguards to obtain EMT certification, and we reimburse them for the costs of the training.

      Our indoor waterparks are open from 8:00 a.m. until 10:00 p.m. seven days a week and admission is generally only available to resort guests. Our general guests-only policy allows our guests to avoid the long lines and other inconveniences of daily admission-based waterparks.

      Amenities. Each of our existing resorts features, and each of our resorts under construction will feature, a combination of the following amenities. Our Blue Harbor resort amenities have similar appropriate nautical-themed names.

•	Themed Restaurants. Our resorts feature one or more full-service, themed restaurants and a themed bar and grille that serves alcoholic beverages and sandwiches. Our themed restaurants include the Gitchigoomie Grill, with a life-sized sea plane suspended over the dining area, Lumber Jack’s Cook Shanty, the Loose Moose Bar & Grill, and the Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest campsite. Our Blue Harbor Resort features our On the Rocks Bar & Grille and Rusty Anchor Buffet.

•	Ice Cream Shop and Confectionary. Each of our Great Wolf Lodge resorts, with the exception of our Sandusky resort, has a Bear Claw Café ice cream shop and confectionary that provides sandwiches, Starbucks® coffee, pastries, ice cream, candies, home-made fudge and other snacks that families can share together. Our Blue Harbor Resort has a Sweetshop Landing confectionary.

•	Snack Bar. Each of our waterparks has a snack bar that offers a variety of sandwiches, pizzas and similar foods with ample seating so that our guests do not have to leave the warmth and comfort of the waterparks.

•	Gift Shop. Each of our resorts has a Buckhorn Exchange or Precious Cargo gift shop that provides unique themed gifts, including Great Wolf Lodge logo merchandise, souvenirs, collectibles and stuffed animals. The gift shop also offers resort toys, swimwear and personal necessities.

•	Full-Service Spa. Each of our resorts, with the exception of our Sandusky resort, has an Aveda concept or Cameo spa that provides a relaxing get-a-way with a full complement of massages, facials, manicures, pedicures and other spa treatments, as well as yoga classes and a wide selection of Aveda products. We intend to add an Aveda concept spa to our Sandusky Great Wolf Lodge resort in the Fall of 2004.

•	Game Arcade. Our Youkon Jack’s or Northern Lights game arcades range in size from approximately 3,900 to 7,000 square feet, have over 70 games of skill and are divided into distinct areas with video and skill games that appeal to children of different ages. Tickets won from the games may be exchanged for a wide selection of merchandise that appeals to our younger guests.

•	Cub Club. Our Cub Club rooms are professionally staffed children’s activity rooms with programmed activities, including arts and crafts, games and nature hikes. Cub Club is a frequent guest program for our younger guests. Cub Club membership is open to all children who have stayed at one of our resorts and includes a periodic newsletter, exclusive offers, rewards for each stay and a free meal and dessert when members visit during their birthday month. We currently have more than 10,000 Cub Club members. Our Blue Harbor Resort features a Crew Club frequent guest program and activities that are similar to our Cub Club.

•	Animated Clocktower. Each of our Great Wolf Lodge resorts, with the exception of our Sandusky resort, has a two-story animated clocktower located in the resort’s main atrium lobby. The clocktower provides daily theatrical entertainment through talking and singing trees, animals and northwoods figures. Our Blue Harbor Resort features a 2,000 gallon water fountain featuring a hand-blown glass sculpture and a music and light show located in its main atrium lobby.

•	Outdoor Water Amenities. Outdoor water amenities complement our indoor waterpark facilities and allow our guests to take advantage of favorable weather conditions. Our outdoor water amenities include activity pools and a large deck or patio area and are generally open from May until September. Our Wisconsin Dells resort also has outdoor waterslides.

•	Fitness Room. Our fitness rooms contain aerobic exercise equipment and weight-lifting machines with numerous televisions for active viewing.

•	Meeting Space. Our resorts offer meeting rooms ranging from approximately 3,000 to over 7,000 square feet that are available for guest meetings, including a 99-seat state-of-the-art symposium-style room at our Traverse City resort.

•	Conference Facility. Our Blue Harbor Resort features an approximately 21,000 square-foot attached conference facility that provides spaces ranging from approximately 1,000 square feet to 10,000 square feet for a number of different types of conferences and conventions.

•	Biko’s 3D Theatre. Our 3D theatres, located at our Wisconsin Dells and Traverse City resorts, provide a 12- minute virtual reality adventure for children and their parents.

•	Wiley’s Woods. Wiley’s Woods is an interactive indoor live video game in a four-story, approximately 16,000 square-foot structure located at our Wisconsin Dells resort. Children ages three and older wear electronic wrist bands and gain points by navigating slides, bridges, nets and mazes and performing a variety of tasks on over 60 machines and gadgets. Admission to Wiley’s Woods is free for all resort guests and is open to the public for a fee of $6 for children and $9 for adults, with free admission for children under the age of three.

Operating Properties

      Our operating resorts are currently located in Wisconsin Dells, Wisconsin; Sandusky, Ohio; Traverse City, Michigan; Kansas City, Kansas; and Sheboygan, Wisconsin.

Great Wolf Lodge of Wisconsin Dells, Wisconsin

      Our Great Wolf Lodge, located on 25 acres in Wisconsin Dells, Wisconsin, was originally constructed in 1997 and acquired by Great Lakes in 1999.

      Wisconsin Dells is a renowned family vacation destination that features a number of entertainment options, including amusement parks, museums, live entertainment and other indoor waterparks. According to its Visitor and Convention Bureau, the Wisconsin Dells area attracts over two and a half million visitors each year and in 2003 attracted over $670 million of vacation-related expenditures. Wisconsin Dells is within a one-hour drive from Madison, Wisconsin; a two-hour drive from Milwaukee, Wisconsin; and a three and one-half hour drive from Chicago, Illinois.

      The Great Wolf Lodge of Wisconsin Dells has 309 guest suites and an approximately 38,000 square-foot indoor waterpark that includes our signature treehouse water fort. The resort offers a number of revenue-enhancing amenities, including a themed restaurant, Loose Moose Bar & Grill, Bear Claw Café ice cream shop and confectionary, Youkon Jack’s game arcade, Buckhorn Exchange gift shop, full-service Aveda concept spa, Wiley’s Woods, Biko’s 3-D virtual reality adventure theater and meeting rooms. The resort also includes non-revenue-generating amenities, such as an animated two-story clocktower, Cub Club room and Iron Horse fitness center. In 2004, we intend to begin construction on enhancements to our indoor waterpark at this resort to add a wave pool and other new attractions.

      For the twelve months ended March 31, 2004, the resort experienced average occupancy of 60.3%, an average daily room rate of $197.22, average revenue per available room of $119.02 and total revenue per occupied room of $273.81.

      In spring 2005, we intend to begin construction of at least 64 condominium units. In connection with this project, we expect to expand our indoor waterpark accordingly, which we expect would be complete in 2005.

Great Wolf Lodge of Sandusky, Ohio

      In March 2001, we opened our Great Bear Lodge in Sandusky, Ohio, which has the same theming as each of our Great Wolf Lodge resorts and was re-named the Great Wolf Lodge of Sandusky in May 2004. Sandusky is a family destination near Cleveland, Ohio that is well known for its amusement parks. According to the Sandusky/ Erie County Visitors and Convention Bureau, Sandusky attracts approximately seven million visitors each year. Sandusky is within a one-hour drive from Cleveland, Ohio; a two-hour drive from Detroit, Michigan; a two and one-half-hour drive from Columbus, Ohio; and a three-hour drive from Pittsburgh, Pennsylvania.

      The Great Wolf Lodge of Sandusky is located on approximately 15 acres and has 271 guest suites and an approximately 34,000 square-foot indoor waterpark that includes our signature treehouse water fort, tube slides, body slides, hot tubs and a lazy river. The resort offers a number of revenue-enhancing amenities, including our Gitchigoomie Grill and Lumber Jack’s Cook Shanty themed restaurants, Northern Lights game arcade, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our Cub Club room and Iron Horse fitness center.

      For the twelve months ended March 31, 2004, the resort experienced average occupancy of 69.5%, an average daily room rate of $227.58, average revenue per room of $158.14 and total revenue per occupied room of $320.14.

Great Wolf Lodge of Traverse City, Michigan

      In March 2003, we opened our Great Wolf Lodge in Traverse City, Michigan. Traverse City is a traditional family vacation destination with skiing and lake activities. According to the Traverse City Convention and Visitors Bureau, Traverse City attracts approximately two million visitors each year. Traverse City is within a three-hour drive from Grand Rapids, Michigan and the Saginaw/ Flint, Michigan area and a four-hour drive from Detroit, Michigan. This resort also draws guests from Northern Indiana and Ohio.

      The Great Wolf Lodge of Traverse City is located on approximately 48 acres and has 281 guest suites and an approximately 40,000 square-foot indoor waterpark that includes our signature treehouse fort and Howling Wolf family raft. The resort offers a number of revenue-enhancing amenities, including our Camp Critter Bar & Grille and Loose Moose Cottage themed restaurants, Northern Lights game arcade, full-service Aveda concept spa, Bear Claw Café ice cream shop and confectionary, Biko’s 3D virtual reality adventure theater, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our animated two-story clocktower, Cub Club room and Iron Horse fitness center.

      For the twelve months ended March 31, 2004, the resort experienced average occupancy of 71.0%, an average daily room rate of $213.84, average revenue per available room of $151.86 and total revenue per occupied room of $314.05.

Great Wolf Lodge of Kansas City, Kansas

      In May 2003, we opened our Great Wolf Lodge in Kansas City, Kansas as part of the Village West tourist district that includes a Cabela’s superstore, Nebraska Furniture Mart and the Kansas Nascar Speedway. According to Kansas City Convention and Visitors Bureau, Kansas City attracts approximately five million visitors each year. Kansas City is within a one-hour drive from Topeka, Kansas; a two and one-half hour drive from Jefferson City, Missouri; and a three-hour drive from Lincoln, Nebraska.

      The Great Wolf Lodge of Kansas City is located on approximately 17 acres and has 281 guest suites and an approximately 40,000 square-foot indoor waterpark that includes our signature treehouse water fort. The resort offers a number of revenue-enhancing amenities, including our Camp Critter Bar & Grille themed restaurant, Bear Claw Café ice cream shop and confectionary, full-service Aveda concept spa, Northern Lights game arcade, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our animated two-story clocktower, Cub Club room and Iron Horse fitness center.

      In connection with the construction of this resort, Great Lakes sold the property on which this resort is located to a local governmental agency for a nominal amount and then leased back the property for a period of ten years. Subject to the terms of the lease, Great Lakes may purchase the property for a nominal amount. At the end of the lease, Great Lakes has the obligation to purchase the property. We currently intend to terminate the lease and purchase the property.

      For the twelve months ended March 31, 2004, the resort experienced average occupancy of 55.1%, an average daily room rate of $196.00, average revenue per available room of $107.96 and total revenue per occupied room of $301.60.

Blue Harbor Resort of Sheboygan, Wisconsin

      In June 2004, we opened our Blue Harbor Resort on an approximately 12-acre property on the shores of Lake Michigan in Sheboygan, Wisconsin. Sheboygan is a traditional family vacation destination featuring lake activities and golf. Due to the nature of Sheboygan as a family vacation destination on the water, we decided that a nautical theme would be more appropriate than our typical northwoods lodge theme. This resort is modeled after a grand beach resort and decorated in a manner consistent with that theme, including a nautical themed lobby and specialty rooms such as the KidAquarium Suite with bunk beds surrounded by walls of deep blue sea and schools of fish and the Boathouse Suite with rowboat bunk beds. According to the Sheboygan Convention and Visitors Bureau, visitors to Sheboygan spent approximately $260 million in 2002. Sheboygan is within a one-hour drive from Milwaukee and Green Bay, Wisconsin; a two-hour drive from Madison, Wisconsin; a three-hour drive from Chicago, Illinois; and a four-hour drive from Dubuque, Iowa.

      Our Blue Harbor Resort has 183 guest suites, with an additional 64 two and four bedroom condominium units located adjacent to the resort, and an approximately 43,000 square-foot Breaker Bay indoor waterpark with a 12-level Lighthouse Pier water fort. The resort offers a number of revenue-enhancing amenities, including our nautical-themed On the Rocks Bar & Grille and Rusty Anchor Buffet restaurants, Sweetshop Landing ice cream shop and confectionary, full-service Aveda concept spa, Northern Lights game arcade and Precious Cargo gift shop. This resort also has an approximately 21,000 square-foot attached conference facility capable of seating 1,000 people. The resort offers non-revenue-generating amenities such as our 2,000 gallon hand-blown glass water fountain featuring a music and light show, Crew Club for kids and Ship Shape Place fitness center.

Properties Under Construction

Great Wolf Lodge of Williamsburg, Virginia

      In December 2003, we began construction of our Great Wolf Lodge in Williamsburg, Virginia on a 32-acre site. Williamsburg is a popular family vacation destination with amusement parks and waterparks and other entertainment attractions. Williamsburg is a one-hour drive from Richmond, Virginia; a two and one-half-hour drive from Washington, D.C.; and a three and one-half-hour drive from Raleigh, North Carolina.

      Upon completion, the Great Wolf Lodge of Williamsburg will have 301 guest suites and an approximately 55,000 square-foot indoor waterpark that includes our signature treehouse water fort. We are constructing a relatively large indoor waterpark in Williamsburg because we believe that the demand for this resort will support an expansion, including an additional number of rooms, over the next several years. The resort will offer a number of revenue-enhancing amenities, including themed restaurants, a full-service Aveda concept spa, game arcade, Bear Claw Café ice cream shop and confectionary, gift shop and approximately 7,000 square feet of meeting rooms. The resort will also include non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center. We anticipate that this resort will open in the spring of 2005.

Great Wolf Lodge of the Pocono Mountains

      In April 2004, we began construction of a Great Wolf Lodge in the Pocono Mountains on a 95-acre site near Stroudsburg, Pennsylvania. The Pocono Mountains area is a popular family vacation destination featuring family-oriented attractions and recreational activities. According to the Official Convention and Visitors Bureau of Pennsylvania’s Pocono Mountains, the Pocono Mountains region attracts approximately three million visitors each year. The resort will be located within a one and one-half-hour drive from New York, New York; a two-hour drive from Philadelphia, Pennsylvania; and a four-hour drive from Washington, D.C.

      Upon completion, the Great Wolf Lodge of the Pocono Mountains will have 400 guest suites and an approximately 78,000 square-foot indoor waterpark that includes our signature treehouse water fort. The resort will offer a number of revenue-enhancing amenities, including a themed restaurant and bar and grille, full-service Aveda concept spa, game arcade, gift shop and approximately 7,900 square feet of meeting rooms. The resort will also include non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center. We anticipate that this resort will open in the fall of 2005.

Great Wolf Lodge of Niagara Falls, Ontario

      In January 2004, Great Lakes entered into a license agreement with Ripley’s that authorizes Ripley’s to develop and operate a Great Wolf Lodge resort in Niagara Falls, Ontario. In addition, the agreement allows Ripley’s to use certain licensed trademarks, such as “Cub Club,” “KidCabin,” “Wiley’s Woods” and “Great Wolf Lodge.” The term of the license agreement is ten years, with the possibility of up to four successive five-year automatic renewals. Under the license agreement, Ripley’s is required to pay certain fees, including a monthly license fee. We may terminate the license agreement at any time, upon notice, if Ripley’s fails to meet its obligations under the agreement, including failure to meet payment obligations or to maintain and operate the resort in a manner consistent with our operating standards.

      We have also entered into a construction consulting agreement in connection with Ripley’s construction of the resort. Under the agreement, we will provide construction management and consulting services for a fee. In addition, we are currently negotiating a management services agreement and a reservation system agreement for this resort under which we will manage the resort and provide central reservation systems services.

      Ripley’s is scheduled to begin construction of the Niagara Falls resort in August 2004. Niagara Falls is a popular family vacation destination. According to the City of Niagara Falls, Ontario website, Niagara Falls attracts over 19 million visitors each year. Niagara Falls is less than a one hour drive from Buffalo, New York; a one and one-half-hour drive from Toronto, Ontario; and a two and one-half-hour drive from Syracuse, New York. Pursuant to the license agreement, we will operate the resort once it is completed.

      Upon completion, the Great Wolf Lodge of Niagara Falls will have 404 guest suites with an approximately 82,000 square-foot indoor waterpark. The resort will offer a number of revenue-enhancing amenities, including themed restaurants, ice cream shop and confectionary, full-service Aveda concept spa, game arcade, gift shop and meeting space. The resort will also include non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center. We anticipate that this resort will open in the fall of 2005.

Corporate Offices

      We lease approximately 13,800 square feet of office space for our corporate offices and approximately 2,500 square feet of office space for our central reservations call center operations in Madison, Wisconsin. We believe these facilities are adequate for our current needs.

Development Criteria

      We choose sites for the development of new resorts based upon a number of factors, including:

•	Large target customer base. We select development sites that generally have a minimum of five million target customers within a convenient driving distance. Because we offer an affordable vacation experience, we appeal to families in a variety of income ranges.

•	Recognized tourist destination. We focus on drive-to destinations that attract a large number of tourists, including traditional family vacation markets. We believe we can charge premium rates in these markets due to the high quality of our resorts and our family-oriented amenities and activities. In addition, the indoor nature of many of our amenities and activities allows us to reduce the impact of seasonality that negatively affects other attractions in these areas. These areas also often have active and effective local visitors and convention bureaus that complement our marketing and advertising efforts at little or no cost to us.

•	Highly visible and large sites. We develop resorts in highly visible locations along major roadways. Visibility from highways enhances easy drive-to access, provides marketing benefits due to high volumes of traffic and often produces synergies from adjacent land uses or complementary developments. We generally choose sites that have enough acreage to allow for potential expansions and future sales of out-lots.

      Based upon these criteria, we have identified over 50 markets that have populations of at least five million people located within a convenient driving distance. We have already identified potential development locations in eight to ten of these target markets that meet our other criteria for successful development. We are in negotiations for sites in four of these markets. In addition, our licensee, Ripley’s, is developing a Great Wolf Lodge in Niagara Falls, Ontario that we will operate pursuant to our license and management agreement with Ripley’s.

      Once we have identified a market that meets our development criteria, we search for potential sites, which may be difficult to find in some areas. We then perform initial analyses of the permitting process and access to utilities, before acquiring a sufficient amount of land from one or more landowners. Based upon the target customer base of the market, we develop initial specifications for the resort, such as the number of guest suites and size of the indoor waterpark and other amenities. We also formally begin the potentially lengthy and difficult process of obtaining the necessary approvals and permits from the appropriate local governmental bodies, including the necessary water rights and environmental permits. Once the permitting process is complete, we secure financing for the project and begin construction on the resort. This overall development process typically takes from one to four years.

      Pursuant to our agreement with Tall Pines Development Corporation, or Tall Pines, we have agreed to pay a royalty fee to Tall Pines ranging from 0.5-2% of annual revenues, and for our Sandusky resort, additional incentive fees of up to 2% of annual revenues, for each resort we have developed and will develop in the future. In exchange for these fees, Tall Pines has granted us an exclusive, perpetual license to use certain information received from Tall Pines in connection with Great Lakes’ purchase of the Wisconsin Dells resort from Tall Pines in 1999, including information related to operating systems, financial information, historical costs, historical revenues, historical expenses and marketing.

Resort Operations

      Each resort employs a general manager who is responsible for the operations of the particular resort and who typically has 20-25 years of experience in the hospitality or family entertainment industry. Our general managers oversee a staff of approximately 250 resort employees and are assisted by an assistant general manager and directors for each of human resources, food and beverage, housekeeping, aquatics, maintenance, sales and marketing and front office. A corporate-level liaison for each department ensures consistency throughout our resorts while allowing a particular resort to tailor its operations to best meet the needs of its guests.

      Prior to assuming responsibility for a resort, general managers and assistant general managers undergo a management training program designed to familiarize each trainee with various facets of our management, operations and development programs. The program also emphasizes our guest service policies and provides hands-on operating experience at the resort level. Our management training program is intended to train assistant managers to become future general managers.

      We strive to provide our guests with a fun and convenient experience in a warm and family-friendly environment from the first day a new resort opens. To achieve this, a team of experienced management members from our existing resorts, along with corporate liaisons, begins training personnel at our new resorts one month prior to a resort’s opening and is on site at the new resort for a month after opening. We believe that this process ensures that the opening of a new resort is efficient and that our culture of high quality and friendly customer service is carried over to our new resorts, including our guests’ interactions with our front desk, housekeeping, waterpark, restaurant and other staff members. In addition, we train our maintenance personnel to minimize any operational problems that occur during the opening of a new resort, including the operation of our waterparks. We believe that these efforts help to minimize any problems associated with opening a new resort and give our first guests a favorable, memorable experience that will build brand loyalty.

Training and Development

      We believe that our ability to provide a warm family atmosphere where families can relax, play and reconnect begins with our people and their ability to deliver quality customer service. We seek to recruit, train and retain employees who will make sure that our guests enjoy their stay, and we seek to promote from within our company. Each new resort employee undergoes a week-long orientation program and is paired with a more veteran employee for a month so that the new employee can learn more about our resorts, our culture and how we strive to provide the best possible customer service. Our employees are invested in our success and focused on ensuring a memorable experience for each of our guests. We believe that our high level of customer service sets us apart and promotes valuable referrals and repeat visits.

Sales and Marketing

      We place a significant emphasis on the sales and marketing of our unique, family-focused resorts. We work together with a third-party consulting firm to identify potential guests for targeted marketing, both within our primary market areas and beyond those areas to attract occasional or seasonal travelers. We market to these potential customers through a combination of television, radio, newspaper and direct mail advertising, including advertising through local chambers of commerce and convention and visitors bureaus. We also rely upon repeat guests and guest referrals, as well as brand recognition and the visibility of the resorts themselves, which are located along major highways in high traffic areas. In addition, our engaging website offers detailed information about our resorts, including virtual tours and room layouts.

      For new resorts, our marketing efforts begin before construction commences and we establish sales offices to generate advance bookings. Reservations may be made at our resorts, through our web site or through our central reservations call center. Our call center and highly trained staff allow us to offer consistent specials throughout our resorts, better track room occupancy levels and room rates and handle the high volume of calls that are usually associated with the opening of a resort.

      We maintain an in-house sales force and graphic arts department comprised of six employees. Our experienced staff develops products and promotions for use in merchandising and marketing promotions. We also engage in cross-marketing, promotions and co-marketing arrangements with major vendors. We have received numerous awards for our general advertising, website, print media, radio commercials and sales presentations.

      We have developed Cub Club, a frequent guest program for children. Membership is available to all children who have stayed at one of our resorts. The benefits of the program include coupons and other incentives, a periodic newsletter, access to the Cub Club activity rooms at each of our resorts and special offers to children who visit during their birthday month. Our Blue Harbor Resort features a Crew Club program for children similar to the Great Wolf Lodge resorts’ Cub Club.

Maintenance and Inspections

      Each of our resorts has an aquatics manager who is trained in all aspects of water quality and safety. Our waterparks are frequently inspected by on-site maintenance personnel. These inspections include safety checks of the equipment in the waterpark, as well as analyses of water and air quality. Our water quality levels are constantly monitored and tested by computers and by a full-time aquatics maintenance engineer, who works with an additional assistant during our busiest months. Our air quality system is designed to minimize humidity and moisture build-up, which materially reduces maintenance costs. Furthermore, we use Ellis & Associates as water safety consultants at our resorts in order to train lifeguards and audit safety procedures.

      Our senior management and the individual resort personnel evaluate the risk aspects of each resort’s operation, including potential risks to the public and employees and staff. All of our staff is committed to maintaining and enhancing the quality of our resorts, from housekeeping personnel to the employees at the front desk. Each resort has six full time maintenance employees on staff that ensure building quality and three fulltime aquatics maintenance employees that ensure the ride safety and air and water quality inside the resort’s indoor waterpark. We use a state of the art filtration system and ozonators to balance the water and air quality within the waterpark in order to accommodate fluctuating quantities of visitors.

Competition

      Our resorts compete with other forms of family vacation travel, including theme parks, waterparks and amusement parks and other recreational activities. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe that the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.

      In most of our markets, there are few, if any, other family entertainment resorts featuring indoor waterparks. However, in Wisconsin Dells, Wisconsin, where indoor waterparks were first introduced, there are approximately 16 other resorts and hotels with some type of indoor water-related activity or amenity. As a result, we face significant competition from both lower priced unthemed waterparks and larger, more expensive waterparks with thrill rides and other attractions in the Wisconsin Dells market. We believe our ability to compete effectively in this highly competitive market will enable us to more effectively compete in other markets where we may not be the only family entertainment resort.

      We anticipate that competition within some of our markets will increase in the foreseeable future. We believe that a number of other resort operators are developing or considering the development of family entertainment resorts with indoor waterparks, which will compete with our resorts. In particular, one of our competitors is developing a resort in the Sandusky market.

Insurance

      We believe that our properties are covered by adequate fire, flood and property insurance, as well as commercial liability insurance with what we believe are commercially reasonable deductibles and limits for our industry. Changes in the insurance market since September 11, 2001 have caused significant increases in insurance costs and deductibles, and have increased the risk that affordable insurance may not be available to us in the future.

      While our management believes that our insurance coverage is adequate, if we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition could be materially and adversely affected.

Intellectual Property

      We have registered, applied for the registration of or claim ownership of a variety of trade names, service marks, copyrights and trademarks for use in our business, including Biko the Bear, Blue Harbor Resort, Boathouse Suite, Breaker Bay, Crew Club, Cub Club, Great Wolf Lodge, Great Wolf Resorts, KidAquarium Suite, KidCabin and Wiley the Wolf in the United States and, where appropriate, in foreign countries. There can be no assurance that we can obtain the registration for the marks where registration has been sought. We are not aware of any facts that would negatively impact our continuing use of any of the above trade names, service marks or trademarks. We consider our intellectual property rights to be important to our business and actively defend and enforce them.

Governmental Regulation

      The ownership and management of our resorts, as well as our development and construction of new resorts, subjects us to comprehensive federal, state and local laws regulating zoning, land development, land use, building design and construction, and other real estate-related laws and regulations. In addition, a number of states regulate the permitting and licensing of resorts by requiring registration, disclosure statements and compliance with specific standards of conduct. Our failure to maintain or acquire the requisite licenses, permits and authorizations required by such laws and regulations, as well as any failure on our part to comply with registration, disclosure and standards of conduct required by such laws and regulations could impact the operation, profitability and success of our current resorts or the development, completion and success of any resorts we may develop in the future. We believe that each of our resorts has the necessary permits and approvals to operate its business and is in material compliance with all applicable registration, disclosure and conduct requirements. We intend to continue to obtain such permits and approvals for any resorts we may develop in the future or additions or renovations to current resorts and to ensure that such resorts and additions or renovations comply with applicable registration, disclosure and conduct requirements.

      We are also subject to laws and regulations governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could increase our overall labor costs.

      The operation of our waterparks subjects us to state and local regulations governing the quality of the water we use in our waterparks, including bacteriological, chemical, physical and radiological standards. In addition to inspections we conduct on our own, state and local authorities may also conduct inspections of our waterparks to determine our compliance with applicable standards. If we are found to be in violation of such regulations we could be subject to various penalties, including, but not limited to, monetary fines and the temporary closure of our waterparks. Changes in state or local regulations could impose more stringent standards with which we would have to comply.

      We are subject to both federal and state environmental laws and regulations, including laws and regulations governing the discharge of water from our waterparks. Specifically, under the requirements of the Federal Clean Water Act, we must obtain National Pollutant Discharge Elimination System permits from the Environmental Protection Agency or from the state environmental agency to which the permit program has been delegated for discharges into waterways and comply with the permit terms regarding wastewater quality and discharge limits. Such permits must be renewed from time-to-time, as required by regulation and additional capital expenditures for wastewater treatment systems associated with the renewal of our water discharge permits may be required. Importantly, changes in federal or state legislation or regulations could impose more stringent release standards with which we would have to comply. Currently, our development in the Pocono Mountains is our only property subject to such laws and regulations governing the discharge of water and we intend to comply with these laws and regulations as we develop that property.

      As a place of public accommodation, our resorts are subject to the requirements of the Americans with Disabilities Act of 1990, which we refer to as the ADA. As such, our resorts are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. Further, federal legislation or regulations may amend the ADA to impose more stringent requirements with which we would have to comply.

Environmental Matters

      Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our on-going operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

      Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

      We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

      Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

      On occasion, we may elect to develop properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities, and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. To our knowledge, our work at our Sheboygan resort has been conducted in accordance with requirements imposed by the Wisconsin Department of Natural Resources. Based on these efforts, we are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial conditions or results of operations. It is possible, however, that our efforts have not identified all environmental conditions at the property or that environmental conditions and liabilities associated with the property could change in the future.

      Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.

Employees

      As of March 31, 2004, we had approximately 130 corporate employees, including our central reservations center employees, and approximately 1,300 resort-level employees, approximately 500 of whom were part-time employees. Unlike more seasonal resorts and attractions, we are open year-round and are able to attract and retain high quality employees throughout the year. However, we do have fewer part-time employees during the winter months. None of our employees is covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Legal Proceedings

      We are party to various legal actions in the ordinary course of our business. We believe these actions are routine in nature and incidental to the operation of our business. While the outcome of these actions cannot be predicted with certainty, we believe that the ultimate resolution of these matters will not have a material adverse impact on our business, financial condition or prospects.

MANAGEMENT

Directors and Executive Officers

      Our board of directors currently consists of four directors. We expect to add five independent directors to our board of directors immediately following consummation of this offering. Pursuant to our certificate of incorporation, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualify. The first annual meeting of our stockholders after this offering will be held in 2005. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

      The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon the consummation of this offering:

Name	Age	Position

Bruce D. Neviaser	49	Chairman of the Board
John Emery	40	Chief Executive Officer and Director
Craig A. Stark	53	President and Director
Elan Blutinger	49	Director*(1)
Randy Churchey	44	Director*(2)(3)
Michael M. Knetter	44	Director*(1)(2)
Alissa N. Nolan	41	Director*(1)(3)
Howard Silver	49	Director*(2)(3)
Marc B. Vaccaro	41	Director
James A. Calder	42	Chief Financial Officer
Eric S. Lund	37	Executive Vice President of Sales and Marketing
Hernan R. Martinez	51	Executive Vice President of Development
Kimberly K. Schaefer	38	Chief Brand Officer
J. Michael Schroeder	37	General Counsel and Corporate Secretary

*	Proposed director.

(1)	Proposed member of the nominating and corporate governance committee.
(2)	Proposed member of the audit committee.
(3)	Proposed member of the compensation committee.

      Bruce D. Neviaser has served as Chairman of the Board since we commenced operations in May 2004. Mr. Neviaser co-founded our predecessor companies and from 1992 to April 2004, served as the Co-Chairman of Great Lakes and its predecessor companies, where he was involved in selecting development sites, designing deal structures and raising capital. Mr. Neviaser has over 20 years of experience in hotel and commercial real estate management, development and acquisition. Mr. Neviaser holds a Bachelor of Science degree in Marketing and Real Estate from the University of Wisconsin. In addition to his hospitality industry experience, Mr. Neviaser has served as a member of the National Marketing Committee and National Standards Committee of the Howard Johnson Operations Council and is an active community leader.

      John Emery has served as our Chief Executive Officer and director since we commenced operations in May 2004. From January 2004 to April 2004, Mr. Emery served as the Chief Executive Officer of Great Lakes. From 1995 to December 2003, Mr. Emery served in a number of management positions at Interstate Hotels & Resorts, Inc., the nation’s largest independent third-party hotel management company, most recently as president and chief operating officer. Additionally, from 1995 to November 2002, Mr. Emery served in a number of management positions at MeriStar Hospitality Corporation, one of the nation’s largest hotel real estate investment trusts, most recently as president and chief operating officer. Mr. Emery is a former member of the board of directors of Interstate Hotels & Resorts and MeriStar Hospitality. He currently serves on the Pamplin College of Business advisory council at Virginia Polytechnic Institute and State University, and is executive director of Stone Circle Foundation, a private, non-profit organization.

      Craig A. Stark has served as our President and a director since we commenced operations in May 2004. From 1995 to April 2004, Mr. Stark served as the President of Great Lakes and its predecessor companies, where his responsibilities included overseeing site selection, operations, brand development and sales and marketing efforts. Mr. Stark has over 30 years of hospitality experience and has earned distinction for managing top performing and award-winning facilities. Mr. Stark holds a Bachelor of Science degree in Home Economics with a concentration in Hotel and Restaurant Management from the University of Wisconsin.

      Elan Blutinger has been a managing director of Alpine Consolidated, LLC, a merchant bank specializing in consolidating fragmented industries, since 1996. Mr. Blutinger served as a director of Hotels.com, an online booking service of hotels and other travel-related services, from 2001 until its sale in 2003. Mr. Blutinger was a founder and director of Resortquest International, a leading vacation property management and realty company, from 1997 until its sale in 2003, a founder and director of Travel Services International, a consolidator of specialized travel services, from 1996 until its sale in 2001, and a director of Online Travel Services, a U.K.-based online travel and technology company, from 2000 until its sale in 2004. Mr. Blutinger is a trustee of the Washington International School and The Sheridan School. Immediately after the consummation of this offering, Mr. Blutinger will serve as one of our independent directors and as chair of our nominating and corporate governance committee.

      Randy Churchey served as president and chief operating officer and a director of RFS Hotel Investors, Inc., a self-administered hotel real estate investment trust, from November 1999 until its sale in July 2003. From 1997 through October 1999, Mr. Churchey was senior vice president and chief financial officer of FelCor Lodging Trust, a hotel owner and operator. For nearly 15 years prior to joining FelCor, Mr. Churchey held various positions in the audit practice of Coopers & Lybrand, LLP, where he most recently served as partner and as chairman of the firm’s Hospitality and Real Estate practice for the Southwestern United States. Mr. Churchey is a certified public accountant. Mr. Churchey is a director of Innkeepers USA Trust, a hotel real estate investment trust, and serves as chairman of its audit committee. Immediately after the consummation of this offering, Mr. Churchey will serve as one of our independent directors, chair of our audit committee and as a member of our compensation committee.

      Michael M. Knetter joined the University of Wisconsin-Madison School of Business as its dean in July 2002. From June 1997 to July 2002, Dean Knetter was associate dean of the MBA program and professor of international economics in the Amos Tuck School of Business at Dartmouth College. Dean Knetter has served as a senior staff economist for the President’s Council of Economic Advisors for former presidents George H.W. Bush and William Jefferson Clinton and has been a consultant to the International Monetary Fund. Dean Knetter is a research associate for the National Bureau of Economic Research and a Trustee of Lehman Brothers/ First Trust Income Opportunity Fund and the Lehman Brothers Liquid Assets Trust. Immediately after consummation of this offering, Dean Knetter will serve as one of our independent directors and as a member of our audit committee and nominating and corporate governance committee.

      Alissa N. Nolan is a long time entertainment/attractions industry analyst and development consultant. Since January 2001, she has served as director of strategic planning and development to The Tussauds Group, a visitor attractions company. Prior to joining Tussauds, Ms. Nolan was a director and principal with Economics Research Associates, a specialist advisor to global attractions and leisure developers and leisure investors. Immediately after consummation of this offering, Ms. Nolan will serve as one of our independent directors and as a member of our compensation committee and our nominating and corporate governance committee.

      Howard Silver is the president and chief operating officer of Equity Inns, Inc., a self-advised and self-administered real estate investment trust, having served in these capacities since June 1998. Mr. Silver joined Equity Inns in May 1994 and has served in various capacities including: executive vice president of finance, secretary, treasurer and chief financial officer. Mr. Silver has been a certified public accountant since 1980. Mr. Silver is a director of Capital Lease Funding, Inc., a public triple net lease real estate investment trust, and serves on its audit committee. Mr. Silver is also on the board of managers of GHII, LLC., a national hotel furniture and equipment provider. Immediately after the consummation of this offering, Mr. Silver will serve as one of our independent directors and as chair of our compensation committee and as a member of our audit committee.

      Marc B. Vaccaro has served as a director since we commenced operations in May 2004. Mr. Vaccaro co-founded our predecessor companies and from 1992 to April 2004, served as the Co-Chairman of Great Lakes and its predecessor companies. Mr. Vaccaro has over 16 years of experience in a wide array of commercial property acquisitions, developments and redevelopments, including hotel, shopping center, office and land projects. Mr. Vaccaro holds a Bachelors of Art degree in Economics from the University of Wisconsin. Mr. Vaccaro sits on several foundation boards, including the Menasha Corporations Foundation and the Theda Clark Smith Foundation.

      James A. Calder has served as our Chief Financial Officer since we commenced operations in May 2004. From September 1997 to April 2004, Mr. Calder served in a number of management positions with Interstate Hotels & Resorts and its predecessor company, serving most recently as chief financial officer. Additionally, from October 2001 to November 2002, Mr. Calder served as chief accounting officer of MeriStar Hospitality Corporation. From May 1995 to September 1997, Mr. Calder served as senior vice president and corporate controller of ICF Kaiser International, Inc., a consulting and engineering company. Prior to that time, from 1984 to May 1995, Mr. Calder worked for Deloitte & Touche LLP in various capacities, serving most recently as senior manager for the real estate industry. Mr. Calder holds a Bachelor of Science degree in Accounting from The Pennsylvania State University. Mr. Calder is a certified public accountant and is president and treasurer of the Thomas W. Hetrick Memorial Scholarship Fund, a private, non-profit organization.

      Eric S. Lund has served as our Executive Vice President of Sales and Marketing since we commenced operations in May 2004. From December 1996 to April 2004, Mr. Lund served as Senior Vice President of Sales and Marketing of Great Lakes and its predecessor companies, where he was involved with brand development, sales and marketing. From January 1995 to November 1996, Mr. Lund held the position of regional marketing director for HFS, Inc. (now a part of Cendant, Inc.), then the world’s largest hotel franchisor, where he directed the marketing efforts for 125 hotel properties in 22 states. Mr. Lund has over 17 years of sales and marketing experience in the hospitality industry and holds a Bachelor of Science degree in Public Policy and Administration from the University of Wisconsin-Whitewater.

      Hernan R. Martinez has served as our Executive Vice President of Development since we commenced operations in May 2004. During April 2004, Mr. Martinez served as Executive Vice President of Development of Great Lakes. From September 2002 to April 2004, Mr. Martinez was principal for Urbana Partners, a real estate advisory and development company serving international, private and institutional investors. From June 2000 to August 2002, Mr. Martinez served as chief operating officer for American Skiing Company Resort Properties and Executive Vice President of its parent American Skiing Company.

      Kimberly K. Schaefer has served as our Chief Brand Officer since we commenced operations in May 2004. From May 1997 to April 2004, Ms. Schaefer served as Senior Vice President of Operations of Great Lakes and its predecessor companies. At Great Lakes, Ms. Schaefer was involved in site selection and brand development and oversaw all resort operations. Ms. Schaefer has over 15 years of hospitality experience and holds a Bachelor of Science degree in Accounting from Edgewood College in Madison, Wisconsin. Ms. Schaefer is also involved with charitable work and sits on the advisory board for Edgewood College Business School.

      J. Michael Schroeder has served as our General Counsel and Corporate Secretary since we commenced operations in May 2004. From November 1999 to April 2004, Mr. Schroeder served in several senior management positions for Great Lakes, most recently as Senior Vice President and General Counsel. From September 1993 to November 1999, Mr. Schroeder was associated with several law firms in New York, New York and Greenwich, Connecticut where he specialized in real estate, real estate finance and corporate law, with a focus on the hospitality industry. Mr. Schroeder holds a Juris Doctor degree from Duke University School of Law and a Bachelor of Science degree in Finance from the University of Colorado.

Board Committees

      Our board of directors will appoint an audit committee, compensation committee and nominating and corporate governance committee immediately after consummation of this offering. Under our Corporate Governance Guidelines, the composition of each committee must comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time. Immediately after consummation of this offering, each of these committees will have at least three directors and will be composed exclusively of independent directors. Our Corporate Governance Guidelines define “independent director” by reference to the rules, regulations and listing qualifications of the NYSE, which generally deem a director to be independent if the director has no relationship to us that may interfere with the exercise of his or her independence from management. Each committee of our board of directors will adopt a written charter approved by our board of directors. Upon approval by the board of directors, copies of each charter will be posted on our web site at www.greatwolfresorts.com. The inclusion of our web site address in this prospectus does not incorporate by reference the information on our web site into this prospectus.

      Audit Committee. The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditors, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that federal securities laws require be included in our annual proxy statement. Mr. Churchey will be designated as chair and Messrs. Silver and Knetter will be appointed as members of our audit committee immediately after consummation of this offering. Mr. Churchey will also be designated as an “audit committee financial expert.”

      Compensation Committee. The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our board of directors regarding our compensation and incentive stock plans and produce an annual report on executive compensation for inclusion in our proxy statement. Mr. Silver will be designated as chair and Ms. Nolan and Mr. Churchey will be appointed as members of our compensation committee immediately after consummation of this offering.

      Nominating and Corporate Governance Committee. The nominating and corporate governance committee will develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors and recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. Mr. Blutinger will be designated as chair and Mr. Knetter and Ms. Nolan will be appointed as members of our nominating and corporate governance committee immediately after consummation of this offering.

      Our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Corporate Governance Profile

      In addition to the independent directors serving on our board committees, we have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. The corporate governance initiatives that we have enacted include the following:

•	Our board of directors is not staggered, with all of our directors subject to annual re-election;

•	Of the nine directors who will serve on our board immediately after the completion of this offering, five have been determined by us to be independent for purposes of the NYSE’s listing standards;

•	We do not have a shareholder rights plan; and

•	Our independent directors will meet regularly without the presence of any inside directors or our senior management.

Compensation of Directors

      Immediately after consummation of this offering, each of our directors who is not an employee of our company or any of our subsidiaries will receive an annual fee of $40,000 for services as a director. Non-employee directors will receive $1,000 for each board or committee meeting attended in person and $500 for each meeting of the board or a committee attended telephonically, other than committee meetings that occur on the same day as board meetings. The chair of the audit committee will receive an additional annual fee of $10,000, and the chair of each other committee will receive an additional annual fee of $5,000. Employees of our company or our subsidiaries will not receive compensation for their services as directors.

      We intend to make grants of stock options to independent directors upon and after the consummation of this offering under our 2004 Incentive Stock Plan. On the date of the closing of this offering, each proposed independent director will receive options to purchase 7,500 shares of our common stock at an exercise price equal to the initial public offering price. We anticipate that the compensation committee when administering the 2004 Incentive Stock Plan will provide that: (1) each independent director who is initially elected to our board of directors after this offering will receive options to purchase 7,500 shares of our common stock on the date of such initial election and (2) independent directors will receive options to purchase 5,000 shares of our common stock on the date of each annual meeting of stockholders at which the independent director is reelected to our board of directors. The exercise price will be equal to 100% of the fair market value of our common stock on the date of grant. The options granted to independent directors will be exercisable in three equal annual installments beginning on the first anniversary of the date of the grant of the option, subject to accelerated vesting as described below.

Executive Officer Compensation

      The following table sets forth the annual base salary and other compensation expected to be paid in 2004 to our Chief Executive Officer and our four other most highly compensated executive officers, whom we refer to as our named executive officers. Because we were only recently organized and several members of our management group joined us recently, historical compensation information for our named executive officers is not meaningful. We intend to enter into employment agreements with certain of our executive officers. These employment agreements will become effective upon the consummation of this offering. Under the terms of their respective employment agreements, each of these executive officers will be eligible to receive annual performance-based bonuses as more fully described in “— Employment Agreements.” Pursuant to their respective employment agreements and our 2004 Incentive Stock Plan, Messrs. Emery, Stark, Martinez, Calder and Schroeder will receive options to purchase 350,000, 200,000, 150,000, 100,000 and 75,000 shares of our common stock, respectively, set forth under “Securities Underlying Options” upon consummation of this offering. Pursuant to their current employment arrangements, Messrs. Emery and Calder will receive $2,000,000 and $200,000, respectively, in the form of lump sum cash payments upon consummation of this offering. Messrs. Emery and Calder will use the after-tax proceeds from these payments to purchase shares of our common stock in this offering at the initial public offering price. Pursuant to his current employment arrangement, Mr. Schroeder will receive $75,000 in the form of a lump-sum cash payment upon the consummation of this offering.

Summary Compensation Table

		Annual Compensation	Long-Term Compensation

			Securities Underlying
Name and Principal Position	Year	Base Salary($)	Options(#)

John Emery
Chief Executive Officer	2004	400,000	350,000
Craig A. Stark
President	2004	300,000	200,000
Hernan R. Martinez
Executive Vice President of Development	2004	320,000	150,000
James A. Calder
Chief Financial Officer	2004	250,000	100,000
J. Michael Schroeder
General Counsel and Corporate Secretary	2004	250,000	75,000

401(k) Plan

      We intend to maintain a retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, to cover our eligible employees. The plan will allow eligible employees to defer, within prescribed limits, up to 20% of their compensation on a pre-tax basis through contributions to the plan. We intend to match each eligible participant’s contributions, within prescribed limits, with an amount equal to 50% of such participant’s initial 4% tax-deferred contributions. In addition, we intend to reserve the right to make additional discretionary contributions on behalf of eligible participants. Our employees will be eligible to participate in the plan if they meet certain requirements, including a minimum period of credited service. Any matching and discretionary company contributions may be subject to certain vesting requirements.

2004 Incentive Stock Plan

      Our board of directors has adopted our 2004 Incentive Stock Plan, pursuant to which we may grant stock options, restricted stock, stock appreciation rights and other incentive awards to employees and directors of our company. Only company employees are eligible to receive incentive stock options under the plan. We have reserved a total of 3,274,215 shares of our common stock for issuance pursuant to the plan, subject to certain adjustments as set forth in the plan. Of this amount, options to purchase 1,712,500 shares will be issued upon consummation of this offering.

      Effective as of the consummation of this offering, our board of directors intends to delegate general administrative authority of the 2004 Incentive Stock Plan to its compensation committee. The plan provides that the compensation committee has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the exercise or purchase price, expiration date, vesting schedule and terms of exercise. The plan provides that the maximum number of shares that may be subject to awards granted any individual in any calendar year will not exceed 350,000. Similarly, the maximum number of shares that may be subject to stock appreciation rights granted to any individual in any calendar year may not exceed 350,000. In addition, the 2004 Incentive Stock Plan provides a $5,000,000 limit on stock grants and stock unit grants to any individual in any calendar year, and restricts the number of nonforfeitable shares issuable pursuant to stock grants to 750,000.

      The exercise price of nonqualified stock options and incentive stock options granted under the plan must be at least 100% of the fair market value of our common stock on the date of grant. Options intended to qualify as performance-based compensation under Section 162(m) of the Code must have an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant (considering certain attribution rules) must have an exercise price that is at least 110% of our outstanding common stock on the grant date. Incentive stock options granted under the 2004 Incentive Stock Plan will expire no later than ten years after the date of grant, or five years after the date of grant with respect to optionees who own more than 10% of our outstanding common stock on the grant date. The purchase price, if any, of other awards will be determined by the compensation committee.

      In the event of certain changes in our corporate structure or capitalization, the plan administrator may make appropriate adjustments to:

•	the maximum number, kind and class of shares issuable under the plan;

•	the number and class of shares subject to outstanding awards; and

•	the grant or exercise price of each outstanding award.

      In addition, in the event of a change in control (as defined in the plan), all conditions (other than payment conditions) to the exercise of outstanding options and stock appreciation rights and all outstanding issuance and forfeiture conditions (other than payments conditions) on stock grants and stock unit grants shall be deemed 100% satisfied. The board of directors will have the right, to the extent expressly required as part of such transaction, to cancel options and other awards after providing the award holder a reasonable period of time to exercise his or her options and stock appreciation rights and to take such other actions as necessary to receive the stock subject to the stock grants and the cash payable under any stock unit grants.

      The board of directors may at any time amend or revise the terms of the 2004 Incentive Stock Plan; provided, however, that without the approval of our stockholders, no amendment may effect any change that would require stockholder approval under applicable law or the rules of the stock exchange on which the stock is listed, and no amendment may be made on or after a change of control which might adversely affect any rights which would otherwise vest on the related change effective date (as defined in the plan). In addition, any alteration or impairment of any outstanding award requires consent of the affected holder absent certain corporate events. No grants under the plan may be made after the earlier of the expiration of ten years from the date that it is adopted by our stockholders (in which case the plan otherwise continues until all outstanding options and stock appreciation rights have been exercised in full or are no longer exercisable and all stock issued under any stock grants have been forfeited or have become non-forfeitable, and all stock unit grants have been forfeited or paid) or the date on which all of the stock reserved under the plan has been issued or is no longer available for use under the plan.

      We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under the 2004 Incentive Stock Plan.

Deferred Compensation Plan

      Effective upon consummation of this offering, our board of directors has adopted our Deferred Compensation Plan. Under this non-qualified plan, our senior executives and other highly compensated employees may elect to defer the receipt and taxation of up to 100% of their annual base salary and/or their bonus. We will credit a participant’s deferred compensation to a deferral bookkeeping account and also may credit participants’ accounts with matching and/or profit-sharing contributions in additional amounts that we determine provided the participant is an eligible employee on the last day of the year. Until changed by our chief executive officer, the matching contribution will not exceed 100% of a participant’s deferred compensation up to 4% of a participant’s aggregate compensation. We will select investment funds for purposes of determining the rate of return to be credited on amounts deferred under the plan. Participants will select from these investment funds for purposes of determining the rate of return to be credited on all their deferral accounts. Participants will be at all times fully vested in any amount they defer, and will become vested in any additional amounts that we credit to their deferral account equally over five years. No participant or beneficiary has any right under the plan to any of our assets which is greater than the right of a general and unsecured creditor of ours.

Employment Agreements

      We will enter into employment agreements, effective upon consummation of this offering, with Messrs. Emery, Stark, Martinez, Calder, Schroeder and Lund and Ms. Schaefer. The employment agreements will provide for Mr. Emery to serve as our Chief Executive Officer, Mr. Stark to serve as our President, Mr. Martinez to serve as our Executive Vice President of Development, Mr. Calder to serve as our Chief Financial Officer, Mr. Schroeder to serve as our General Counsel and Corporate Secretary, Mr. Lund to serve as our Executive Vice President of Sales and Marketing and Ms. Schaefer to serve as our Chief Brand Officer.

      Each employment agreement will have a term of three years and provide for automatic one-year extensions thereafter, unless either party provides at least 120 days notice of non-renewal.

      The employment agreements will provide for:

•	an annual base salary of $400,000 for Mr. Emery, $300,000 for Mr. Stark, $320,000 for Mr. Martinez, $250,000 for each of Messrs. Calder and Schroeder, and $225,000 for each of Mr. Lund and Ms. Schaefer;

•	eligibility for annual bonuses to be determined by our compensation committee;

•	eligibility for grants of options to purchase our common stock as determined by our compensation committee; and

•	participation in employee benefit plans, programs and policies applicable generally to our senior executives.

      The employment agreements will provide that, if an executive’s employment is terminated by us without “cause” or by the executive for “good reason” (each as defined in the applicable employment agreement), including non-renewal of the employment agreement by us upon the end of its term, the executive will be entitled to the following severance payments and benefits, subject to his or her execution and non-revocation of a general release of claims:

•	a lump sum severance amount equal to the sum of that executive’s then-current annual base salary and most recent annual bonus paid for each of Messrs. Martinez, Calder, Schroeder and Lund and Ms. Schaefer, and two times such amount for each of Messrs. Emery and Stark;

•	acceleration of vesting of all outstanding options to purchase our common stock; and

•	a lump sum payment in an amount designed to roughly equal the pre-tax cost of health, life insurance and accidental death and dismemberment benefits in effect immediately prior to the termination of the executive’s employment for a period of time following the termination of executive’s employment.

      Under the employment agreements, we will agree to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Code. However, if a reduction in the payments and benefits of $25,000 or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment.

      Each employment agreement will provide that, if the executive’s employment is terminated by us without cause or by the executive for good reason within 180 days prior to, or eighteen months following, a change in control, then the executive will receive the above benefits and payments as though the executive’s employment was terminated without cause or for good reason. However, the lump-sum cash severance payment will be equal to three times (in the case of each of Messrs. Emery and Stark) or two times (in the case of each of Messrs. Martinez, Calder, Schroeder and Lund and Ms. Schaefer) the sum of the executive’s then-current annual base salary and the most recent annual bonus paid to the executive.

      Each employment agreement will also provide that the executive or his or her estate will be entitled to certain severance benefits in the event of his or her death or disability.

      The employment agreements will also contain non-compete and standard confidentiality and non-solicitation provisions that apply during the term of the employment agreements and for a one-year period thereafter.

Noncompetition Agreements

      We will enter into noncompetition agreements with each of Messrs. Neviaser and Vaccaro, each of whom is a member of our board of directors. The noncompetition agreements will provide that each of Messrs. Neviaser and Vaccaro will not, during their terms as directors of the company or an officer of the company, as applicable, or for the one-year period following their removal from the board of directors or such office or in the event Messrs. Neviaser or Vaccaro are not re-elected to the board of directors, compete with us. These agreements will also contain standard confidentiality and non-solicitation provisions. In exchange for these agreements, we will agree to accelerate the vesting of these individuals’ stock options if the individual is removed from or is not re-elected to our board of directors or is removed from his respective office.

Indemnification of Directors and Executive Officers and Limitation of Liability

      As allowed by the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation that provide that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director to the fullest extent that the act permits the limitation or elimination of the liability of directors.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers or directors pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by us of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      We have entered into indemnification agreements with each of our current directors and each of the proposed directors to give such directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director in connection with the investigation, defense, settlement or appeal of any action or investigation. In addition, we maintain liability insurance for our directors and officers as required by their indemnification agreements.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers who are members of our board of directors participate in the approval of matters relating to their compensation, and none of them serve as members of the compensation committee. None of our executive officers currently serve on the compensation committee or board of directors of any other company of which any member or proposed member of our compensation committee is an executive officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

      Since 1999, directors and officers of Great Lakes have personally guaranteed certain loans made in connection with our resorts. In connection with the formation transactions and the application of the net proceeds from this offering to repay the underlying debt, as described under “Use of Proceeds,” these individuals will be relieved from approximately $169.8 million of guarantees.

      Pursuant to transition services agreements, we will provide certain services to Great Lakes Hospitality Partners, LLC and Great Lakes Housing Partners, LLC (the entities that will succeed to Great Lakes’ non-resort development and management business), and these entities will provide certain services to us, for a period not to exceed two years from the date of completion of the formation transactions. These services may include administrative services, corporate services, accounting services, financing services, legal services, tax services information technology services, human resources services, payroll services and operational services. The fees for these services will generally be equal to the cost of such services had the services been provided by an unaffiliated third party.

      Certain of the existing shareholders of Great Lakes will enter into agreements with us pursuant to which they will make certain representations and warranties to us relating to the formation transactions and the status of the properties operated by the resort-owning entities. Pursuant to these agreements, these shareholders will also agree to indemnify us for a period of one year if those representations and warranties are not accurate. These representations and warranties relate, among other things, to the following matters concerning Great Lakes:

•	current capital structure;

•	compliance with laws and possession of required authorizations;

•	possession of all required consents and approvals;

•	no breach of organizational documents or material agreements;

•	no material tax dispute or claim;

•	no payment of brokers’ or finders’ fees;

•	no bankruptcy events;

•	material legal proceedings;

•	reasonable insurance coverage for properties;

•	liens and options and rights with respect to underlying properties;

•	no labor disputes or unfair labor practices;

•	no material environmental liabilities;

•	no material defect in the condition of the properties;

•	accuracy of financial statements;

•	no material undisclosed liabilities, contracts or liabilities;

•	no damage or loss to its underlying properties in excess of $1 million; and

•	ownership of intellectual property rights.

These shareholders may fulfill any obligations under the agreements through the delivery of shares of our common stock that they own, valued at the time of delivery. With respect to each shareholder, the aggregate amount of any indemnification obligations under these agreements will not exceed 35% of the value of the number of shares of our common stock received by that shareholder in the formation transactions based upon the mid-point range shown on the cover of this prospectus, the maximum amount of the indemnification obligations under these agreements will equal approximately $46.3 million in the aggregate.

Registration Rights

      We have granted to the participants in the formation transactions registration rights with respect to all shares of common stock owned by them. We have agreed to file a registration statement with the SEC with respect to sales of shares of common stock that constitute restricted shares by such persons within 60 days following the consummation of the formation transactions, and use our commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as possible. We will be obligated to maintain the effectiveness of such registration statement until the earlier of (1) such time as all of the shares registered pursuant to such registration statement have been disposed of pursuant to such registration statement or (2) two years following the consummation of the formation transactions. The existence of such an agreement by us may adversely affect the terms upon which we can obtain additional equity financing in the future. We will bear expenses incident to the registration requirements under these registration rights, except that such expenses will not include any underwriting discounts or commissions or transfer taxes. Regardless of when such registration statement becomes effective, each participant in the formation transactions will be subject to a lock-up period expiring 180 days after this offering pursuant to our bylaws and will not be able to sell any shares received in the formation transactions until the end of such lock-up period, unless such stockholder obtains our consent. We have agreed not to waive these lock-up provisions without the written consent of the underwriters.

Indemnification of Officers and Directors

      We have entered into an indemnification agreement with each of our executive officers, directors and proposed directors as described in “Management—Indemnification Agreements.”

Transactions with Executive Officers and Directors

      Great Lakes has regularly used an aircraft owned by LVNCS, LLC, an entity owned by Messrs. Lund, Vaccaro, Neviaser and two of our other employees. During 2003, Great Lakes paid an aggregate of $149,077 for the lease of the aircraft for company business. These payments represented approximately 67% of the entity’s revenue for 2003. The entity that owns the aircraft also has one employee for whom Great Lakes provided payroll and benefit services during 2003, the costs of which were reimbursed by the entity. We believe that the costs Great Lakes incurred for use of this aircraft were substantially less than the costs that it would have incurred for the use of a similar aircraft owned by an independent third party. We intend to continue to use this aircraft in the future.

PRINCIPAL STOCKHOLDERS

      The following table sets forth the beneficial ownership of shares of our common stock immediately following the consummation of this offering and the formation transactions for:

•	each stockholder who is expected by us to be a beneficial owner of 5% or more of our outstanding common stock immediately following the consummation of this offering;

•	each of our directors and proposed directors;

•	our Chief Executive Officer, each of our four named executive officers and our other vice-presidents; and

•	all of our directors, proposed directors and executive officers as a group.

      Unless otherwise indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person. Beneficial ownership is determined in accordance with the rules of the SEC. There are no options outstanding that are exercisable within 60 days of August 12, 2004. This table assumes that the formation transactions and this offering are completed. Unless otherwise indicated in the footnotes, the address of each named person is c/o Great Wolf Resorts, Inc., 122 West Washington Avenue, 10th Floor, Madison, Wisconsin 53703.

	Shares Beneficially Owned

Name of Beneficial Owner	Number	Percentage

Bruce D. Neviaser(1)	1,844,950	6.8%
John Emery(2)	608,071	2.2
Craig A. Stark	1,681,759	6.2
Elan Blutinger(3)(4)	—	—
Randy Churchey(3)(5)	—	—
Michael M. Knetter(3)(6)	—	—
Alissa N. Nolan(3)(7)	—	—
Howard Silver(3)(8)	—	—
Marc B. Vaccaro(9)	1,650,327	6.0
James A. Calder(10)	16,878	*
Eric S. Lund(11)	838,573	3.1
Hernan R. Martinez	4,378	*
Kimberly K. Schaefer(12)	821,449	3.0
J. Michael Schroeder	90,363	*
All directors, proposed directors and executive officers as a group (14 persons)	7,556,748	27.7

*	Less than one percent of the outstanding shares of common stock.

(1)	Includes (a) 68,766 held by the estate of Mr. Neviaser’s father, of which Mr. Neviaser is a co-executor and shares voting and investment power over the shares, and (b) 125,697 shares held by Neviaser Enterprises, LLC., of which Mr. Neviaser is the managing member and possesses sole voting and investment power over the shares.
(2)	Includes 125,000 shares purchased with the net proceeds of bonus payments to be received upon completion of this offering, based on an assumed offering price of $16 per share.
(3)	Indicates proposed director.
(4)	The address for Mr. Blutinger is c/o Alpine Consolidated, LLC, 2927 44th St., NW, Washington, D.C. 20016.

(5)	The address for Mr. Churchey is 2458 Dove Grove Cove, Germantown, Tennessee, 38139.
(6)	The address for Mr. Knetter is 5110 Grainger Hall, 975 University Avenue, Madison, Wisconsin 53706-1323.
(7)	The address for Ms. Nolan is c/o Chessington World of Adventures, Leatherhead Road, Chessington, Surrey, KT9 2NE United Kingdom.
(8)	The address for Mr. Silver is 7700 Wolf River Boulevard, Germantown, Tennessee, 38138.
(9)	Includes 19,904 shares held by MV LLC. Mr. Vaccaro is the managing member of MV LLC and possesses sole voting and investment power over these shares.
(10)	Reflects 12,500 shares purchased with the net proceeds of bonus payments to be received upon completion of this offering, based on an assumed offering price of $16 per share.
(11)	Includes 9,550 shares held jointly with Mr. Lund’s spouse.
(12)	Includes 33,006 shares held jointly with Ms. Schaefer’s spouse.

DESCRIPTION OF SECURITIES

      The following summary of the terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About Us.” References to our certificate of incorporation and our bylaws are to our amended and restated certificate of incorporation and our amended and restated bylaws, respectively, each of which will become effective upon completion of this offering.

General

      Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, we have 100 shares of our common stock outstanding, which are held by one stockholder of record. The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

      Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation. There is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      Our certificate of incorporation empowers our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that we may issue in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Although there are no shares of preferred stock currently outstanding and we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws

Our Board of Directors

      Our bylaws provide that the number of directors of our company may be established by our board of directors and may not be fewer than three. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

      Pursuant to our bylaws, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

      Our bylaws provide that a director may be removed with or without cause and only by the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

Amendment to Our Certificate of Incorporation and Bylaws

      Our certificate of incorporation may be amended by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

      Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures in the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Lock-Up Provisions

      Pursuant to our bylaws, shares of our common stock issued prior to the closing of this offering will be restricted from transfer, subject to certain limited exceptions, for 180 days following the closing of this offering.

Indemnification and Limitation of Directors’ and Officers’ Liability

      As allowed by the DGCL our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director’s liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including such actions involving gross negligence. However, our directors will be personally liable to us and our stockholders for monetary damages if they violated their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. Our certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL without further action by the stockholders. These provisions of our certificate of incorporation will limit the remedies available to a stockholder in the event of breaches of a director’s duties to such stockholder or us.

      Our bylaws provide for indemnification of and the payment of expenses in advance to directors and officers to the fullest extent permitted by applicable law.

      We have obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities. We have also entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance.

      Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

      We have entered into indemnification agreements with each of our current officers and directors, and will enter into similar agreements with each of the proposed directors, to give such officers and directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation.

Business Combinations

      We are subject to the “business combinations” provisions of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the board of directors approved the transaction before the “interested stockholder” obtained such status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” “the interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and are also officers and (2) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•	on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

      Provisions of our certificate of incorporation and bylaws providing that only the board of directors, the chairman of the board of directors, the chief executive officer, the president or the holders of 35% or more of our common stock may call special meetings of stockholders, and prohibiting stockholder action by written consent, may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. In addition, our certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in our management.

Listing

      We intend to apply for listing of our common stock on the NYSE under the trading symbol “GWX.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock and preferred stock is EquiServe.

SHARES ELIGIBLE FOR FUTURE SALE

General

      Prior to this offering, there has been no market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon completion of this offering, we expect to have outstanding 27,285,128 shares of our common stock (29,272,628 shares if the underwriters’ over-allotment option is exercised in full). We will have reserved 3,274,215 shares of common stock for issuance upon exercise of options granted or to be granted under our 2004 Incentive Stock Plan, of which options to purchase 1,712,500 shares will be outstanding. The grant of options to purchase shares of common stock under our 2004 Incentive Stock Plan is conditional on our having available a sufficient number of shares of capital stock authorized for issuance.

      Of these shares, all of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining 14,035,128 shares will be “restricted shares” under the Securities Act, as defined in Rule 144.

Rule 144

      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately 272,851 shares immediately after this offering (292,726 shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a holder of “restricted securities” who is not an affiliate of us and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

Lock-Up Agreements and Bylaw Provisions

      Certain of our officers and directors (including our proposed directors) and certain stockholders holding an aggregate of approximately                     shares of our common stock have entered into lock-up agreements in connection with this offering. These lockup agreements generally provide that these persons will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock owned by them or publicly disclose the intention to make any offer, sale, pledge or disposition of such shares for a period of 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc., other than gifts and pledges of shares where the donee or pledgee, as the case may be, agree in writing to be bound by the terms of the lock-up agreements. Citigroup Global Markets Inc. has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. These lock-up agreements are in addition to the lock-up provisions contained in our bylaws, which restrict from transfer the shares of our common stock issued prior to the closing of this offering, subject to certain limited exceptions, for a period of 180 days following the closing of this offering. These lock-up agreements do not restrict the transfer of shares of our common stock that may be purchased in the open market following the date of this prospectus by such officers, directors and stockholders.

Registration Rights Agreement

      Unless a person chooses not to enter into the registration rights agreement that will be executed as part of the formation transactions, then after expiration of the 180-day period any of these persons will be able to sell shares pursuant to a registration statement that we are obligated to use our commercially reasonable efforts to have declared effective as soon as possible.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as the sole book-running manager of this offering and, together with                    , are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of shares

Citigroup Global Markets Inc.

Total	13,250,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $          per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $          per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,987,500 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      For a period of 180 days after the date of this prospectus, we, our officers and directors (including our proposed directors) and certain of our other stockholders have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement (except a registration statement on Form S-8 relating to our benefits plans described in this prospectus and a registration statement relating to the registration rights agreement we will enter into in connection with the formation transactions) under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets Inc., other than grants of restricted stock to employees or directors pursuant to the terms of a benefit plan in effect as of the date of this prospectus and gifts and pledges of shares where the donee or pledgees, as the case may be, agree in writing to be bound by the terms of such agreement. In addition, pursuant to our bylaws, shares of our common stock issued prior to the closing of this offering will be restricted from transfer subject to certain limited exceptions, for a period of 180 days following the closing of this offering.

      At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom;

•	in order to comply with the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), the shares included in this offering shall only be offered in The Netherlands, as part of their initial distribution or by way of reoffering, to individuals or legal entities who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that it must be made clear both upon making the offer and in any documents or advertisements in which a forthcoming offering of such shares is publicly announced (whether electronically or otherwise) that such offer is exclusively made to such Professional Investors;

•	the shares included in the offering may not be offered, sold or distributed in Spain except in accordance with the requirements of Law 24/1988, of 28 July, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and Royal Decree 291/1992, of 27 March, on Issues and Public Offerings of Securities (Real Decreto 291/1992, de 27 de marzo, sobre Emisiones y Ofertas Públicas de Venta de Valores), as amended and restated, and the decrees and regulations made thereunder. Accordingly, the shares included in this offering may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Spanish securities laws and regulations or without complying with all legal and regulatory requirements in relation thereto;

•	this prospectus has not been verified or registered with the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores), and therefore it is not intended for any public offer of the shares in Spain;

•	this prospectus has not been submitted to the registration procedures of the French Autorité des Marchés Financiers and, accordingly, the shares included in this offering may not be offered or sold to the public in France. Offers and sales of the shares included in this offering in France may be made only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the French Code monétaire et financier and decree no. 98-880 dated 1 October 1998. This prospectus or any other offering materials relating to the shares included in the offering may not be distributed in France to any person other than a qualified investor as defined therein;

•	no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “German Act”) of the Federal Republic of Germany has been or will be published with respect to the shares included in the offering. Each underwriter will comply with the German Act and all other applicable legal and regulatory requirements. In particular, each of the underwriters has not engaged and will not engage in a public offering (öffentliches Angebot) within the meaning of the German Act with respect to any of the shares include in the offering otherwise than in accordance with the German Act;

•	this prospectus may only be used by those persons to whom it has been handed out in connection with the offer described herein. The shares included in the offering are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor a prospectus in accordance with the respective Swiss legislation. Accordingly, this prospectus may not be used in connection with any other offer and shall in particular not be distributed to the public in Switzerland;

•	(1) it has not offered or sold and will not offer or sell our common stock in Hong Kong SAR by means of this prospectus or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong SAR and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus, any other offering material or any advertisement, invitation or document relating to the common stock, otherwise than with respect to common stock intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law;

•	this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA; and

•	they have undertaken that they will comply with all applicable securities laws and regulations in each jurisdiction in which they purchase, offer, sell or deliver the shares of common stock offered hereby or possess or distribute this prospectus or any other offering material and will obtain any consent, approval or permission which is required by them for the purchase, offer or sale by them of shares of common stock under the laws and regulations in force in any jurisdiction to which they are subject or in which they make such purchases, offers or sales in all cases at their own expense.

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between the representatives and us. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

      We intend to apply to have our common stock listed on the NYSE under the symbol “GWX.” The underwriters have undertaken to sell shares of common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the NYSE distribution requirements for trading.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by us

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.

      We estimate that our total expenses for this offering and the formation transactions will be $19.8 million.

      Certain of the underwriters have performed investment and commercial banking services and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain legal matters in connection with this offering will be passed upon for us by King & Spalding LLP and for the underwriters by Hunton & Williams LLP.

EXPERTS

      The combined financial statements of Great Lakes Predecessor as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 and the balance sheet of Great Wolf Resorts, Inc. as of June 30, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The Dells/ Sandusky Historical balance sheet data as of December 31, 2002 and 2003 and the Dells/ Sandusky Historical financial information as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 included in this prospectus have been audited by Rubin, Brown, Gornstein & Co. LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, will also available to you on the SEC’s web site, www.sec.gov.

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and other periodic reports and proxy statements and will make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

GREAT WOLF RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 2004 has been prepared to give pro forma effect to the initial public offering of common stock of Great Wolf Resorts, Inc. (the “Offering”) and the related formation transactions (the “Formation Transactions”) as if they had occurred on March 31, 2004. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 have been prepared to give pro forma effect to this offering and the formation transactions as if they had occurred on January 1, 2003. All material adjustments necessary to reflect this offering and formation transactions are presented in the pro forma adjustments columns, which are further described in the notes below. The unaudited pro forma condensed consolidated financial statements assume (1) this offering and formation transactions are accounted for as a purchase of the resort-owning entities by The Great Lakes Companies, Inc. using the purchase method of accounting and (2) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

      The pro forma condensed consolidated financial statements assume all of the following occurred on March 31, 2004, in the case of the pro forma consolidated balance sheet, and as of January 1, 2003, in the case of the pro forma consolidated statements of operations:

•	Initial public offering of 13,250,000 shares of common stock at $16.00 per share, with net proceeds of $192.2 million;

•	Acquisition of all of the interests in the entities that own the Wisconsin Dells, Sandusky, Traverse City, Kansas City, Sheboygan, Williamsburg and Pocono Mountains resorts;

•	The spin-off of the non-resort hotel and multifamily housing development and management business;

•	Repayment of an aggregate of $77.2 million of mortgage indebtedness on two resorts;

•	Refinancing of approximately $92.5 million of mortgage indebtedness on three resorts; and

•	Establishment of a new $75.0 million secured revolving credit facility, none of which will be outstanding at closing.

      The pro forma condensed consolidated financial statements should be read in conjunction with the historical combined financial statements of the Great Lakes Predecessor and Dells/ Sandusky and related notes appearing elsewhere in this prospectus.

      The pro forma condensed consolidated financial statements are for informational purposes only and should not be considered indicative of actual results that would have been achieved had this offering and the formation transactions actually been consummated on such date and do not purport to indicate results of operations as of any future date or for any future period.

GREAT WOLF RESORTS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

MARCH 31, 2004
(Dollars in thousands)

	Predecessor	Dells/Sandusky		Transaction
	Historical	Historical	Spin-Off	Adjustments		Pro Forma

	(A)	(B)	(C)
ASSETS
Current assets:
Cash and cash equivalents	$6,836	$5,971	$(948)	$192,160	(D)	$22,823
				(97,637	)(E)
				(77,244	)(F)
				(2,275	)(G)
				(4,040	)(H)
Other current assets	2,903	1,680	(967)	(139	)(I)	3,477
Assets held for sale	15,484	—	(15,484)	—		—

Total current assets	25,223	7,651	(17,399)	10,825		26,300

Property and equipment, net	134,756	55,833	568	14,584	(E)	205,741
Equity escrow and other assets	35,953	2,181	(1,338)	4,040	(H)	34,748
				(862	)(E)
				(5,226	)(J)
Goodwill	1,410	24,457	(1,410)	175,364	(E)	199,821

Total assets	$197,342	$90,122	$(19,579)	$198,725		$466,610

LIABILITIES, MINORITY INTERESTS AND EQUITY
Current liabilities:
Current portion of long-term debt	$5,890	$1,997	$(5,890)	$(1,997	)(F)	$—
Accounts payable and accrued expenses	12,683	7,906	(4,473)	(139	)(I)	15,977
Long-term debt secured by assets held for sale	14,131	—	(14,131)	—		—

Total current liabilities	32,704	9,903	(24,494)	(2,136)		15,977
Long-term debt	101,642	75,247	(3,441)	(75,247	)(F)	98,201
Deferred tax liability	—	—	—	8,500	(E)	8,500
Mandatorily redeemable ownership interests	12,543	—	(1,822)	(10,721	)(E)	—

Total liabilities	146,889	85,150	(29,757)	(79,604)		122,678
Minority interests	2,248	—	(2,248)	—		—
Equity	48,205	4,972	12,426	192,160	(D)	343,932
				93,670	(E)
				(2,275	)(G)
				(5,226	)(J)

Total liabilities, minority interests and equity	$197,342	$90,122	$(19,579)	$198,725		$466,610

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet (dollars in thousands, except per share amounts)

      (A) Reflects the historical condensed combined balance sheet of the Predecessor which consists of:

1. The Great Lakes Companies, Inc., or GLC, and its consolidated subsidiaries; and

2. The following entities that are under common management by GLC:

•	Great Wolf Lodge of Traverse City, LLC

•	Great Wolf Lodge of Kansas City, LLC

•	Blue Harbor Resort Sheboygan, LLC

•	Great Wolf Lodge of Williamsburg, LLC

•	Great Wolf Lodge of Poconos, LLC

      (B) Reflects the historical condensed combined balance sheet for the entities that own our Wisconsin Dells and Sandusky resorts.

      (C) Reflects the effect of the spin-off from the Predecessor’s historical combined financial information of the non-resort hotel and multifamily housing development and management businesses.

      (D) Reflects the sale of 13,250,000 shares of common stock for $16.00 per share in conjunction with the Offering and Formation Transactions.

Proceeds from the Offering	$212,000
Less costs associated with the Offering ($14,840 of underwriters’ discounts and commissions, $5,000 of other costs)	(19,840)

Increase to owners’ equity and cash	$192,160

      (E) Reflects the application of the purchase method of accounting in connection with GLC’s acquisition of the seven resort-owning entities. In conjunction with purchase accounting:

•	property and equipment, other assets and other liabilities are recorded at their fair values;

•	a deferred tax liability resulting from the difference between the fair value and the tax basis of assets acquired is recorded at our anticipated effective tax rate of 40%;

•	the excess of consideration in the purchase transaction over the fair value of net tangible assets acquired is recorded as goodwill. The consideration paid as part of the purchase accounting results in goodwill for the Wisconsin Dells, Sandusky, Traverse City, Kansas City, Sheboygan, Williamsburg and Pocono Mountains resorts of $23,642, $47,001, $41,142, $24,581, $11,855, $17,970, and $33,630, respectively.

      Reflects the buy-out of certain investors in the resort-owning entities for $66,637 of cash in conjunction with the consummation of the Offering and Formation Transactions.

      Reflects the buy-out of the interests held by affiliates of AIG SunAmerica, Inc. in the Wisconsin Dells and Sandusky entities for $31,000 in conjunction with the consummation of the Offering and Formation Transactions.

      The adjustments to the applicable line items are as follows:

Cash	$(97,637)
Property and Equipment, net	14,584
Other assets	(862)
Goodwill	175,364
Deferred tax liability	8,500
Mandatorily redeemable equity interests	(10,721)
Owners’ equity	93,670

      The values and amounts used in the application of purchase accounting for the pro forma condensed consolidated balance sheet are based on preliminary estimates and assumptions. These estimates and assumptions are subject to possible change at the date of the Offering.

      (F) Reflects (1) the reduction in outstanding debt related to repayment of certain mortgage notes payable and (2) the refinancing of certain other mortgage notes payable with new secured mortgage financing in conjunction with the Offering and the Formation Transactions as follows:

Repayment of mortgage notes payable	$(169,756)
Proceeds from new secured mortgage financing	92,512

Net adjustment to long-term debt	$(77,244)

      (G) Reflects bonuses of $2,275 to be paid under agreements with certain executives upon consummation of the offering. Substantially all of the after-tax proceeds from these payments will be used to purchase shares of our common stock in the Offering at the initial public offering price.

      (H) Reflects the payment of $4,040 of costs to obtain the new secured mortgage financing and revolving credit facility.

      (I) Reflects the elimination of $139 of intercompany receivables and payables related to management fees, development fees, accounting fees and central reservation fees related to the Wisconsin Dells and Sandusky entities.

      (J) Reflects the write-off of $5,226 of unamortized loan fees related to the existing debt retired in the Offering and Formation Transactions.

GREAT WOLF RESORTS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2004
(Dollars in thousands except per share amounts)

	Predecessor	Dells/Sandusky		Transaction
	Historical	Historical	Spin-Off	Adjustments		Pro Forma

	(A)	(B)	(C)
Revenues:
Rooms	$7,469	$7,609	$(226)	$—		$14,852
Food and beverage	1,805	1,917	(18)	—		3,704
Other hotel operations	1,624	1,353	(7)	—		2,970
Management fees-related party	405	—	(225)	(180	)(D)	—
Development and other fees	360	—	(145)	(215	)(D)	—

	11,663	10,879	(621)	(395)		21,526
Other revenue from managed properties	3,340	—	(1,122)	(2,218	)(E)	—

Total revenues	15,003	10,879	(1,743)	(2,613)		21,526

Operating expenses by department:
Rooms	1,122	1,069	(73)	—		2,118
Food and beverage	1,484	1,287	(23)	—		2,748
Other	1,282	1,074	(5)	—		2,351
Other operating expenses:
Selling, general and administrative	3,271	1,857	(286)	242	(F)	4,869
				(215	)(D)
Property operating costs	1,875	1,308	(82)	—		3,101
Management fees	—	180	—	(180	)(D)	—
Depreciation and amortization	2,744	1,851	(67)	(552	)(G)	4,007
				31	(H)

	11,778	8,626	(536)	(674)		19,194
Other expenses from managed properties	3,340	—	(1,122)	(2,218	)(E)	—

Total operating expenses	15,118	8,626	(1,658)	(2,892)		19,194

Operating income (loss)	(115)	2,253	(85)	279		2,332
Interest income	(78)	(36)	114	—		—
Interest expense	1,340	1,177	(1,019)	(662	)(I)	836
Gain on sale and other	(1,072)	—	1,072	—		—
Interest on mandatorily redeemable shares	1,692	—	(1,134)	(558	)(J)	—
Minority interests	29	—	(29)	—		—

Income (loss) before income taxes	(2,026)	1,112	911	1,499		1,496
Income tax expense	—	—	—	599	(K)	599

Income from continuing operations	$(2,026)	$1,112	$911	$900		$897

Pro forma basic earnings per share						$0.03	(L)

Pro forma diluted earnings per share						$0.03	(L)

Pro forma weighted average common shares outstanding-basic						27,285,128	(L)

Pro forma weighted average common shares outstanding-diluted						27,285,128	(L)

GREAT WOLF RESORTS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003
(Dollars in thousands except per share amounts)

		Dells/
	Predecessor	Sandusky		Transaction
	Historical	Historical	Spin-Off	Adjustments		Pro Forma

	(A)	(B)	(C)
Revenues:
Rooms	$20,231	$29,172	$(1,430)	$—		$47,973
Food and beverage	4,927	6,602	(94)	—		11,435
Other hotel operations	4,653	4,944	(85)	—		9,512
Management fees-related party	2,190	—	(1,160)	(1,030	)(D)	—
Development and other fees	919	—	(413)	(506	)(D)	—

	32,920	40,718	(3,182)	(1,536)		68,920
Other revenue from managed properties	14,904	—	(5,463)	(9,441	)(E)	—

Total revenues	47,824	40,718	(8,645)	(10,977)		68,920

Operating expenses by department:
Rooms	3,591	4,311	(326)	—		7,576
Food and beverage	4,641	4,925	(113)	—		9,453
Other	4,081	4,084	(29)	—		8,136
Other operating expenses:
Selling, general and administrative	11,935	6,527	(1,117)	(506	)(D)	17,809
				970	(F)
Property operation and maintenance	5,575	4,969	(292)	—		10,252
Management fees	—	1,030	—	(1,030	)(D)	—
Depreciation and amortization	8,045	8,090	(474)	(1,171	)(G)	13,444
				(1,046	)(H)

	37,868	33,936	(2,351)	(2,783)		66,670
Other expenses from managed properties	14,904	—	(5,463)	(9,441	)(E)	—

Total operating expenses	52,772	33,936	(7,814)	(12,224)		66,670

Operating income (loss)	(4,948)	6,782	(831)	1,247		2,250
Interest income	(55)	(152)	207	—		—
Interest expense	4,758	4,818	(439)	(6,639	)(I)	2,498
Interest on mandatorily redeemable shares	(3,479)	—	2,479	1,000	(J)	—
Minority interests	425	—	(425)			—

Income (loss) before income taxes	(6,597)	2,116	(2,653)	6,886		(248)
Income tax benefit	—	—	—	(99	)(K)	(99)

Income from continuing operations	$(6,597)	$2,116	$(2,653)	$6,985		$(149)

Pro forma basic loss per share						$(0.01	)(L)

Pro forma diluted loss per share						$(0.01	)(L)

Pro forma weighted average common shares outstanding-basic						27,285,128	(L)

Pro forma weighted average common shares outstanding-diluted						27,285,128	(L)

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations (dollars in thousands)

      (A) Reflects the historical condensed combined statement of operations of the Predecessor, which consists of:

1. The Great Lakes Companies, Inc., or GLC, and its consolidated subsidiaries; and

2. The following entities that are under common management by GLC:

•	Great Wolf Lodge of Traverse City, LLC

•	Great Wolf Lodge of Kansas City, LLC

•	Blue Harbor Resort Sheboygan, LLC

•	Great Wolf Lodge of Williamsburg, LLC

•	Great Wolf Lodge of Poconos, LLC

      (B) Reflects the historical condensed combined statement of operations for the entities that own our Wisconsin Dells and Sandusky resorts.

      (C) Reflects the effect of the spin-off of the Predecessor’s historical combined financial information of the non-resort hotel and multifamily housing development and hotel management businesses. Expenses for the multifamily housing development and hotel management businesses include salary and overhead costs of certain employees currently employed by the Predecessor. The salary costs were allocated to the spun-off businesses based on estimated time to be devoted to those businesses by each current employee of the Predecessor. Overhead costs were calculated as 150% of the allocated salary costs.

      (D) Reflects the elimination of aggregate intercompany revenue and expenses related to management fees, development fees, accounting fees and central reservation fees related to the Wisconsin Dells and Sandusky entities of $395 and $1,535 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

      (E) Reflects the elimination of the amounts in Predecessor’s financial statements related to the Wisconsin Dells and Sandusky resorts under Emerging Issues Task Force Issue No. 01-14, “Income Statement Characteristics of Reimbursements for Out-of-pocket Expenses,” which requires the recognition of certain revenue and expenses related to managed properties in the manager’s statement of operations. These amounts primarily relate to payroll costs at the managed properties where GLC is the employer. The reimbursement of those costs is recorded as revenue with a corresponding expense.

      (F) Reflects the increase in general and administrative expenses of $242 and $970 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively, as a result of becoming a public company. These amounts represent salaries based on employment agreements with executive officers who were hired as a result of becoming a public company. In addition, we expect to incur approximately $5,400 of further incremental general and administrative costs annually as a result of becoming a public company. Those costs, which are not based on contractual arrangements as of the date of the offering and are therefore not included in the pro forma condensed consolidated statements of operations, consist of the following: salaries, benefits and other employee-related costs—$2,630; professional fees—$780; insurance—$750; public company listing fees and investor and public relations costs—$620; expenses related to independent members of our board of directors—$250; and other miscellaneous costs—$370.

      (G) Reflects the change in depreciation and amortization of buildings and improvements related to purchase accounting adjustments resulting from the acquisition of the interests in the Wisconsin Dells, Sandusky, Kansas City and Traverse City resorts of $552 and $1,171 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

      (H) Reflects the net reduction in amortization expense as a result of the refinancing of debt in conjunction with the Offering. The adjustments to amortization expense are as follows:

	Three Months	Year Ended
	Ended March 31,	December 31,
	2004	2003

Elimination of amortization expense relating to existing mortgage notes payable	$(171)	$(1,854)
Amortization expense on new credit facility	100	400
Amortization expense on new secured mortgage financing	102	408

Net adjustment to amortization expense	$31	$(1,046)

      (I) Reflects the net reduction in interest expense as a result of the repayment and refinancing of debt (at an assumed average annual interest rate of 3.7% in 2003 and 3.6% in 2004), based on expected secured mortgage financing with a variable interest rate of LIBOR+ 2.50% in conjunction with the Offering. The adjustments to interest expense are as follows:

	Three Months	Year Ended
	Ended March 31,	December 31,
	2004	2003

Elimination of interest expense relating to existing mortgage notes payable	$(1,498)	$(9,137)
Interest expense on new secured mortgage financing	836	2,498

Net adjustment to interest expense	$(662)	$(6,639)

      An increase of 0.125% in the expected interest rate on the new secured mortgage financing would increase our interest expense by $29 and $85 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. A decrease of 0.125% in the expected interest rate would decrease our interest expense by $29 and $85 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

      (J) Reflects the elimination of interest on mandatorily redeemable shares as a result of or in connection with the Formation Transactions.

      (K) Reflects the adjustments to record income tax expense (benefit) at our anticipated effective tax rates of 40% for both the three months ended March 31, 2004 and for the year ended December 31, 2003.

      (L) Pro forma basic and diluted earnings (loss) per share are computed assuming the Offering was consummated as of the first day of the period presented and equals pro forma net income (loss) divided by the number of shares of our common stock expected to be outstanding after the Offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Great Wolf Resorts, Inc.
Madison, Wisconsin

      We have audited the accompanying balance sheet of Great Wolf Resorts, Inc. (the “Company”) as of June 30, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Great Wolf Resorts, Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

July 25, 2004

GREAT WOLF RESORTS, INC.

BALANCE SHEET

June 30, 2004

ASSETS
Cash	$1,000

Total assets	$1,000

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities	$—
Stockholder’s equity
Common stock, $0.01 par value, 100 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	999
Retained earnings	—

Total stockholder’s equity	1,000

Total liabilities and stockholder’s equity	$1,000

See accompanying note to balance sheet.

GREAT WOLF RESORTS, INC.

NOTE TO BALANCE SHEET

JUNE 30, 2004

Note 1. Formation

Great Wolf Resorts, Inc. (the Company) was incorporated in May 2004 as a Delaware corporation. In August 2004, the Company expects to file a registration statement on Form S-1 with the Securities and Exchange Commission with respect to a proposed public offering (the Offering). The Company will enter into certain transactions (the Formation Transactions) that will occur simultaneously with the completion of the Offering. The Formation Transactions are designed to:

•	acquire four existing Great Wolf Lodge resorts, a Blue Harbor Resort and two Great Wolf Lodge resorts under construction, each of which is currently owned by a separate limited liability company;

•	acquire the resort management business of The Great Lake Companies, Inc. and its subsidiaries;

•	facilitate the Offering; and

•	enable the Company to raise the necessary capital to repay certain existing indebtedness, purchase certain interests held by a third party in two of the four existing resort-owning entities and fund its growth.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Owners

Great Lakes Predecessor
Madison, Wisconsin

      We have audited the accompanying combined balance sheets of Great Lakes Predecessor (the Predecessor), as defined in Note 1 to the financial statements, as of December 31, 2003 and 2002, and the related combined statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2003. The combined financial statements include the accounts of The Great Lakes Companies, Inc. and affiliated entities as described in Note 1. These entities are under common management. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the combined financial position of Great Lakes Predecessor as of December 31, 2003 and 2002, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the financial statements, effective July 1, 2003, Predecessor adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” and effective January 1, 2001, Predecessor adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

August 6, 2004

GREAT LAKES PREDECESSOR

COMBINED BALANCE SHEETS

(dollars in thousands)

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,836	$3,490	$4,790
Accounts receivable, net of allowance for doubtful accounts of $1,121, $998 and $267	1,660	1,877	1,602
Inventory	897	850	24
Other current assets	346	134	189
Assets held for sale	15,484	15,467	32,653

Total current assets	25,223	21,818	39,258
Property and equipment, net	134,756	123,864	61,077
Equity escrow	28,315	13,722	52
Other assets	7,638	5,174	4,954
Goodwill	1,410	1,410	1,410

Total assets	$197,342	$165,988	$106,751

LIABILITIES, MINORITY INTERESTS AND EQUITY
Current liabilities:
Current portion of long-term debt	$5,890	$12,745	$8,808
Accounts payable	3,710	4,097	3,100
Accrued expenses	6,257	5,307	4,002
Advance deposits	2,119	1,153	76
Other current liabilities	597	711	—
Long-term debt secured by assets held for sale	14,131	14,220	31,564

Total current liabilities	32,704	38,233	47,550
Long-term debt	101,642	85,927	33,956
Mandatorily redeemable ownership interests	12,543	10,850	11,698

Total liabilities	146,889	135,010	93,204
Minority interests	2,248	1,585	2,190
Equity:
Common stock
Class A voting Shares, no par value; 450 shares authorized, 329 shares issued and 300 shares outstanding, respectively	—	—	—
Class B non-voting Shares, no par value; 8,550 shares authorized, 6,251 shares issued and 5,700 shares outstanding, respectively	—	—	2
Accumulated deficit	(3,818)	(1,046)	(4,183)
Treasury stock	(824)	(824)	(824)
Members’ equity of combined entities	52,847	31,263	16,362

Total equity	48,205	29,393	11,357

Total liabilities, minority interests and equity	$197,342	$165,988	$106,751

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Three Months Ended		Year Ended
	March 31,		December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
Revenues:
Rooms	$7,469	$982	$20,231	$1,454	$1,619
Food and beverage	1,805	154	4,927	96	101
Other hotel operations	1,624	147	4,653	138	381
Management fees—related parties	405	472	2,190	2,574	1,984
Development and other fees—related parties	360	226	919	755	1,038

	11,663	1,981	32,920	5,017	5,123
Other revenue from managed properties	3,340	3,323	14,904	14,808	13,286

Total revenues	15,003	5,304	47,824	19,825	18,409

Operating expenses by department:
Rooms	1,122	205	3,591	321	356
Food and beverage	1,484	284	4,641	109	113
Other	1,282	217	4,081	35	40
Other operating expenses:
Selling, general and administrative	3,271	2,071	11,935	4,356	4,056
Property operating costs	1,875	1,224	5,575	901	275
Depreciation and amortization	2,744	141	8,045	602	531

	11,778	4,142	37,868	6,324	5,371
Other expenses from managed properties	3,340	3,323	14,904	14,808	13,286

Total operating expenses	15,118	7,465	52,772	21,132	18,657

Operating loss	(115)	(2,161)	(4,948)	(1,307)	(248)
Interest income	(78)	(15)	(55)	(89)	(77)
Interest expense	1,340	153	4,758	560	792
(Gain) loss on sale of real estate	(1,072)	—	—	13	(96)
Interest on mandatorily redeemable ownership interests	1,692	(1,509)	(3,479)	4,479	390
Distributions in excess of minority interest capital	—	—	—	53	—
Minority interests	29	32	425	89	(669)

Loss from continuing operations	(2,026)	(822)	(6,597)	(6,412)	(588)
Income (loss) from discontinued operations	108	299	1,804	(343)	(256)

Loss before cumulative effect of change in accounting principle	(1,918)	(523)	(4,793)	(6,755)	(844)
Cumulative effect of change in accounting principle	—	—	460	—	(333)

Net loss	$(1,918)	$(523)	$(4,333)	$(6,755)	$(1,177)

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

COMBINED STATEMENTS OF EQUITY

Three Months Ended March 31, 2004 (unaudited)
and Years Ended December 31, 2003, 2002, and 2001
(dollars in thousands)

			Members’
			Equity of
	Common	Accumulated	Combined	Treasury	Total
	Stock	Deficit	Entities	Stock	Equity

Balance, December 31, 2000	$2	$(2,102)	$807	$(54)	$(1,347)
Contributions	—	—	—	—	—
Distributions	—	(36)	—	—	(36)
Net loss	—	(822)	(355)	—	(1,177)
Treasury shares repurchased	—	—	—	(300)	(300)

Balance, December 31, 2001	2	(2,960)	452	(354)	(2,860)
Contributions	—	—	28,648	—	28,648
Distributions	—	(710)	—	—	(710)
Net loss	—	(513)	(6,242)	—	(6,755)
Accretion of mandatorily redeemable equity interests	—	—	(6,496)	—	(6,496)
Treasury shares repurchased	—	—	—	(470)	(470)

Balance, December 31, 2002	2	(4,183)	16,362	(824)	11,357
Contributions	—	—	29,318	—	29,318
Distributions	—	(318)	(3,538)	—	(3,856)
Net income (loss)	—	3,915	(8,248)	—	(4,333)
Accretion of mandatorily redeemable equity interests	(2)	(460)	(2,631)	—	(3,093)

Balance, December 31, 2003	—	(1,046)	31,263	(824)	29,393
Contributions (unaudited)	—	—	25,145	—	25,145
Distributions (unaudited)	—	(3,255)	(1,160)	—	(4,415)
Net income (loss) (unaudited)	—	483	(2,401)	—	(1,918)

Balance, March 31, 2004 (unaudited)	$—	$(3,818)	$52,847	$(824)	$48,205

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Three Months
	Ended March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
Operating activities:
Net loss	$(1,918)	$(523)	$(4,333)	$(6,755)	$(1,177)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,043	821	10,440	4,169	3,996
(Gain) loss on sale of real estate	(1,072)	—	(10,967)	13	(96)
Cumulative effect of change in accounting principle	—	—	(460)	—	333
Minority interests	29	107	10,247	(26)	49
Changes in operating assets and liabilities:
Accounts receivable and other assets	(392)	(23)	(1,139)	(675)	2,125
Accounts payable, accrued expenses and other liabilities	1,414	4,285	4,086	3,650	350

Net cash provided by (used in) operating activities	1,104	4,667	7,874	376	5,580

Investing activities:
Capital expenditures for property and equipment	(20,635)	(28,544)	(69,666)	(46,224)	(9,166)
Proceeds from sale of assets	7,925	—	26,451	—	—
(Increase) decrease in equity escrow	(14,593)	21	(13,671)	(52)	—

Net cash used in investing activities	(27,303)	(28,523)	(56,886)	(46,276)	(9,166)

Financing activities:
Principal payments on long-term debt	(6,608)	(210)	(17,765)	(3,523)	(5,631)
Proceeds from issuance of long-term debt	15,379	22,886	56,327	29,018	10,603
Payment of loan costs	(2,283)	—	(1,981)	(1,897)	(475)
Member contributions	25,145	621	29,318	24,648	—
Member distributions	(4,415)	(105)	(3,856)	(710)	(36)
Purchase of treasury stock	—	—	—	(470)	(300)
Changes in mandatory redeemable ownership interests	1,692	(1,509)	(3,479)	4,479	390
Net distributions to minority investors	635	(212)	(10,852)	(1,748)	(1,729)

Net cash provided by financing activities	29,545	21,471	47,712	49,797	2,822

Net increase (decrease) in cash and cash equivalents	3,346	(2,385)	(1,300)	3,897	(764)
Cash and cash equivalents, beginning of period	3,490	4,790	4,790	893	1,657

Cash and cash equivalents, end of period	$6,836	$2,405	$3,490	$4,790	$893

Supplemental Cash Flow Information
Cash paid for interest, net of capitalized interest	$1,294	$205	$4,786	$493	$831
Land contributed for membership interest	$—	$—	$—	$4,000	$—

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

1. ORGANIZATION

      Great Lakes Predecessor (the Predecessor) is not a legal entity but rather a combination of certain real estate entities and operations that comprise its historical operations as described below. The Predecessor is engaged in the business of developing, owning, operating and managing various real estate assets in the United States and Canada, including family entertainment resorts, hotels and multi-family housing.

      In conjunction with a proposed initial public offering (the Offering) and the execution of certain formation transactions (the Formation Transactions), which are both expected to be completed in 2004, the resorts and the related resort management business of the Predecessor will be acquired by Great Wolf Resorts, Inc. Certain assets of the non-resort hotel and multi-family housing development and management businesses of the Predecessor will be contributed to subsidiaries and then distributed to the stockholders of The Great Lakes Companies, Inc. (GLC), an entity included in the Predecessor’s combined financial statements.

      The Predecessor’s combined financial statements include the accounts of the following, all of which are under common management:

•	GLC and its consolidated subsidiaries

•	Great Wolf Lodge of Traverse City, LLC—owns a 281-room resort in Traverse City, Michigan (opened in March 2003)

•	Great Wolf Lodge of Kansas City, LLC—owns a 281-room resort in Kansas City, Kansas (opened in May 2003)

•	Blue Harbor Resort Sheboygan, LLC—owns a 183-room resort in Sheboygan, Wisconsin (opened in June 2004)

•	Great Wolf Lodge of Williamsburg, LLC—owns a 301-room resort in Williamsburg, Virginia (under construction, scheduled to open in Spring 2005)

•	Great Wolf Lodge of Poconos, LLC—owns a 400-room resort in the Pocono Mountains (under construction, scheduled to open in Fall 2005).

      All significant intercompany balances and transactions have been eliminated in combination.

      The accompanying combined financial statements do not include:

•	entities managed by GLC that will not be contributed to Great Wolf Resorts, Inc. in the Formation Transactions; and

•	entities that own the Great Wolf Lodges in Wisconsin Dells, Wisconsin and Sandusky, Ohio. These entities, although managed by GLC and expected to be acquired by Great Wolf Resorts, Inc. as part of the Formation Transactions, are controlled by affiliates of AIG SunAmerica, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash and Cash Equivalents—The Predecessor considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

      Unaudited Interim Financial Information—The accompanying unaudited interim combined balance sheet as of March 31, 2004, the combined statements of operations and cash flows for the three months ended March 31, 2004 and 2003 and the combined statement of equity for the three months ended March 31, 2004 are

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

unaudited. These unaudited interim combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Predecessor’s management, the unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal, recurring items, necessary for the fair presentation of the Predecessor’s financial position as of March 31, 2004, and the results of their operations and their cash flows for the three months ended March 31, 2004 and 2003. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

      Allowance for Doubtful Accounts—The Predecessor provides an allowance for doubtful accounts when it determines it is more likely than not a specific account will not be collected. Bad debt expense for 2003, 2002 and 2001 was $867, $110 and $178, respectively, and writeoffs of accounts receivable in 2003, 2002 and 2001 were $136, $22 and zero, respectively.

      Property and Equipment—The Predecessor records investments in property and equipment at cost. These assets are depreciated using the straight-line method over their estimated useful lives as follows:

Buildings and improvements	40 years
Land improvements	15 years
Furniture, fixtures and equipment, including waterpark equipment	3-15 years

      Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance are expensed as incurred. Construction in process includes costs such as site work, permitting and construction related to resorts under development. The Predecessor capitalizes interest on construction in process balances during the construction period. Interest capitalized totaled $1,381, $574 and $359 for 2003, 2002 and 2001, respectively.

      Loan Fees—The Predecessor capitalizes loan fees and amortizes them over the term of the loan using a method that approximates the effective interest method. Loan fees, net of accumulated amortization, were $2,577 and $1,724 as of December 31, 2003 and 2002, respectively. Amortization expense was $1,128, $984 and $227 for 2003, 2002 and 2001, respectively.

      Assets Held for Sale—The Predecessor classifies as held for sale those properties that are being actively marketed for sale. A property classified as held for sale is carried at the lower of its book value or estimated fair value less costs to sell. Depreciation of the held for sale property’s assets is ceased at the time the property is classified as held for sale. The Predecessor segregates the property and equipment, and long-term debt relating to the held for sale properties on its combined balance sheets. The Predecessor segregates the operating activity and any gains or losses upon disposition relating to the held for sale properties in income (loss) from discontinued operations in its combined statements of operations.

      Equity Escrow—For certain of the entities included in the accompanying combined financial statements, the Predecessor has raised equity from members through private placements. Equity amounts raised through these private placements are held in escrow and used in construction of resorts. The Predecessor is only permitted to use these funds for the construction of the applicable resorts. The funds are held in a bank account which exceeds the FDIC insurance limit.

      Goodwill—The excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired is recorded as goodwill. The Predecessor’s goodwill resulted from the acquisition of a hotel in 2000. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over its estimated

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

useful life. Effective January 1, 2002, the Predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142, which states that goodwill should not be amortized but instead tested for impairment and adjusted, if applicable. Accordingly, the Predecessor ceased amortization of goodwill as of January 1, 2002. Amortization expense for 2001 was $120. In connection with SFAS No. 142, the Predecessor is required to assess goodwill and intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Predecessor assesses goodwill for such impairment by comparing the carrying value of its reporting units to their fair values. The Predecessor performed its initial goodwill impairment assessment on January 1, 2002 in connection with the adoption of SFAS No. 142 and determined that the carrying amounts of its reporting units did not exceed their respective fair values. Accordingly, the initial implementation of this standard did not result in a charge and, as such, did not impact the Predecessor’s results of operations during 2002. Subsequent to the initial assessment, the Predecessor performed its review annually, or more frequently if circumstances indicated impairment may have occurred, and during 2003 and 2002 determined that no such impairment had occurred.

      Impairment of Long-Lived Assets—When circumstances, such as adverse market conditions, indicate that the carrying value of a long–lived asset may be impaired, the Predecessor performs an analysis to review the recoverability of the asset’s carrying value. The Predecessor makes estimates of the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset. These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income. The Predecessor had no impairment losses in any of the periods presented.

      Minority Interests—The Predecessor records the non-owned equity interests of GLC’s consolidated subsidiaries as minority interests on the combined balance sheets. The Predecessor recognizes losses that exceed the minority interest party’s capital in a consolidated entity. Distributions that exceed the minority interest partner’s capital in a consolidated entity are recorded as distributions in excess of minority interest capital expense.

      Derivative Instruments—SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS Nos. 137 and 138 amended certain provisions of SFAS No. 133. The Predecessor adopted these accounting pronouncements effective January 1, 2001. The Predecessor does not generally enter into derivative instruments; certain of the Predecessor’s contracts, however, contain derivative instruments as defined in SFAS No. 133. The Predecessor’s implementation of SFAS No. 133 resulted in the classification of certain derivative instruments as liabilities and a charge recorded as a cumulative effect of a change in accounting principle of $333 for the year ended December 31, 2001.

      Revenue Recognition—The Predecessor earns revenue from its hotel and resort operations, and from management, development and other related services. The Predecessor recognizes revenue from rooms, food and beverage, and other operating departments at the hotels and resorts as earned at the time of sale or rendering of service. Cash received in advance of the sale or rendering of services is recorded as advance deposits on the combined balance sheets. The Predecessor recognizes management and other fees as earned according to the contractual terms governing those fees. The Predecessor recognizes development fees as earned under the completed contract method for projects with a short duration, and the percentage of completion method (based on contract-to-date costs incurred compared to total expected costs) for longer-term projects.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

      Gains on Sales of Real Estate—SFAS No. 66, “Accounting for Sales of Real Estate,” requires an entity to recognize gains on sales of real estate only when a sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay, and risks and rewards of ownership are transferred to the buyer. The Predecessor accounts for gains on sales of real estate in accordance with the provisions of SFAS No. 66.

      Income Taxes—The Predecessor is comprised of a Subchapter S Corporation and limited liability companies. Under applicable federal and state income tax rules, the net income or loss of each of these entities is reportable in the income tax returns of the stockholders, partners and members of the entities. Accordingly, no income tax provision is included in the accompanying combined financial statements.

      Advertising—The Predecessor expenses advertising costs as incurred. Advertising expense for 2003 was $2,218; advertising expense for 2002 and 2001 was insignificant.

      Use of Estimates—To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      New Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 eliminates the amortization of goodwill and replaces it with a requirement to conduct an impairment analysis of the carrying value of the goodwill at least annually, and more often as circumstances warrant. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The Predecessor adopted SFAS No. 142 on January 1, 2002.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment and disposal of long-lived assets. SFAS No. 144 requires the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of after January 1, 2002 and where the Predecessor has no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Predecessor adopted SFAS No. 144 on January 1, 2002. Certain of the Predecessor’s hotel properties are classified as held for sale in the accompanying combined balance sheets and, accordingly, the operating results of those properties are recorded in discontinued operations in the combined statements of operations.

      Effective January 1, 2002, the Predecessor adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-14 “Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred.” EITF Issue No. 01-14 establishes standards for accounting for reimbursements received for out-of-pocket expenses incurred and the characterization as revenue and expense in the statements of operations. In accordance with EITF Issue No. 01-14, the Predecessor has included in operating revenues and expenses the reimbursement of costs it incurs on behalf of the third-party owners of hotels managed by GLC. These costs relate primarily to payroll and benefit costs at managed hotels where GLC is the employer. The Predecessor receives reimbursements for these costs based upon its costs with no added margin. Therefore, the adoption of EITF Issue No. 01-14 did not impact its operating results, cash flows or financial position. The Predecessor adopted EITF Issue No. 01-14 by retroactively applying it to all periods presented in the accompanying combined financial statements. The effect of adopting EITF Issue No. 01-14 was an increase in operating

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

revenues and expenses of $14,904, $14,808 and $13,286 for the years ended December 31, 2003, 2002 and 2001, respectively.

      FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34” (FIN 45), was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2003 the Predecessor has accrued $247, which represents an estimate of the fair value of GLC’s obligations under various guarantees.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The original provisions of FIN 46 were effective February 1, 2003 for all arrangements entered into after January 31, 2003. For arrangements entered into before February 1, 2003, the provisions of FIN 46 applied in the first fiscal year or interim period beginning after June 15, 2003.

      In December 2003, the FASB issued a revision of FIN 46 (FIN 46R) to clarify some of its provisions. FIN 46R deferred the effective date for FIN 46 for arrangements entered into before February 1, 2003 and results in multiple effective dates based on the nature as well as the creation date of the variable interest entity. Variable interest entities created after January 31, 2003 but prior to December 24, 2003, may be accounted for either based on the original or the revised interpretations. Variable interest entities created after December 24, 2003 must be accounted for under the revised interpretations. FIN 46R is effective for periods ending after March 15, 2004. The Predecessor has applied FIN 46 to variable interest entities created after January 31, 2003 for the year ended December 31, 2003. The Predecessor has applied FIN 46R to variable interest entities created prior to February 1, 2003. Prior to the implementation of FIN 46 and FIN 46R, the Predecessor consolidated entities for which it controlled major management and operating decisions. There was no financial statement impact from the adoption of FIN 46 and FIN 46R.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires the classification of certain financial instruments that were previously classified as equity to be classified as liabilities. The implementation of SFAS No. 150 is effective for financial instruments issued or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Predecessor’s implementation of SFAS No. 150 resulted in the classification of certain mandatorily redeemable interests as liabilities, resulting in a cumulative effect of a change in accounting principle of $460 for the year ended December 31, 2003.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

3. PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:

	December 31,

	2003	2002

Land and improvements	$17,046	$6,917
Building and improvements	35,435	—
Furniture, fixtures and equipment	52,507	1,689
Construction in process	25,933	53,771

	130,921	62,377
Less accumulated depreciation	(7,057)	(1,300)

Property and equipment, net	$123,864	$61,077

4. LONG-TERM DEBT

      The Predecessor’s borrowings, excluding borrowings related to assets held for sale, consist of the following:

	December 31,

	2003	2002

Lines of credit at variable interest rates ranging from 4.00%
to 6.00%	$6,682	$6,872
Mortgage debt with interest rates ranging from 6.00% to 8.25% maturing at various dates through 2008	90,289	35,593
City of Sheboygan construction debt	1,468	—
Notes payable	233	299

	98,672	42,764
Less current portion of long-term debt	(12,745)	(8,808)

	$85,927	$33,956

      The lines of credit are borrowings of GLC and are generally secured by business security agreements, which pledge as collateral GLC’s assets, assignments of stockholder interests of GLC’s principals and guarantees of GLC’s stockholders. The lines of credit are subject to annual renewals. The net book value of assets securing these lines is approximately $6,944. As of December 31, 2003, GLC had no unused amounts on these lines of credit.

      The mortgage debt is secured by certain hotel and resort properties as well as the guarantees of various individual investors, including certain stockholders of GLC. The total book value of assets securing mortgage debt was approximately $103,490 at December 31, 2003.

      The City of Sheboygan (the City) construction debt amount represents the face amount of bond anticipation notes (BANs) issued by the City in November 2003 in conjunction with the Predecessor’s construction of the Blue Harbor Resort in Sheboygan, Wisconsin. In accordance with the provisions of EITF Issue No. 91-10, the Predecessor has recognized as a liability the obligations for these BANs. The notes bear interest at 3.95% and mature in 2008. The notes are not a general obligation of the City and are payable from (a) the proceeds of bond anticipation notes or other funds appropriated by the City for the payment of interest on the BANs and (b) the proceeds to be delivered from the issuance and sale of securities by the City. The

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

Predecessor has an obligation to fund payment of these BANs. The Predecessor’s obligation to fund repayment of the notes will be satisfied by certain minimum guaranteed amounts of real and personal property tax payments and room tax payments to be made by the Blue Harbor Resort.

      In connection with certain loan agreements, the Predecessor must maintain replacement reserve funds. Those agreements require monthly deposits of three or four percent of gross operating revenues to fund capital improvements and replacements. The replacement reserve funds are pledged as collateral for the respective mortgage debt. As of December 31, 2003, two replacement reserve funds were under-funded, which constituted a covenant violation of the related loan agreement. The Predecessor has obtained waivers of these covenant violations.

      Future principal requirements on long-term debt are as follows:

2004	$12,745
2005	1,913
2006	3,736
2007	67,990
2008	11,403
Thereafter	885

Total	$98,672

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

      As of December 31, 2003 and 2002, the fair values of the Predecessor’s mortgage loans and other secured loans approximate the carrying values as the terms are similar to those currently available to the Predecessor for debt with similar risks and remaining maturities.

      The carrying amounts for cash and cash equivalents, other current assets, equity escrows and accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

6. RELATED-PARTY TRANSACTIONS

      The Predecessor provides management, development, accounting, central reservations and other services to the real estate entities invested in by the Predecessor and to affiliates of the owners of the Predecessor. All management, development and other fees were earned from entities for which GLC or its stockholders are the managing members or investees. Amounts due from related parties were $1,521 and $1,206 at December 31, 2003 and 2002, respectively.

      The Predecessor has regularly used an aircraft owned by an entity owned by several of its stockholders and other employees. The Predecessor paid $149, $122 and $-0- in 2003, 2002, and 2001, respectively, for the lease of the aircraft for company business. The entity that owns the aircraft also has one employee for whom Predecessor provided payroll and benefit services, the costs of which were reimbursed by the entity.

      One of the Predecessor’s stockholders owns a 25% interest in the entity that leases space at the Great Wolf Lodge in Wisconsin Dells and operates the spa located within that resort. That entity made payments of $35 in 2003 to the resort and no payments in 2002 and 2001.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

      The Predecessor received fees from an affiliate in connection with arranging the financing transactions for certain of the Predecessor’s resorts. Total fees received by the Predecessor from this entity were $395, $432 and $162 in 2003, 2002 and 2001, respectively.

7. COMMITMENTS AND CONTINGENCIES

Legal Matters

      In the course of normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against the Predecessor. Based on currently available facts, management believes that the disposition of matters pending or asserted will not have a material adverse effect on the Predecessor’s combined financial position, results of operations or liquidity.

Letter of Credit

      In connection with the construction of the Blue Harbor Resorts, GLC has supplied a $1,000 letter of credit in favor of the City of Sheboygan. The letter of credit expires on December 31, 2004. There have been no draws on this letter of credit.

Guarantees

      Based on certain criteria, FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for that guarantee. The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The following is a summary of significant guarantees recognized in the combined balance sheets:

•	In connection with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin, Blue Harbor Resort Sheboygan, LLC (BH Resort LLC) entered into agreements with the City of Sheboygan and The Redevelopment Authority of the City of Sheboygan, Wisconsin (collectively, the City) whereby the City funded certain costs of construction. The City funded $4,000 toward the construction of the Blue Harbor Resort and related public improvements and $8,200 toward construction of a convention center connected to the resort.
In exchange for the $4,000 funding, BH Resort LLC guaranteed real and personal property tax payments over a fourteen-year period totaling $16,400. This obligation is also guaranteed jointly by Predecessor and by three of its principals. The guarantee was entered into on July 30, 2003.

In exchange for the $8,200 funding, BH Resort LLC entered into a lease for the convention center with the City. The initial term of the lease is 25 1/2 years with 15, 5-year renewal options. Under the lease, BH Resort LLC will satisfy repayment of the $8,200 funding by making guaranteed room tax payments totaling $25,944 over the initial term of the lease. This obligation is also guaranteed jointly by GLC and by three of its principals. This guarantee was also entered into on July 30, 2003.

As the debt related to the $4,000 and $8,200 fundings is included in the accompanying combined balance sheet, the Predecessor has not recorded any liability related to the guarantees on those fundings.

•	Sun Prairie Apartments, LLC (SPLLC) owns the Hamilton Place Apartments in Sun Prairie, WI. GLC has a small equity interest in SPLLC. On April 8, 2003 GLC entered into a guarantee with SPLLC’s lender for an interest reserve account related to SPLLC’s debt on April 8, 2003. Under this guarantee, GLC’s obligations are limited to $165. The guarantee was released in April 2004.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

Based on the Predecessor’s assessment of the likelihood of GLC having to possibly perform on this guarantee, the fair value of this guarantee at the inception of the guarantee had a nominal value and no liability has been recorded in the combined financial statements at December 31, 2003.

•	Historic Hollywood Hillview, LLC (HHH) is developing apartments in Hollywood, California. GLC has a small indirect equity interest in HHH. On July 1, 2003, GLC and three of its principals entered into a guarantee with HHH’s lender for HHH’s $10,200 construction loan and promissory note. The guarantee expires no later than July 1, 2009.

Based on the Predecessor’s assessment of the probability of GLC having to perform under the guarantee, the Predecessor has recorded a liability of $247 in the combined financial statements as of December 31, 2003.

      GLC also guarantees the debt of Beckley, LLC, an entity in which Predecessor has no equity interest. The guarantee, related to a $10,375 loan, was entered into on June 28, 1999 and expires on August 28, 2004. As the guarantee has not been modified subsequent to December 31, 2002, no liability is required to be recorded in the accompanying combined financial statements. The outstanding balance on the loan as of December 31, 2003 is approximately $9,200.

      In connection with the sale of an office building held by one of GLC’s subsidiaries, GLC guaranteed the buyer’s mortgage. The mortgage amount was $1,900. As this guarantee has not been modified subsequent to December 31, 2002, no liability is required to be recorded in the accompanying combined financial statements.

      Subsequent to December 31, 2003, lenders approved GLC’s requests to revoke and release the guarantees related to Port Washington Hotel, LLC; Braintree Great Lakes Hotel, LLC; and Beckley, LLC. These guarantee releases are subject to the completion of the Offering.

Commitments

      The Predecessor leases land, office space, storage space and office equipment under various operating leases. Most of the leases include renewal options. Future minimum payments on these operating leases (including payments to minority members of certain consolidated entities) as of December 31, 2003 are as follows:

	Payments
	to
	Minority	All
	Members	Other

2004	$262	$197
2005	262	203
2006	262	203
2007	262	179
2008	262	30
Thereafter	10,941	—

Total	$12,251	$818

      Rent expense for 2003, 2002 and 2001 was not significant.

      The Predecessor also has commitments on contracts to build the Predecessor’s resorts under construction. Commitments on these contracts total $46,460 and $6,240 for 2004 and 2005, respectively.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

8. RETIREMENT PLAN

      Predecessor maintains a 401(k) profit sharing plan for its employees. Eligibility for participation in the plan is based on an employee meeting certain minimum age and service requirements. Participants may make voluntary, pre-tax contributions through salary deferrals to the plan. Employer matching contributions are discretionary and are based on a percentage of employee contributions. Predecessor’s contributions to the plan were $166, $131 and $105 for the years ended December 31, 2003, 2002 and 2001, respectively.

9. EQUITY

General

      The Predecessor is comprised of a Subchapter S Corporation and limited liability companies. As a result, equity includes par value and retained earnings (for the Subchapter S Corporation) and members’ equity (for the limited liability companies). The entities included in the Predecessor’s combined historical financial statements conduct business under various operating agreements. These agreements govern the various classes of members, distribution preferences, payment of dividends, liquidation preferences and voting rights.

Members’ Equity of Combined Entities

      The accompanying combined financial statements include certain entities that are under common management by GLC, as described in Note 1. Members’ equity of combined entities on the combined balance sheets represents the portion of owners’ equity of those combined entities not owned by GLC.

Treasury Stock

      The Predecessor accounts for repurchases of treasury shares under the cost method. Treasury stock consisted of 29 Series A shares and 551 Series B shares at both December 31, 2003 and December 31, 2002.

Mandatorily Redeemable Ownership Interests

      In accordance with the provisions of SFAS No. 150, the Predecessor has identified the following items as meeting the criteria of a mandatorily redeemable financial instrument:

•	Class A and Class B shares of GLC. GLC is obligated to redeem in cash the A Shares and B Shares of a shareholder who dies or incurs certain triggering events (as defined in the Term Sheet of Buy and Sell Provisions for Shares in The Great Lakes Companies, Inc.). The redemption price is calculated by a formula using GLC’s net operating income and a multiple based on the type of triggering event, as described in the Term Sheet. Both the A Shares and the B shares contain restrictions on transfers and sales by the stockholders.

•	Class B Units of Great Wolf Lodge of Kansas City, LLC. In accordance with provisions in the Kansas City LLC Agreement, the LLC is required to redeem in cash the Class B Units no later than the fifth anniversary date of the operating commencement date of the Kansas City resort. The redemption price is based on the greater of fair value or an internal rate of return.

      The rights of GLC’s shareholders and Great Wolf Lodge of Kansas City’s Class B unitholders to require the Predecessor to redeem these equity instruments represent embedded derivative instruments. The Predecessor has recorded these derivative instruments at their estimated fair values at each of the reporting dates in the accompanying combined balance sheets. The fair values of the derivative instruments are included in

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

mandatorily redeemable ownership interests. For each period presented, the Predecessor has marked the underlying derivative to its estimated fair value. The change in the estimated fair value between periods is included in interest on mandatorily redeemable ownership interests in the accompanying combined statements of operations.

      The Predecessor adopted the provisions of SFAS No. 150 effective July 1, 2003. Prior to the adoption of SFAS No. 150, the Predecessor accounted for the Kansas City Class B units under the provisions of EITF Issue No. D-98. In accordance with that pronouncement, the Predecessor accounted for the Kansas City Class B units as a mandatorily redeemable security and classified the redemption amount outside of equity in the combined balance sheet. The security was initially recorded at its fair value at date of issue, using accepted valuation techniques, and the security was adjusted to its estimated redemption amount at each balance sheet date and recorded as mandatorily redeemable ownership interests. On November 7, 2003, the FASB issued FASB Staff Position No. 150-3, or FSP 150-3, indefinitely deferring the measurement provisions of SFAS 150 with respect to certain minority interests in consolidated ventures entered into prior to November 5, 2003. As a result, the Predecessor thereafter continued to account for the Kansas City security under the provisions of EITF Issue No. D-98.

      Equity interests subject to mandatory redemption consist of the following at December 31, 2003:

Common stock	$2
Retained earnings attributable to those shares	458
Members’ equity	7,400
Excess of redemption amount over common stock, retained earnings and members’ equity attributable to those shares/interests	2,990

      As of December 31, 2003 and 2002, the Predecessor has classified $10,850 and $11,698, respectively, related to these mandatorily redeemable items as liabilities in the combined balance sheet. Of the $10,850 total liabilities amount at December 31, 2003, $687 is attributable to the GLC mandatorily redeemable interests and $10,163 is attributable to the Kansas City mandatorily redeemable interests.

10. PROPERTIES HELD FOR SALE

      As of December 31, 2001, an office building held by one of the Predecessor’s subsidiaries was classified as held for sale. The building was sold in 2002. The gain of $413 realized upon sale was not recognized because GLC had continuing involvement in the real estate after the sale. The operating activity of this office building is included in discontinued operations in the combined statements of operations.

      As of December 31, 2002, the Predecessor had five hotels classified as held for sale. Three of these hotels were sold in 2003, resulting in a gain of $10,967. Operating results (and the gain or loss on disposition, if applicable) for the hotels classified as held for sale are included in income (loss) from discontinued operations in the combined statements of operations for the years ended December 31, 2003, 2002 and 2001.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2004 and 2003 (unaudited) and Years Ended
December 31, 2003, 2002 and 2001
(dollars in thousands)

      Operating activity of the held for sale properties consisted of the following:

	Year Ended December 31,

	2003	2002	2001

Revenues	$9,325	$14,990	$16,325
Expenses	(8,666)	(15,448)	(15,862)
Gain on sale	10,967	—	—
Minority interests	(9,822)	115	(719)

Income (loss) from discontinued operations	$1,804	$(343)	$(256)

      Interest on mortgage debt related to properties sold has been included in the operating results above.

      In July 2004, the remaining two hotels classified as held for sale as of December 31, 2003 were sold.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members and Boards of Directors

Great Bear Lodge of Wisconsin Dells, LLC and
  Great Bear Lodge of Sandusky, LLC
Madison, Wisconsin

      We have audited the accompanying combined balance sheet of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of December 31, 2003 and 2002, and the related combined statements of operations, members’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These combined financial statements are the responsibility of the management of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of December 31, 2003 and 2002, and the results of their combined operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

RUBIN, BROWN, GORNSTEIN & CO. LLP

St. Louis, Missouri

January 30, 2004
(Except for Note 4,
  dated May 10, 2004)

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED BALANCE SHEETS

(in thousands)

ASSETS

	March 31,	December 31,

	2004	2003	2002

	(Unaudited)
Current Assets
Cash and cash equivalents	$2,948	$1,181	$1,460
Certificates of deposit	3,023	2,992	3,169
Due from Class B Member	385	385	385
Accounts receivable (Note 5)	197	211	232
Inventories	697	648	558
Prepaid expenses	401	215	186

Total Current Assets	7,651	5,632	5,990
Property And Equipment (Notes 3 and 4)	55,833	57,136	61,287

Replacement reserve fund (Note 4)	1,426	2,387	1,053
Real estate tax escrow	91	186	261
Goodwill, net	24,457	24,457	24,456
Loan fees, net	664	567	591

	$90,122	$90,365	$93,638

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Current maturities of long-term debt (Note 4)	$1,997	$2,394	$1,711
Accounts payable	1,285	1,426	1,094
Accrued expenses	1,973	1,302	1,184
Gift certificates payable	586	701	739
Accrued interest expense	264	279	277
Accrued payroll	614	619	407
Accrued real estate taxes	302	1,104	1,004
Accounts payable—related party (Note 5)	—	265	379
Advance deposits	2,497	1,796	1,650
Note payable—related party (Note 5)	—	50	—
Due to Class A Member	385	385	385

Total Current Liabilities	9,903	10,321	8,830
Long-Term Debt (Note 4)	75,247	75,434	76,339

Total Liabilities	85,150	85,755	85,169
Commitments And Contingencies (Notes 6, 9 and 10)
Members’ Equity	4,972	4,610	8,469

	$90,122	$90,365	$93,638

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Revenues
Rooms	$7,609	$7,734	$29,172	$28,995	$25,650
Food and beverage	1,917	1,887	6,602	6,342	5,102
Other	1,353	1,360	4,944	5,090	3,886

Total Revenues	10,879	10,981	40,718	40,427	34,638

Departmental Expenses
Rooms	1,069	1,088	4,311	4,453	4,011
Food and beverage	1,287	1,248	4,925	4,861	4,034
Other	1,074	1,012	4,084	4,182	3,466

Total Departmental Expenses	3,430	3,348	13,320	13,496	11,511

Other Operating Expenses
Administrative and general	1,427	1,497	5,538	4,642	4,654
Property taxes, insurance and other	1,308	1,250	4,969	4,257	3,862
Management fees (Note 5)	180	330	1,030	1,418	1,039
Geographic development fee (Note 6)	191	190	989	432	300
Start up costs	—	—	—	—	1,149
Depreciation and amortization	1,851	2,762	8,090	8,414	8,764
Other	239	—	—	50	487

Total Other Operating Expenses	5,196	6,029	20,616	19,213	20,255

Income From Operations	2,253	1,604	6,782	7,718	2,872

Other Income (Expense)
Interest income	36	37	152	159	230
Interest expense	(1,177)	(1,169)	(4,818)	(5,055)	(5,316)

Total Other Income (Expense)	(1,141)	(1,132)	(4,666)	(4,896)	(5,086)

Net Income (Loss)	$1,112	$472	$2,116	$2,822	$(2,214)

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED STATEMENTS OF MEMBERS’ EQUITY

Three Months Ended March 31, 2004 (Unaudited) and
Years Ended December 31, 2003, 2002 and 2001
(in thousands)

	Great Bear Lodge Of Wisconsin Dells, LLC			Great Bear Lodge Of Sandusky, LLC				Combined

		SunAmerica		GLGB	GLGB	SunAmerica
	GLGB	Housing	Total	Manager	Investor I,	Housing	Total	Total
	Manager II,	Fund 815,	Members’	I, LLC	LLC	Fund 726,	Members’	Members’
	LLC (30%)	LP (70%)	Equity	(20%)	(30%)	LP (50%)	Equity	Equity

Balance (Deficit)—January 1, 2001	$(1,524)	$12,622	$11,098	$4	$2	$7	$13	$11,111
Net Income (Loss)	(90)	(210)	(300)	—	(574)	(1,340)	(1,914)	(2,214)
Contributions	—	14	14	—	4,000	8,017	12,017	12,031
Distributions	(1,171)	(2,731)	(3,902)	—	(411)	(2,170)	(2,581)	(6,483)

Balance (Deficit)—January 1, 2002	(2,785)	9,695	6,910	4	3,017	4,514	7,535	14,445
Net Income (Loss)	(27)	(63)	(90)	583	873	1,456	2,912	2,822
Contributions	—	—	—	—	—	2	2	2
Distributions	(440)	(2,310)	(2,750)	(1,989)	(1,356)	(2,705)	(6,050)	(8,800)

Balance (Deficit)—December 31, 2002	(3,252)	7,322	4,070	(1,402)	2,534	3,267	4,399	8,469
Net Income (Loss)	(383)	(892)	(1,275)	678	1,017	1,696	3,391	2,116
Distributions	—	—	—	(2,092)	(1,297)	(2,586)	(5,975)	(5,975)

Balance (Deficit)—December 31, 2003	(3,635)	6,430	2,795	(2,816)	2,254	2,377	1,815	4,610
Net Income (Loss) (unaudited)	(41)	(96)	(137)	250	375	624	1,249	1,112
Distributions	—	—	—	(150)	(225)	(375)	(750)	(750)

Balance (Deficit)—March 31, 2004	$(3,676)	$6,334	$2,658	$(2,716)	$2,404	$2,626	$2,314	$4,972

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)	(unaudited)
Cash Flows From Operating Activities
Net income (loss)	$1,112	$472	$2,116	$2,822	$(2,214)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,851	2,762	8,090	8,414	8,764
Bad debt expense	—	—	3	2	—
Gain on asset disposal	—	—	(1)	—	—
Change in operating assets and liabilities:
Accounts receivable	14	238	17	61	(91)
Inventories	(49)	(136)	(90)	(100)	(252)
Prepaid expenses	(186)	(59)	(28)	(63)	5
Accounts payable	(141)	592	332	207	799
Accrued expenses	(150)	(4)	433	135	1,228
Gift certificates payable	(115)	(441)	(38)	17	(47)
Accounts payable—related party	(265)	(379)	(114)	288	90
Advance deposits	700	945	146	(423)	1,003

Net Cash Provided By Operating Activities	2,771	3,990	10,866	11,360	9,285

Cash Flows From Investing Activities
Capital expenditures	(510)	(825)	(3,695)	(4,167)	(38,387)
Net withdrawals from real estate tax escrow	95	110	75	4	(266)
Proceeds from sale of assets	—	—	26	—	—
Net deposits (to) from certificates of deposit	(31)	269	174	(1,804)	436
Net deposits (to) from replacement reserve fund	961	(543)	(1,333)	644	(972)

Net Cash Provided By (Used In) Investing Activities	515	(989)	(4,753)	(5,323)	(39,189)

Cash Flows From Financing Activities
Proceeds from line of credit	—	—	—	314	27,685
Principal payments on long-term debt	(584)	—	(1,192)	(49,170)	(714)
Proceeds (repayments) from note payable—related party	(50)	—	50	—	—
Proceeds from issuance of debt	—	220	969	50,547	—
Payments for loan fees	(135)	(88)	(244)	(47)	(1,388)
Distributions to members	(750)	(1,450)	(5,975)	(8,800)	(6,483)
Capital contributions from members	—	—	—	1	12,031

Net Cash Provided By (Used In) Financing Activities	(1,519)	(1,318)	(6,392)	(7,155)	31,131

Net Increase (Decrease) In Cash And Cash Equivalents	1,767	1,683	(279)	(1,118)	1,227
Cash and Cash Equivalents—Beginning of Period	1,181	1,460	1,460	2,578	1,351

Cash and Cash Equivalents—End of Period	$2,948	$3,143	$1,181	$1,460	$2,578

Supplemental Disclosure of Cash Flow Information—Interest paid	$1,192	$1,189	$4,815	$4,782	$5,646

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001
(Information As Of March 31, 2004 And For The Three
Months Ended March 31, 2004 and 2003 Are Unaudited)
(dollars in thousands)

1. Summary of Significant Accounting Policies

Principles of Combination

      The combined financial statements include the accounts of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC (the Companies). The Companies have common ownership by entities related to AIG SunAmerica Housing Funds and The Great Lakes Companies, Inc. All material intercompany account balances and transactions have been eliminated in combination. The Companies’ operations are described in Note 2.

Unaudited Interim Financial Information

      The accompanying unaudited interim combined balance sheet as of March 31, 2004, the combined statements of operations and cash flows for the three months ended March 31, 2004 and 2003 and the combined statement of members’ equity for the three months ended March 31, 2004 are unaudited. These unaudited interim combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Companies’ management, the unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments necessary for the fair presentation of the Companies’ statement of financial position as of March 31, 2004, and their results of operations and their cash flows for the three months ended March 31, 2004 and 2003. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Estimates and Assumptions

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Companies define cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Companies maintain cash accounts which, at various times, exceed the FDIC insured limits of $100 per bank.

Certificates of Deposit

      Certificates of deposit are valued at cost plus accrued interest which approximates fair value.

Accounts Receivable

      Accounts receivable are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off, as of year end, all balances that have not been collected by the time the financial statements are issued.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

Advertising

      The Companies expense non-specific and daily advertising costs to operations when incurred. Advertising expense was $2,076, $1,531 and $1,610 for the years ended December 31, 2003, 2002 and 2001, respectively, and is included in general and administrative expenses in the accompanying combined statement of operations. Expenditures incurred related to advertising in travel guides over a specific period of time are capitalized, and amortized over the life of the travel guide. Expenditures related to travel guide advertising were capitalized in the amount of $57 at December 31, 2003, and are included in prepaid expenses.

Inventories

      Inventories consist primarily of food, beverage, arcade and gift shop merchandise and are valued at lower of cost, using the first-in, first-out (FIFO) method, or market.

Property and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Major expenditures for property and equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Buildings and improvements	40 years
Land improvements	15 years
Fixtures and equipment	3—15 years

Goodwill

      Great Bear Lodge of Wisconsin Dells, LLC has allocated $28,586 of the original purchase price of the resort to goodwill.

      Goodwill was being amortized using the straight-line method over 15 years through December 31, 2001. Accumulated amortization at December 31, 2003 and 2002 was $4,129. Amortization of goodwill charged against income amounted to $1,906 for the year ended December 31, 2001.

      Effective for years beginning January 1, 2002, Financial Accounting Standards Board (FASB) Statement No. 142 states that goodwill shall not be amortized. Instead, goodwill is tested for impairment, and adjusted if applicable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If fair value exceeds the carrying cost, there is no impairment. FASB 142 does not change the tax method reporting for goodwill amortization.

      Combined net loss for the year ended December 31, 2001 adjusted to exclude amortization expense is as follows:

Combined net loss	$(2,214)
Goodwill amortization	1,906

Adjusted net loss	$(308)

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

      At December 31, 2003, fair value exceeds the carrying cost and therefore no impairment has been recognized.

Loan Fees

      At December 31, 2003, loan fees of $1,680 have been capitalized and are being amortized on a straight-line basis over the terms of the loans. Accumulated amortization was $1,113 and $844 at December 31, 2003 and 2002, respectively. Amortization of loan fees charged against income amounted to $268, $1,280 and $518 for the years ended December 31, 2003, 2002 and 2001, respectively.

Intangible and Long-Lived Assets

      The Companies review the recoverability of intangible (other than goodwill) and long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, the Companies’ policies are to record a write-down, which is determined based on the difference between the carrying value of the asset and the estimated fair value. At December 31, 2003, 2002 and 2001, no provision for impairment was considered necessary.

Revenue Recognition

      The Companies recognize revenue from their resorts as earned on the close of business each day.

Advance Deposits

      Advance deposits are deposits made by the customers when reservations are made. The Companies’ policies are to charge a cancellation fee if reservations are canceled prior to 72 hours before the reserved date, with the remainder of the advance deposit refunded. Cancellations within 72 hours of the reserved date result in no refund of the advance deposit. The Companies invest cash received from advance deposits in interest bearing certificates of deposit. There are no specific requirements on investment of advance deposits.

Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. At December 31, 2003 and 2002, the Companies estimate that the fair value of its long-term debt is not materially different from its financial statement carrying value because either the stated interest rates fluctuate with current market rates or the interest rates approximate the current rates at which the Companies could borrow funds.

Income Taxes

      The Companies are organized as separate limited liability companies. They are not taxpaying entities for federal or state income tax purposes and thus no provision for income taxes has been recorded in these combined financial statements. The Companies’ income, losses and credits are included in the income tax returns of their members.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

Operating Agreements

      Certain defined terms contained in the Operating Agreements are denoted with initial capital letters throughout the combined financial statements.

2. Operations

      Great Bear Lodge of Wisconsin Dells, LLC (the Dells) was formed between SunAmerica Housing Fund 815, LP, a Nevada Limited Partnership (Class A Member) and GLGB Manager II, LLC, a Delaware Limited Liability Company (Class B Member), on October 7, 1999 in the state of Delaware. The Company was established to purchase and operate a resort hotel, the Great Wolf Lodge in Wisconsin Dells, Wisconsin. The resort offers an indoor and outdoor waterpark, redemption arcade, themed restaurant, gift shop and fitness facility.

      Great Bear Lodge of Sandusky, LLC (Sandusky) was formed between SunAmerica Housing Fund 726 LP, a Nevada Limited Partnership (Class A Member), GLGB Investor I, LLC, a Delaware Limited Liability Company (Class B Member) and GLGB Manager I, LLC, a Delaware Limited Liability Company (Class C Member) on May 20, 1999 in the state of Delaware. The company was established to construct and operate a resort hotel, the Great Bear Lodge in Sandusky, Ohio. The resort, which opened March 2001, offers an indoor and outdoor waterpark, redemption arcade, themed restaurants, gift shops and a fitness facility.

3. Property And Equipment

      Property and equipment consist of:

	December 31,

	2003	2002

Land and improvements	$9,048	$8,952
Buildings and improvements	32,065	31,411
Fixtures and equipment	41,178	36,267
Construction in progress	3	1,994

	82,294	78,624
Less: Accumulated depreciation	25,158	17,337

	$57,136	$61,287

      Depreciation charged against income amounted to $7,821, $7,134 and $6,340 for the years ended December 31, 2003, 2002 and 2001, respectively.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

4. Long-Term Debt

      Long-term debt consists of:

	December 31,

	2003	2002

Dells
Note payable to a bank, payable in monthly installments of $376 including interest at the two-year Treasury note index rate plus 1.675% based on a twenty-five year amortization. The interest rate was adjusted on November 10, 2002 and will be adjusted once every 24 months thereafter. During the term of the loan, the rate can not be less that 7% per year and can not be greater that 8.375% per year. The effective rate was 7% at December 31, 2003. The note is collateralized by the property, security interest of the membership interest, and a security interest in the replacement reserve account. The balance on the balloon note is due October 10, 2006	$50,931	$49,961

Note payable to Alliant Energy, payable in monthly installments of $2 including interest at 3%. The note is collateralized by equipment and is due in December 2007	64	89

Sandusky
Notes payable to US Bank and Bank One (amount available of $14,000,000 each), payable in monthly installments of interest only for the first twenty-four months and in equal monthly payments of principal and interest based on a twenty-year amortization with principal and unpaid interest due on March 1, 2004. The Company has a one-year option to extend the maturity date. Interest is charged at the LIBOR rate plus 3% during the first twenty-four months and adjusted to a fixed rate of 4.65% for the subsequent twelve months. The note is secured by the property, unconditional guarantees of individual investors, guarantee of corporate guarantor (up to $6,000,000) and the Company’s replacement reserve, real estate tax escrow and operating cash accounts	26,833	28,000

	77,828	78,050
Less: Current maturities	2,394	1,711

	$75,434	$76,339

      Future principal payments on long-term debt are as follows:

Year	Amount

2004	$2,394
2005	2,467
2006	50,325
2007	22,642

$77,828

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

      Interest expense charged against operations amounted to $4,818, $5,055 and $5,316 for the years ended December 31, 2003, 2002 and 2001, respectively.

      In connection with the loan agreements, the Companies must maintain replacement reserve funds. The agreements require monthly deposits of 4% of gross operating revenues for the Dells and monthly amounts not below $42 for Sandusky to fund capital improvements and replacements. The replacement reserve funds are pledged as collateral for the notes payable. The Dells’ December 2003 replacement reserve deposit was not funded timely in accordance with the loan agreement. The bank waived this violation in a letter dated May 10, 2004.

      In addition, Sandusky’s Operating Agreement provides for a monthly deposit of 4% of gross operating revenues to fund capital improvements and replacements. This amount was under funded by approximately $364 at December 31, 2003, but was approved by the Class A Member as required by the Operating Agreement.

      During 2003, Sandusky entered into an agreement with the bank to extend the note payable for an additional 36 months. The interest rate will be reduced to the LIBOR rate plus 2.75%. All other terms and conditions of the current note will remain unchanged.

5. Related Party Transactions

Dells

      The Dells resort and facility is managed by The Great Lakes Companies, Inc., a company affiliated through common ownership with GLGB Manager II, LLC, the Class B Member. The management agreement requires a fee of 3% of the Company’s adjusted gross revenue for each fiscal year. Management fees of $155, $589 and $604 were expensed for the years ended December 31, 2003, 2002 and 2001, respectively. Management fees of $221 were unpaid as of December 31, 2002 and are included in accounts payable—related party (see Note 8 regarding management fees during 2003).

      The management agreement also provides for a central office services fee in an amount allocated among sharing hotels. Central office service fees amounted to $37 for the years ended December 31, 2003, 2002 and 2001. Central office fees of $3 and $6 were unpaid as of December 31, 2003 and 2002, respectively, and are included in accounts payable—related party.

      During 2003 and a portion of 2002, an affiliate of The Great Lakes Companies, Inc. received a central reservation fee of 1-1/2% of gross room revenues. Reservation fees of $203 and $10 were expensed for the years ended December 31, 2003 and 2002, respectively. No reservation fees were incurred during 2001.

      The Operating Agreement (the Agreement) provides an annual property asset management fee of $10 per year to SunAmerica Affordable Housing Partners, Inc., an affiliate of the Class A Member. Asset management fees of $2 and $10 were unpaid as of December 31, 2003 and 2002, respectively, and are included in accounts payable—related party.

      Amounts due from The Great Lakes Companies, Inc., and affiliated entities amounted to $21 and $45 and are included in accounts receivable at December 31, 2003 and 2002, respectively.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

Sandusky

      The Sandusky resort and facility is managed by The Great Lakes Companies, Inc., a company affiliated through common ownership with GLGB Manager I, LLC, the Class C Member. The management agreement requires a fee of 3% of the Company’s adjusted gross revenue for each fiscal year. Management fees of $656, $621 and $435 and were expensed for the years ended December 31, 2003, 2002 and 2001, respectively. Management fees of $153 and $83 were unpaid as of December 31, 2003 and 2002, respectively, and are included in accounts payable—related party. In addition, beginning in 2002, the management agreement requires a subordinated management fee of 1% of the Company’s adjusted gross revenue for each full fiscal year. Subordinated management fees of $219 and $207 were expensed for the years ended December 31, 2003 and 2002, respectively. No subordinated management fees were incurred during 2001. The management agreement also provides for a central office services fee in an amount allocated among sharing hotels. Central office service fees amounted to $33 for the years ended December 31, 2003 and 2002, and $27 for the year ended December 31, 2001. Central office fees of $3 were unpaid as of December 31, 2003 and 2002 and are included in accounts payable—related party.

      Beginning in 2002, an affiliate of The Great Lakes Companies, Inc. received a central reservation fee of 2% of gross room revenues. Reservation fees of $233 and $22 were expensed for the years ended December 31, 2003 and 2002, respectively. Central reservation fees of $51 and $14 were unpaid as of December 31, 2003 and 2002, respectively. No reservation fees were incurred during 2001.

      The Operating Agreement (the Agreement) provides an annual property asset management fee of $10 per year to SunAmerica Affordable Housing Partners, Inc., an affiliate of the Class A Member. Asset management fees of $10 were unpaid as of December 31, 2002, and are included in accounts payable—related party.

      As noted above, accounts payable—related party includes management fees, central office service fees, asset management fees and miscellaneous expenses totaling $257 and $98 as of December 31, 2003 and 2002, respectively.

      During 2001, Sandusky incurred a development/construction management fee of $1,317 payable to The Great Lakes Companies, Inc. for services rendered to the Company for overseeing the construction and development of the hotel.

      During the year ended December 31, 2003, The Great Lakes Companies, Inc. funded amounts to Sandusky for operating expenses. As stated in the management agreement, The Great Lakes Companies, Inc. was not required to make such a payment and the amounts are due on demand. The unpaid balance as of December 31, 2003 was $50. The balance was repaid in January 2004, including interest of $4.

6. Geographic Development Fee

      Sandusky entered into a Geographic Development Agreement which provides for Tall Pines Development Corporation (Tall Pines) to be paid the following development fees for ten years ending March 2011: (1) Base Development Fee which represents a fee of 2% of the Company’s adjusted gross revenue for each fiscal year (2) Tier One Incentive Development Fee and/or (3) Tier Two Incentive Development Fee.

      Tier One Incentive Development Fee is an amount equal to 1% of revenues if the following conditions are met: (1) Revenue per available room is greater than $100 and (2) Gross Operating Profit is greater than 45%

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

and (3) Sandusky earns a minimum cash-on-cash return on equity of 10%. If only the third criteria is met for the fiscal year, Tall Pines shall be entitled to payment of  1/2 of the Tier One Incentive Development Fee.

      Tier Two Incentive Development Fee is an amount equal to 1% of Revenue over and above the Base Development Fee and Tier One Incentive Development Fee. The following are the conditions: (1) Revenue per available room is greater than $125 and (2) Gross Operating Profit is greater than 45% and (3) the Company earns a minimum cash-on-cash return on equity of 10%.

      The Base Development Fee, which is required to be paid on a monthly basis, of $365, $346, and $240 was expensed for the years ended December 31, 2003, 2002 and 2001, respectively. The base development fee of $47 and $24 was unpaid as of December 31, 2003 and 2002, respectively, and is included in accrued expenses.

      For the years ended December 31, 2003 and 2002, only the third criteria of the Tier One Incentive Development Fee was met, which entitles Tall Pines to .5% of adjusted revenues. In addition, for the years ended December 31, 2003, 2002 and 2001, the criteria for the Tier Two Incentive Development Fee were not met. However, in 2003, an agreement was made with Tall Pines Development to waive the criteria described above as the nature of the agreement was not being upheld. Therefore, the fee associated with Tier One and Two were paid for 2003, amounting to $365. Additional expenses of $260 were paid in 2003 which related to additional 2002 expenses.

7. Profit Sharing Plan

      The Companies maintain a 401(k) profit sharing plan covering all eligible employees. Employees become eligible after completing one year of service with at least 1,000 hours. Company contributions are discretionary. Currently, the Companies match 50% of the first 4% of each eligible employee’s contributions. The plan is sponsored by The Great Lakes Companies, covering multiple entities. The Companies combined contributions to the plan amounted to $71, $34 and $30 in 2003, 2002 and 2001, respectively.

8. Allocation of Profits, Losses and Cash Distributions

Dells

      As defined in Dells’ Operating Agreement, net profits and losses are generally allocated 70% to SunAmerica Housing Fund 815, LP and 30% to GLGB Manager II, LLC, except that the Agreement specifies allocation limitations and special allocations in certain situations, including, “Capital Transactions.” The Agreement defines Capital Transactions as sale, refinance, exchange, transfer, assignment, or other disposition of all or any portion of the Dells resort.

      The agreement also provides for priority distributions from Net Cash Flow, as defined in the Agreement, to be distributed in the following priority:

1.	First priority is a “Class A Senior Priority Return,” of 14% on its original capital contribution of $16,500 which calls for a cumulative return of $577 per calendar quarter to the Class A Member, payable 45 days after the end of the calendar quarter. Distributions under the Class A Senior Priority Requirements of $2,310 were made to the Class A Member during the year ended December 31, 2002. At December 31, 2003 and 2002, $385 is due to the Class A Member (see note below regarding 2003 distributions and management fees).

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

2.	Second priority is payment of 12% interest per annum, or any optional capital contributions (OCC) to the Class A Member to fund operating deficits or other reasonable and necessary obligations of the Company.

3.	Third priority is repayment of “Class A Net OCC.”

4.	Fourth priority is payment of “Class B OCC Priority Return” at 12% interest per annum.

5.	Fifth priority is payment of “Class B Net OCC.”

6.	Sixth priority is distribution to the Class B Member equal to the “Catch-Up Amount,” which is defined as “Catch-Up Percentage,” Class B Percentage divided by Class A Percentage, multiplied by Class A Senior Priority Return for the calendar quarter preceding the “Payment Date,” as defined in the Agreement. Distributions under the sixth priority distribution requirements of $440 and $990 were made to the Class B Member for the year ended December 31, 2002 and 2001, respectively.

7.	Seventh priority is distributions to the Class A Member until the Class A Net Mandatory Capital Contribution has been reduced to zero, in the ratio of Class A Percentage to the Class A Member, either as repayment of the “Equity Bridge Loans,” as defined, or in reduction of its Class A Net Mandatory Capital Contribution, or both, and the Class B Percentage to the Class B Member as distribution.

8.	Thereafter, as a distribution in the ratio of the Class A percentage to the Class A Member and the Class B percentage to the Class B Member. No distributions were required under this category during 2003 or 2002. Distributions made to members amounted to $603 during 2001.

      The Agreement provides for revisions to the above mentioned priorities upon the contribution of any additional capital by either the Class A or Class B Members.

      During 2003, the Class A and Class B Members agreed in principle to limit “Class A Senior Priority Return” payments and the Class B Member’s management fees to support the Company’s current cash flow needs. The “Class A Senior Priority Return” will continue to be paid in the future as cash flow improves. The Class B Member’s management fees (3% of revenues) from April 2003 to December 2003 will not be funded and have been “waived” by the Class B Member. Management fees from April 2003 through December 2003 have not been accrued as of December 31, 2003.

Sandusky

      As defined in Sandusky’s Operating Agreement, net profits and losses are generally allocated 50% to SunAmerica Housing Fund 726, LP, 30% to GLGB Investor I, LLC, and 20% to GLGB Manager I, LLC, except that the Agreement specifies allocation limitations and special allocations in certain situations, including, “Capital Transactions.” The Agreement defines Capital Transactions as sale, refinance, exchange, transfer, assignment, or other disposition of all or any portion of the Sandusky resort.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

      The agreement also provides for priority distributions from Net Cash Flow, as defined in the Agreement, to be distributed in the following priority:

1.	First priority is a “Class A Senior Priority Return,” of 12% on its original capital contribution of $8,000. Distributions under the Class A Senior Priority Requirements of $503, $692 and $2,031 were made to the Class A Member during the years ended December 31, 2003, 2002 and 2001, respectively.

2.	Second priority is repayment of 12% interest per annum to the Class A Member for “Loan Returns.”

3.	Third priority is repayment of “Class A Net Term Loan Capital Contribution.”

4.	Fourth priority is payment of “Class C Net OCC Priority Return” at 12% interest per annum.

5.	Fifth priority is repayment of “Class A Net OCC.”

6.	Sixth priority is a “Class B Senior Priority Return,” of 12% on its original capital contribution of $4,000. Distributions under the Class B Senior Priority Requirement of $256, $351 and $384 were made to the Class B Member during the year ended December 31, 2003, 2002 and 2001, respectively.

7.	Seventh priority is payment of accrued “Class C Term Loan Priority Return.”

8.	Eighth priority is repayment of “Class C Net Term Loan Capital Contribution.”

9.	Ninth priority is payment of accrued “Class C Net OCC Priority Return.”

10.	Tenth priority is repayment “Class C Net OCC.”

11.	Eleventh priority is payment of “Class A Net Development Capital Contribution” until reduced to the Target Amount. Distributions after the Target Amount was reached were $2,087 and $2,003 to the Class A Member, $1,043 and $1,001 to the Class B Member and $2,087 and $2,003 to the Class C Member for the years ended December 31, 2003 and 2002, respectively. No amounts were paid relating to this priority during 2001.

12.	Twelfth priority is repayment of “Class A Net Development Capital Contribution.”

13.	Thereafter, as a distribution in the ratio of the Class A percentage to the Class A Member, the Class B percentage to the Class B Member and the Class C percentage to the Class C Member.

      The Agreement provides for revisions to the above mentioned priorities upon the contribution of any additional capital by any of the members.

9. Commitment

      During 2003, the Dells obtained a loan commitment with a lender in an amount not to exceed the lessor of $21,000 or 75% of the appraised value of the pending condominium development and water park expansion project adjacent to the existing “Dells” facility to fund the construction of condominiums. In connection with the loan commitment, the Company paid approximately $158 to the lender, which has been capitalized as of December 31, 2003 and will be amortized over the term of the two year agreement. The commitment is for 24 months, bears interest at either an annual fixed rate of 7.25% or a variable annual rate of prime plus 1.625% (not to be below 6.75% per year) and is secured by a first deed of trust on the condominium development, assignment of all condominium rents, construction commitment deposits and personal guarantees of certain

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the Three Months
Ended March 31, 2004 and 2003 are unaudited)
(dollars in thousands)

officers of The Great Lakes Companies, Inc. As of December 31, 2003, no amounts have been borrowed against this commitment.

10. Legal Matters

      A vendor of the Dells has filed suit for alleged premature termination of a supply and service contract with the Dells. The vendor is seeking liquidated damages of approximately $600 for breach of the contract. The Dells has filed a counterclaim and intends to vigorously contest the pending claim by the vendor. Although management believes that the lawsuit is without merit and that the ultimate liability, if any, with respect to this issue will not materially affect the financial position, results of operations, or the liquidity of the Company, the ultimate outcome of the litigation is uncertain. If an unfavorable outcome were to occur, the impact could be material to the Dells. As of March 31, 2004, the Dells has not accrued an estimated liability relating to this litigation due to the uncertainty of the pending matter.

      Except for the item note above, during the normal course of business, the Dells and Sandusky are involved in various legal matters which, in the opinion of management, are not expected to have a material effect on either the financial position or the operating results of the Dells and Sandusky.

Breaker Bay at Blue Harbor™

Cub Club™

Youkon Jack's™ Cook Shanty

Lumber Jack's Cook Shanty

Crew Club™

Blue Harbor Resort & Conference Center™

Biko's 3-D Theater™

Bear Claw Cafe™

Sweet Shop Landing™

Iron Horse™ Fitness Room

Great Wolf Lodge™

Northern Lights™ Arcade

Elements™ Spa Salon

The Loose Moose Cottage™

Camp Critter Bar & Grille™

Gitchigoomie™ Grill

Rocky Bottom Snack Bar™

Buckhorn™ Exchange

Rusty Anchor™ Buffet

Wiley's Woods™

On the Rocks™ Bar & Grille

Precious Cargo™

13,250,000 Shares

Common Stock

P R O S P E C T U S

                    , 2004

Citigroup

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND REGISTRATION

      The following sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fee of the Securities and Exchange Commission and the filing fee of the National Association of Securities Dealers, Inc.:

Amount to be
paid by the
Description	Company

SEC Registration Fee	$32,821
NASD Filing Fee	26,404
Blue Sky Fees and Expenses	*
Printing Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

      As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation contains a provision that eliminates the personal liability of the Registrant’s directors for monetary damages for any breach of fiduciary duty as a director. Such provision, however, does not eliminate a director’s liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law (in respect of certain unlawful dividend payments or stock purchases or redemptions); or (iv) for a transaction from which the director derived an improper personal benefit.

      As permitted by Section 145 of the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation, which will become effective upon completion of the offering, provides that it shall indemnify any and all persons whom it has the power to indemnify under Delaware law from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Business Corporation Law, and the indemnification provided for in the Amended and Restated Certificate of Incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

      Further, the Registrant’s Amended and Restated Bylaws, which will become effective upon completion of this offering, provide that it shall indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law upon a determination by a majority of the Board of Directors, by independent legal counsel in a written opinion or by the stockholders that the person seeking indemnification has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and had no reasonable cause to believe such person’s conduct was unlawful. Any expense incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

      The Registrant may, to the extent authorized by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Registrant similar to those conferred to directors and officers of the Registrant as described above.

      The Registrant has entered into indemnification agreements with each of its current officers and directors, and will enter into similar agreements with each of the proposed directors, to give such officers and directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation.

      The Registrant has insurance policies providing for indemnification of officers and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors and officers of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.	RECENT SALES OF UNREGISTERED SECURITIES

      In connection with our formation transactions, which shall become effective simultaneously with the completion of this offering, we will issue common stock to holders of securities in each of the Property and Sponsor LLCs, as well as to each holder of securities in Sandusky Investor LLC, in an offering exempt from registration under the Securities Act pursuant to Regulation D. In total, we will issue an aggregate of 13,901,741 shares of our common stock to such investors. In exchange, we will receive all or a portion of each such investor’s interest in the applicable Property LLC, Sponsor LLC or Sandusky Investor LLC.

      Also in connection with our formation transactions, we will issue (1) 64,621 shares of our common stock to the holder of a tenant in common interest in our Poconos resort and (2) 68,766 shares of our common stock to the holder of a tenant in common interest in our Williamsburg resort. These shares will be issued in offerings exempt from registration under the Securities Act pursuant to Regulation D.

      In addition, we issued 100 shares of common stock, par value $0.01 per share, to Great Lakes upon our formation in May 2004. We received an aggregate of $1,000 for these shares. We will redeem these shares in connection with the formation transactions.

      The issuances described above will be exempt from registration under the Securities Act, pursuant to Section 4(2) of the Securities Act, Rule 144A promulgated thereunder or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. Each investor receiving shares in the formation transactions will be an accredited investor, with knowledge and experience in financial and business matters sufficient for evaluating the associated merits and risks, has represented its intention to acquire the securities for investment purposes only and not with a view towards distribution and received or had access to adequate information about the Registrant. Each investor receiving shares in the formation transactions is irrevocably committed to take such shares, subject only to conditions that are beyond the investor’s control, such as the closing of this offering. Appropriate legends will be affixed to the stock certificates in these transactions and there was and will be no general solicitation or advertising.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENTS

      (a) The following are exhibits to this registration statement:

Exhibit
Number		Description of Exhibits

1.1	—	Form of Underwriting Agreement*
2.1	—	Form of Merger Agreement to be utilized in the formation transactions (Delaware)
2.2	—	Form of Merger Agreement to be utilized in the formation transactions (Wisconsin)
3.1	—	Form of Amended and Restated Certificate of Incorporation of the Company
3.2	—	Form of Amended and Restated Bylaws of the Company
5.1	—	Opinion of King & Spalding LLP regarding the validity of the securities being registered*
10.1	—	License Agreement, dated January 30, 2004, by and between The Great Lakes Companies, Inc. and Jim Pattison Entertainment Ltd.*
10.2	—	Development Agreement, dated as of July 30, 2003, among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC
10.3	—	First Amendment to the Development Agreement, dated June 25, 2004, by and among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resorts Condominium, LLC
10.4	—	Tall Pines Exclusive License and Royalty Agreement, dated July 25, 2004, between Tall Pines Development Corporation and The Great Lakes Companies, Inc.*
10.5	—	Form of Employment Agreement
10.6	—	Form of Noncompete Agreement
10.7	—	Form of Officers and Directors Indemnification Agreement
10.8	—	Form of Indemnity Agreement between Great Wolf Resorts, Inc. and the principal stockholders of The Great Lakes Companies, Inc.*
10.9	—	Form of Great Wolf Resorts, Inc. Employee Stock Purchase Plan
10.10	—	Form of Great Wolf Resorts, Inc. 2004 Incentive Stock Plan
10.11	—	Form of Great Wolf Resorts, Inc. Deferred Compensation Plan
10.12	—	Form of Transition Services Agreement, between Great Wolf Resorts, Inc. and Great Lakes Housing Partners, LLC
10.13	—	Form of Transition Services Agreement, to be entered into between Great Wolf Resorts, Inc. and Great Lakes Hospitality Partners, LLC
10.14	—	Form of Registration Rights Agreement by and among Great Wolf Resorts, Inc. and the persons named therein
21.1	—	List of Subsidiaries*
23.1	—	Consent of King & Spalding LLP (included as part of Exhibit 5.1)*
23.2	—	Consent of Deloitte & Touche LLP
23.3	—	Consent of Rubin, Brown, Gornstein & Co. LLP
23.4	—	Consent of Elan Blutinger
23.5	—	Consent of Randy Churchey
23.6	—	Consent of Michael M. Knetter
23.7	—	Consent of Alissa N. Nolan

Exhibit
Number		Description of Exhibits

23.8	—	Consent of Howard Silver
24.1	—	Power of Attorney (included on signature page)

*	To be filed by amendment.

ITEM 17.	UNDERTAKINGS

      The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on August 12, 2004.

GREAT WOLF RESORTS, INC.

By:	/s/ J. MICHAEL SCHROEDER

J. Michael Schroeder
General Counsel and Corporate Secretary

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Emery, James A. Calder and J. Michael Schroeder, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any registration statement (or amendment thereto) related to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on this 12th day of August, 2004 in the capacities indicated.

/s/ BRUCE D. NEVIASER Bruce D. Neviaser	Chairman of the Board

/s/ MARC B. VACCARO Marc B. Vaccaro	Director

/s/ JOHN EMERY John Emery	Chief Executive Officer and Director (Principal Executive Officer)

/s/ CRAIG A. STARK Craig A. Stark	President and Director

/s/ JAMES A. CALDER James A. Calder	Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit Index

Exhibit
Number		Description of Exhibits

1.1	—	Form of Underwriting Agreement*
2.1	—	Form of Merger Agreement to be utilized in the formation transactions (Delaware)
2.2	—	Form of Merger Agreement to be utilized in the formation transactions (Wisconsin)
3.1	—	Form of Amended and Restated Certificate of Incorporation of the Company
3.2	—	Form of Amended and Restated Bylaws of the Company
5.1	—	Opinion of King & Spalding LLP regarding the validity of the securities being registered*
10.1	—	License Agreement, dated January 30, 2004, by and between The Great Lakes Companies, Inc. and Jim Pattison Entertainment Ltd.*
10.2	—	Development Agreement, dated as of July 30, 2003, among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC
10.3	—	First Amendment to the Development Agreement, dated June 25, 2004, by and among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resorts Condominium, LLC
10.4	—	Tall Pines Exclusive License and Royalty Agreement, dated July 25, 2004, between Tall Pines Development Corporation and The Great Lakes Companies, Inc.*
10.5	—	Form of Employment Agreement
10.6	—	Form of Noncompete Agreement
10.7	—	Form of Officers and Directors Indemnification Agreement
10.8	—	Form of Indemnity Agreement between Great Wolf Resorts, Inc. and the principal stockholders of The Great Lakes Companies, Inc.*
10.9	—	Form of Great Wolf Resorts, Inc. Employee Stock Purchase Plan
10.10	—	Form of Great Wolf Resorts, Inc. 2004 Incentive Stock Plan
10.11	—	Form of Great Wolf Resorts, Inc. Deferred Compensation Plan
10.12	—	Form of Transition Services Agreement, between Great Wolf Resorts, Inc. and Great Lakes Housing Partners, LLC
10.13	—	Form of Transition Services Agreement, to be entered into between Great Wolf Resorts, Inc. and Great Lakes Hospitality Partners, LLC
10.14	—	Form of Registration Rights Agreement by and among Great Wolf Resorts, Inc. and the persons named therein
21.1	—	List of Subsidiaries*
23.1	—	Consent of King & Spalding LLP (included as part of Exhibit 5.1)*
23.2	—	Consent of Deloitte & Touche LLP
23.3	—	Consent of Rubin, Brown, Gornstein & Co. LLP
23.4	—	Consent of Elan Blutinger
23.5	—	Consent of Randy Churchey
23.6	—	Consent of Michael M. Knetter
23.7	—	Consent of Alissa N. Nolan

Exhibit
Number		Description of Exhibits

23.8	—	Consent of Howard Silver
24.1	—	Power of Attorney (included on signature page)

*	To be filed by amendment.